Form 10-K, Exhibit 13
period 1993-12-31
NOBLE AFFILIATES INC
filed 1994-03-30
CIK 72207

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SIGNIFICANT EVENTS IN 1993

- -    The Company spent $515 million in oil and gas acquisitions, exploration and development.
- -    The Company replaced production of its reserves on an equivalent barrel basis in 1993 by a factor of five.
- -    The cost of finding of all reserves added in 1993 was $5.14 per BOE.
- -    The Company restructured its long-term debt and reduced its average interest rate with the redemption in May 1993 of its 7 1/4% Convertible Debentures Due 2012 and the issuance of $330 million in new debt securities in October 1993 to finance a $305 million acquisition.
- -    The Company maintained sufficient cash balances to have available $100 million for possible acquisitions of properties as it entered 1994.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATIONS
   Net cash provided by operating activities was $139.4 million for 1993, an 11 percent and 56 percent increase over the $125.1 million and $89.2 million in 1992 and 1991, respectively. Cash and short-term cash investments increased to $176.4 million at December 31, 1993, from $118.7 million at year end 1992.
   The Company's current ratio (current assets divided by current liabilities) was 1.75:1 at December 31, 1993, compared to 3.39:1 at December 31, 1992. Included in short-term borrowing at December 31, 1993, was a note due to FM Properties Operating Co. for $95.6 million. The Company paid the note on January 4, 1994, from available cash and short-term cash investments. The Company's current ratio at December 31, 1993, giving pro forma effect to such note repayment, would have been 3.16:1.

RESERVES ADDED AND COST OF FINDING
   During 1993, the Company spent $515 million on acquisitions of oil and gas properties and on oil and gas exploration and development. Approximately 82 percent of the expenditures was for acquisitions, $405 million of which was expended on two purchases from Freeport-McMoRan. Total proved gas reserves increased from 372.2 BCF at year end 1992 to 691.5 BCF at year end 1993 and total proved oil reserves increased from 47.4 million barrels at year end 1992 to 73 million barrels at year end 1993.
   One accepted method of calculating cost of finding is to divide the Company's expenditures for oil and gas exploration, development and acquisitions by the BOE's added during the year. Using this method, the Company's cost of finding for 1993 was $5.14 per BOE. A three year schedule of cost of finding follows:



                                                                                      THREE
(DOLLARS AND BOE'S STATED IN MILLIONS,                                                YEAR
EXCEPT FINDING COST)                                  1993     1992       1991        TOTAL
- ----------------------------------------------------------------------------------------------
Oil reserves added..............................      33.3     10.8        8.9          53
Gas reserves added BOE (6:1)....................      66.9      8.4       18.7          94
                                                     -----    -----      -----       -----
Total reserves added BOE........................     100.2     19.2       27.6         147
                                                     -----    -----      -----       -----
                                                     -----    -----      -----       -----
Cost incurred in oil and gas acquisition,
     exploration and development activities.....    $  515   $   76     $  147      $  738
Average finding cost per BOE....................    $ 5.14   $ 3.96     $ 5.33      $ 5.02*

*Three year average


(This page contained two graphs in the margin: Gas Reserves Added For Three Years and Oil Reserves Added For Three Years, See Appendix I)
                                                                         Page 15

LONG-TERM FINANCING
   Total long-term debt at December 31, 1993 was $453,760,000 compared with $224,793,000 at December 31, 1992. Ratio of long-term debt to book capital (defined as the Company's long-term debt plus its equity) at December 31, 1993 was 52 percent compared with 42 percent at December 31, 1992. No current installments are due on any of the debt.
   In May 1993, the Company redeemed its $100,000,000 of 7 1/4% Convertible Debentures Due 2012. As a result of the call for redemption, owners of $98,155,000 of the debentures elected to convert into a total of 5,001,373 shares of Company common stock.
   On October 21, 1993, the Company issued $230,000,000 of 4 1/4% Convertible Subordinated Notes Due 2003 and $100,000,000 of 7 1/4% Notes Due 2023. The Company's long-term debt also includes $125,000,000 of 10 1/8% Notes Due
June 1, 1997, which become redeemable at par on June 1, 1994.
   The Company may redeem or possibly refinance all or a portion of the 10 1/8% Notes in 1994. The amount of any such redemption would be dependent upon the amount of available cash on hand as the redemption date approaches. Such available cash balances can be affected by numerous factors, the most significant of which are: (1) prices received for the sale of oil and gas, (2) changes in capital and exploratory expenditures during the year and (3) acquisitions of producing oil and gas properties.

OTHER
   The Company follows an entitlements method of accounting for its gas imbalances. The Company's estimated gas imbalance receivables were $12.9 million and $17 million at December 31, 1993 and 1992, respectively, and estimated gas imbalance liabilities were $7.6 million and $12.8 million at December 31, 1993 and 1992, respectively. These imbalances are valued at the amount which is expected to be received or paid to settle the imbalances. The settlement of the imbalances can occur either during, or at the end of the life of a well, on a volume basis or by cash settlement. The Company does not expect that a significant portion of the settlements will occur in any one year. Thus, the Company believes the periodic settlement of gas imbalances will have little impact on its liquidity.
   The Company has sold a number of nonstrategic onshore oil and gas properties over the past two years, recognizing a $128,000 gain in 1993 and a $711,000 loss in 1992. Total amounts of oil and gas reserves associated with these disposals during the last two years were 870,000 BBLS of oil and 4.5 BCF of gas. The Company believes the disposal of nonstrategic properties furthers the goal of concentrating its efforts on the strategic properties.
   The Company has paid quarterly dividends of $.04 per share since August 21, 1989, and currently anticipates it will continue to pay quarterly dividends of $.04 per share.
   During 1993, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes." The effect of adopting SFAS No. 109 was not material to the Company's financial position and results of operations. For additional information on SFAS No. 109, see Note 4 to the financial statements.
   Also during 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The effect of adopting SFAS No. 106 was not material to the Company's financial position and results of operations, but it resulted in recording a cumulative catch-up adjustment for the accumulated postretirement

(This page contained two graphs in the margin: Three Years of Costs Incurred For Acquisitions, Exploration and Development and Net Undeveloped Acres by Geographic Regions, 360,000 Acres Year End 1993, See Appendix I) transition obligation of approximately $1,003,000 before tax and net 1993 postretirement benefit cost of approximately $173,000. For additional information on SFAS No. 106, see Note 6 to the financial statements.
   The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits" in 1994. The estimated impact of SFAS No. 112 is not material to the Company's consolidated financial position or results of operations.

RESULTS OF OPERATIONS

NET INCOME AND REVENUES
   Net income for 1993 was $12.6 million, or $.26 per share, down 69 percent from 1992 net income of $41.2 million, or $.93 per share, and down 35 percent from 1991 net income of $19.3 million, or $.44 per share. Revenues for 1993 were $286.6 million, down 6 percent from 1992 and up 14 percent from 1991. Despite higher production volumes for both oil and gas during 1993, net income decreased from each of the prior two years. The increase in average gas price in 1993 was more than offset by the decrease in average oil price. Revenues and net income for 1993 are less than 1992 in part due to a pretax gain of $27.9 million on the sale of the Company's investment in Natural Gas Clearinghouse and the receipt of $7.5 million from a gas contract settlement.

NATURAL GAS INFORMATION
   Gas sales increased 19 percent in 1993 to $159.2 million from $134.2 million in 1992 and 21 percent from $111.1 million in 1991. Average daily gas production in 1993 increased 3 percent to 211.1 MMCF from 204.6 MMCF in 1992 and 15 percent in 1992 from 178.4 MMCF in 1991. The acquisitions from Freeport-McMoRan increased average daily production 98.4 MMCF for the fourth quarter of 1993. Average daily production during 1993 ranged from a low of 175.2 MMCF in April to a high of 282.1 MMCF in October.
   Average gas price in 1993 increased to $2.10 per MCF from $1.81 in 1992. In 1993 the Company's average gas prices ranged from a low of $1.86 per MCF in June to a high of $2.43 per MCF in December. The average gas price in 1993 reflected $3.7 million of reduced value relating to hedging production at prices below the ultimate spot price for gas. This lowered the average gas price received by $.048 per MCF.
  A three-year summary of gas related information follows:


                                                 1993      1992      1991
- --------------------------------------------------------------------------
Proved reserves at year end (MMCF) . . . .    691,530   372,223   396,610
Gas revenues (millions). . . . . . . . . .     $159.2    $134.2    $111.1
Average gas price per MCF* . . . . . . . .      $2.10     $1.81     $1.74
Average daily production (MMCF). . . . . .      211.1     204.6     178.4
Gas sales as a % of oil and gas sales. . .        59%       53%       50%

*The above amount reflects a reduction of $.048 per MCF in 1993, a reduction of $.045 per MCF in 1992 and income of $.01 per MCF in 1991 from hedging.


CRUDE OIL INFORMATION
   Oil sales decreased 7 percent in 1993 to $111.3 million. Average daily production increased to 19,496 barrels, up 9 percent from 17,826 barrels in 1992. The acquisitions from Freeport-McMoRan increased average daily production 4,639 barrels for the fourth quarter of 1993. Offsetting the benefit of the production increase was a 15 percent decrease in average oil price. In 1992, oil sales increased 10 percent over 1991 to $120.2 million. This increase was due to a 19 percent

(This page contained two graphs in the margin: Net Income For Three Years and Gas Revenues For Three Years, See Appendix I) increase in average daily production over the 15,001 barrels in 1991. Oil sales in 1992 reflected an 8 percent decrease in average oil price per barrel from $20.39 in 1991 to $18.68 in 1992.
   International sales accounted for 19 percent of 1993 total oil sales. During 1992 and 1991, international oil sales accounted for 23 percent and 13 percent of total oil sales, respectively. Average daily oil production in barrels from properties outside the United States was 3,465 in 1993 and 4,194 in 1992 and 2,097 in 1991.
   Although oil prices have decreased, the Company believes that oil prices should improve moderately over time. When conditions warrant, price hedging may be used to minimize the Company's exposure to price volatility. The Company's average oil price in 1993 included approximately $100,000 of hedging income which increased the average oil price for the year by $.02 per barrel.
   A three-year summary of oil related information follows:



                                                        1993       1992       1991
- -----------------------------------------------------------------------------------------------
Proved reserves at year end (thousands of barrels)
Working interest . . . . . . . . . . . . . . . .      70,245     45,400     42,090
Royalty interest (1) . . . . . . . . . . . . . .       2,710      1,980      1,790
                                                      ------    ------     ------
     Total . . . . . . . . . . . . . . . . . . .      72,955     47,380     43,880
                                                      ------    ------     ------
                                                      ------    ------     ------
Oil revenues (millions). . . . . . . . . . . . .      $111.3     $120.2     $109.2
Average oil price per barrel (2) . . . . . . . .      $15.91     $18.68     $20.39
Average daily production (barrels) . . . . . . .      19,496     17,826     15,001
Oil sales as a % of oil and gas sales. . . . . .         41%        47%        50%


(1)  Includes royalty oil, condensate and gas reserves stated in BOE's.
(2) Includes $.02 per barrel in 1993, $.33 per barrel in 1992 and $1.17 per barrel in 1991 from hedging income.



COSTS AND EXPENSES
   In 1993 oil and gas exploration expense increased $7.5 million over 1992 to $36.5 million. The increase resulted, in part, from a $2.3 million increase in dry hole expense, a $1.7 million increase in undeveloped lease amortization and a $4.2 million increase in abandoned assets of which $4 million related to costs associated with the writedown of an offshore California property. In 1992 oil and gas exploration expense decreased $5.2 million from 1991 to $29.0 million. The decrease resulted, in part, from a $2.6 million decrease in dry hole expense and an $8.9 million decrease in abandoned assets, which was partially offset by a $5 million increase in undeveloped lease amortization.
   In 1993 oil and gas operations expense increased $6.7 million over 1992 to $75.1 million. Approximately $3.6 million of the increase is attributable to properties purchased during 1993. In 1992 oil and gas operations expense increased $8.1 million over 1991 to $68.4 million. That increase was primarily a result of incurring a full year of expenses on the Company's properties in Equatorial Guinea and Indonesia compared to a partial year of operations on the properties, which commenced production during 1991. Also, during the first nine months of 1992 the Company owned an 80 percent interest in the Tazerka Field offshore Tunisia compared to a 40 percent interest during 1991.
   In 1993 depreciation, depletion and amortization expense (DD&A) increased $12.4 million over 1992 to $107.2 million. DD&A expense for 1992 increased $15.1 million over 1991 to $94.8 million. The higher DD&A expenses were primarily the result of higher production rates. In 1993, DD&A associated with acquired properties was $15.2 million, and $4.7 million was due to a reserve writedown on the Camar property in Samedan Oil of Indonesia, Inc. In 1992 an additional $6.2 million of DD&A expense was incurred due to the writedown of reserves on the Company's High Island A-480 block. The unit rate of DD&A expense per BOE, converting gas to oil on a 6:1 basis, was $5.37 for 1993, $5.00 for 1992 and $4.93 for 1991.

(This page contained two graphs in the margin: Oil Revenues For Three Years and Average Production and Lifting Cost Per BOE, See Appendix I)

   The Company provides for the cost of future liabilities related to restoration and dismantlement costs for offshore facilities. This provision is based on the Company's best estimate of such costs to be incurred in future years based on information from the Company's engineers. These estimated costs are provided through DD&A expense using a ratio of production divided by reserves multiplied by the estimated costs to restore and dismantle. The Company has provided $23.2 million for such future costs classified with accumulated DD&A in the balance sheet. The total future restoration and abandonment costs of $62.8 million are included in estimated future production and development costs for purposes of estimating the future net revenues relating to the Company's proved reserves. The Company is currently unaware of any site with potential environmental liabilities requiring restoration or reclamation.
   In 1993, selling, general and administrative (SG&A) expense increased $686,000 over 1992. During the year certain changes occurred which impacted SG&A in various geographic locations. In an effort to best utilize personnel, the Midland, Texas office was closed and employees were transferred primarily to Houston, Texas and Denver, Colorado.

INTEREST EXPENSE
   Interest expense remained flat in 1993 even though the outstanding long-term debt at December 31, 1993 increased $229 million to $453.8 million from $224.8 million at year end 1992. This was primarily the result of redeeming the 7 1/4% Notes in May 1993, lower average interest rates experienced in the debt securities issued and higher capitalized interest during the year.
   In 1993 capitalized interest increased $3.8 million over 1992. This increase is primarily due to capitalizing $3.6 million of interest on East Cameron 320, 331 and 332 which were acquired during the year and are currently under development. Interest capitalization will continue until these properties are capable of production in late 1994.

FUTURE TRENDS

   Oil and gas production in the fourth quarter of 1993 was 22,689 BBLS and 271,564 MCF per day, which reflected production from certain oil and gas properties acquired from Freeport-McMoRan on October 1, 1993, in addition to production from the Company's other gas properties. The Company anticipates its oil and gas production volumes will continue to increase in 1994 as a result of the properties acquired from Freeport-McMoRan as well as planned development of new oil and gas properties.
   The Company's capital budget in 1994 is $179 million. The budget includes no provision for acquisitions, and as such, is primarily capital dollars budgeted for successful drilling and development. The comparable expenditures in 1993 were $92 million. The Company plans to remain quite active in the Gulf of Mexico where 76 percent of its capital budget is currently planned to be spent. Principal properties in the Gulf of Mexico on which capital expenditures are budgeted for 1994 include Vermilion Block 371, East Cameron Blocks 320, 331 and 332, High Island Block A-547 and Ship Shoal Block 315. Production from these properties, as well as others currently under development, is expected to commence at varying dates during 1994 or 1995.
   The Company intends to remain active in its onshore domestic operations with drilling and development operations planned primarily in Oklahoma, Texas, Colorado, California and Montana. Such onshore drilling and development amounts budgeted for 1994 are $22 million compared to $23 million spent in 1993.
   The Company's onshore prospects combine higher risk exploratory drilling in all areas with lower risk development drilling primarily in existing secondary oil units and in the recently acquired Bowdoin Field and Niobrara gas area.

(This page contained two graphs in the margin: DD&A Expense Per BOE of Production For Three Years and SG&A Expense Per BOE of Production For Three Years, See Appendix I)

   The Company's international budget is $13 million: $9 million for successful exploration and development in Canada and $4 million for the drilling operations in Tunisia. No other material capital expenditures are currently budgeted in 1994 for international drilling and development.
   While the Company added significantly to its oil and gas reserve base in 1993 primarily through acquisitions, it anticipates it can continue to add to its reserve base with its 1994 capital budget along with its other exploratory outlays. Such capital budget and exploration expenditures are planned to be funded through internally generated cash flows.
   On January 13, 1994, the Company announced the formation of Noble Gas Marketing, Inc., a subsidiary of Noble Affiliates, Inc. The purpose of Noble Gas Marketing, Inc. is to seek out opportunities to enhance the value of the Company's gas by marketing directly to end users.
   The marketing affiliate also plans to be actively involved in the purchase and sale of gas from other producers. Such third party gas may be purchased from non-operators who own working interests in the Company's wells, or from other producers' properties in which the Company may not own an interest.
   Noble Gas Marketing, Inc. also expects to engage in the installation, purchase and operation of gas gathering lines.
   FERC Order 636 has facilitated the transport of gas through interstate pipelines and the direct sale of gas to end users. The marketing strategy of the Company is to avail itself of the base load gas markets of large local gas distribution companies as well as electrical utilities that use gas to fire their power generators.
   Samedan Oil Corporation is an unsecured creditor of Columbia Gas Transmission Corporation, which filed for protection from creditors under Chapter 11 of the Federal Bankruptcy Code on July 31, 1991. Samedan and Columbia are parties to a gas sales contract, covering a Gulf of Mexico property, which was rejected by Columbia in its bankruptcy proceeding. On March 16, 1992, Samedan filed a proof of claim with the bankruptcy court in the amount of approximately $117 million covering approximately $3 million for the contract price on prepetition gas purchases, approximately $2 million for the contract price due on prepetition take or pay obligations and approximately $112 million for damages arising from the rejection of Samedan's gas sales contract. The full amount of Samedan's claim is classified as an unsecured claim.
   Except for the $3 million receivable recorded for prepetition gas purchased by Columbia, the Company's financial statements do not reflect any other receivables from Columbia relative to its claim.
   Although Columbia filed a preliminary plan of reorganization on January 18, 1994, it is unknown whether resolution of Samedan's claim will occur in 1994, or at what amount the ultimate resolution of the claim may be settled.
   Management believes that the Company is well positioned with its balanced reserves of oil and gas to take advantage of future price increases that may occur. However, the uncertainty of oil and gas prices continues to affect the domestic oil and gas industry. Due to the volatility of oil and gas prices, the Company, from time to time, uses hedging and plans to do so in the future as a means of controlling its exposure to price changes.
   Spot gas prices in early 1994 have increased over the prior year's prices primarily as a result of harsher winter conditions in much of the United States, while oil prices have sunk to a 7 1/2 year low as a result of worldwide oversupply. The Company cannot predict the extent to which its revenues will be affected by inflation, government regulation or changing prices.

(This page contained two graphs in the margin: Average Daily Gas Production Fourth Quarter 1993 and Average Daily Oil Production Fourth Quarter 1993, See Appendix I)



SELECTED FINANCIAL DATA                 NOBLE AFFILIATES, INC. AND SUBSIDIARIES


                                                                                        YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)                1993           1992          1991         1990         1989
- -------------------------------------------------------------------------------------------------------------------------------
REVENUES AND INCOME
     Revenues...........................................      $ 286,583      $ 303,782     $ 250,417    $ 243,196    $ 211,607
     Net cash provided by operating activities..........        139,381        125,107        89,179      107,188       91,787
     Net income before accounting change................         12,625         41,240        19,308       28,554       22,553
     Net income.........................................         12,625         41,240        19,308       28,554       31,378
PER SHARE DATA
     Net income before accounting change................      $     .26      $     .93     $     .44    $     .65    $     .52
     Net income.........................................            .26            .93           .44          .65          .72
     Cash dividends.....................................            .16            .16           .16          .16          .14
     Year end stock prices .............................          26.50          17.63         13.63        14.13        16.75
     Average shares outstanding.........................         48,098         44,341        44,135       43,986       43,748
FINANCIAL POSITION
     Property, plant and equipment, net:
       Oil and gas mineral interests,
         equipment and facilities.......................      $ 784,235      $ 409,740     $ 458,892    $ 437,363    $ 428,504
     Total assets.......................................      1,067,996        625,621       589,642      588,071      544,190
     Long-term obligations:
       Long-term debt...................................        453,760        224,793       224,746      224,699      224,652
       Deferred income taxes............................         45,108         33,378        35,227       38,172       34,300
       Other............................................          7,158          7,010         8,488        9,985       11,229
     Shareholders' equity...............................        415,432        304,779       264,509      250,851      226,116
     Ratio of long-term debt to
       shareholders' equity.............................           1.09            .74           .85          .90          .99
CAPITAL EXPENDITURES
     Oil and gas mineral interests,
       equipment and facilities.........................      $ 508,506      $  64,066     $ 121,378    $  90,588    $  93,694
     Other..............................................          1,607          1,744         3,970        6,766        2,928
                                                              ---------      ---------     ---------    ---------    ---------
     Total capital expenditures.........................      $ 510,113      $  65,810     $ 125,348    $  97,354    $  96,622
                                                              ---------      ---------     ---------    ---------    ---------
                                                              ---------      ---------     ---------    ---------    ---------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



OPERATING STATISTICS
                                                                         YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------------------------------
                                                1993              1992           1991       1990        1989
- -------------------------------------------------------------------------------------------------------------------------------
GAS
Sales (in millions).....................    $  159.2          $  134.2        $ 111.1    $ 113.2     $ 112.9
Production (MMCF per day)...............       211.1             204.6          178.4      158.2       152.8
Average price (per MCF).................    $   2.10          $   1.81        $  1.74    $  2.00     $  2.07

OIL
Sales (in millions).....................    $  111.3          $  120.2        $ 109.2    $ 102.9     $  60.5
Production (BBLS per day)...............      19,496            17,826         15,001     12,856       9,779
Average price (per BBL).................    $  15.91          $  18.68        $ 20.39    $ 22.47     $ 17.59

Royalty sales (in millions).............    $    7.5          $    5.4        $   6.2    $   6.8     $   6.1





CONSOLIDATED BALANCE SHEET                                               NOBLE AFFILIATES, INC. AND SUBSIDIARIES

                                                                                    DECEMBER 31,
                                                                          ---------------------------------
(IN THOUSANDS OF DOLLARS)                                                 1993                      1992
- -------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
     Cash and short-term cash investments...................         $ 176,432                 $ 118,726
     Accounts receivable - trade............................            66,314                    61,869
     Materials and supplies inventories.....................             3,302                     3,616
     Other current assets...................................            10,516                     4,413
                                                                 -------------              ------------
         Total current assets...............................           256,564                   188,624
                                                                 -------------              ------------

PROPERTY, PLANT AND EQUIPMENT, AT COST:
     Oil and gas mineral interests, equipment and facilities
       (successful efforts method of accounting)............         1,460,937                 1,024,786
     Other..................................................            26,131                    24,849
                                                                 -------------              ------------
                                                                     1,487,068                 1,049,635
     Accumulated depreciation, depletion and amortization...          (692,463)                 (628,003)
                                                                 -------------              ------------
                                                                       794,605                   421,632
                                                                 -------------              ------------
OTHER ASSETS................................................            16,827                    15,365
                                                                 -------------              ------------
                                                                    $1,067,996                 $ 625,621
                                                                 -------------              ------------
                                                                 -------------              ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable - trade...............................         $  29,354                 $  29,548
     Other current liabilities..............................            19,241                    18,474
     Short-term borrowing...................................            95,600
     Income taxes:
       Current..............................................             2,343                     4,311
       Deferred.............................................                                       3,328
                                                                 -------------              ------------
         Total current liabilities..........................           146,538                    55,661
                                                                 -------------              ------------
DEFERRED INCOME TAXES.......................................            45,108                    33,378
                                                                 -------------              ------------
OTHER DEFERRED CREDITS AND NONCURRENT LIABILITIES...........             7,158                     7,010
                                                                 -------------              ------------
LONG-TERM DEBT..............................................           453,760                   224,793
                                                                 -------------              ------------
SHAREHOLDERS' EQUITY:
     Preferred stock - par value $1;
       4,000,000 shares authorized, none issued
     Common stock - par value $3.33 1/3;
       100,000,000 shares authorized;
       51,461,122 and 46,132,342 shares issued
       in 1993 and 1992, respectively.......................           171,535                   153,772
     Capital in excess of par value.........................           140,703                    52,672
     Retained earnings......................................           118,612                   113,753
                                                                 -------------              ------------
                                                                       430,850                   320,197
     Less common stock in treasury, at cost
       (1993 and 1992, 1,524,900 shares)....................           (15,418)                  (15,418)
                                                                 -------------              ------------
                                                                       415,432                   304,779
                                                                 -------------              ------------
                                                                    $1,067,996                 $ 625,621
                                                                 -------------              ------------
                                                                 -------------              ------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENT OF OPERATIONS                      NOBLE AFFILIATES, INC. AND SUBSIDIARIES

                                                                 YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                 1993               1992                1991
- -----------------------------------------------------------------------------------------------------------

REVENUES:
     Oil and gas sales and royalties...........     $ 278,004          $ 259,765            $ 226,453
     Other income..............................         8,579             44,017               23,964
                                                  -----------        -----------          -----------
                                                      286,583            303,782              250,417
                                                  -----------        -----------          -----------
COSTS AND EXPENSES:
     Oil and gas exploration...................        36,473             28,950               34,106
     Oil and gas operations....................        75,110             68,371               60,327
     Depreciation, depletion and amortization..       107,215             94,819               79,748
     Selling, general and administrative.......        31,784             31,098               28,571
     Interest..................................        20,402             20,482               20,960
     Interest capitalized......................        (5,060)            (1,260)              (1,895)
                                                  -----------        -----------          -----------
                                                      265,924            242,460              221,817
                                                  -----------        -----------          -----------
INCOME BEFORE TAXES............................        20,659             61,322               28,600
                                                  -----------        -----------          -----------
INCOME TAX PROVISIONS:
     Current...................................           558             18,816               15,134
     Deferred..................................         7,476              1,266               (5,842)
                                                  -----------        -----------          -----------
                                                        8,034             20,082                9,292
                                                  -----------        -----------          -----------
NET INCOME.....................................    $   12,625         $   41,240            $  19,308
                                                  -----------        -----------          -----------
                                                  -----------        -----------          -----------

NET INCOME PER SHARE...........................     $     .26          $     .93            $     .44
                                                  -----------        -----------          -----------
                                                  -----------        -----------          -----------

AVERAGE NUMBER SHARES OUTSTANDING..............        48,098             44,341               44,135
                                                  -----------        -----------          -----------
                                                  -----------        -----------          -----------



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.




CONSOLIDATED STATEMENT OF CASH FLOWS                                     NOBLE AFFILIATES, INC. AND SUBSIDIARIES

                                                                                     YEAR ENDED DECEMBER 31,
                                                                     ------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                                     1993             1992              1991
- -------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 12,625         $ 41,240          $ 19,308
     Adjustments to reconcile net income to net cash
       provided by operating activities:
       Depreciation, depletion and amortization. . . . . . . . . . . . .   107,215           94,819            79,748
       Amortization of undeveloped lease costs, net. . . . . . . . . . .    12,063           10,352             5,328
       Undistributed income from unconsolidated affiliate. . . . . . . .                                       (5,200)
       Gain on sale of investment in unconsolidated affiliate. . . . . .                    (27,956)
       Gain on sale of marketable securities . . . . . . . . . . . . . .                       (849)
       Loss on disposal of assets. . . . . . . . . . . . . . . . . . . .     4,821            1,455            10,657
       Noncurrent deferred income taxes. . . . . . . . . . . . . . . . .    11,730           (1,849)           (2,945)
       Increase (decrease) in other deferred credits . . . . . . . . . .       148           (1,478)           (1,497)
       (Increase) decrease in other assets . . . . . . . . . . . . . . .     3,744            3,676            (2,241)
     Changes in working capital, not including cash:
       (Increase) decrease in accounts receivable. . . . . . . . . . . .    (4,445)           2,892            (9,529)
       (Increase) decrease in other current assets . . . . . . . . . . .    (5,789)           3,816             3,242
       Increase (decrease) in accounts payable . . . . . . . . . . . . .      (194)          (6,571)           (5,530)
       Increase (decrease) in other current liabilities. . . . . . . . .    (2,537)           5,560            (2,162)
                                                                           -------          --------          --------
NET CASH PROVIDED BY OPERATING ACTIVITIES    . . . . . . . . . . . . . .   139,381           125,107           89,179
                                                                           -------          --------          --------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures. . . . . . . . . . . . . . . . . . . . . . . .  (508,506)         (66,365)         (122,575)
     Proceeds from sale of property, plant and equipment . . . . . . . .    10,606            9,164             1,929
     Proceeds from sale of investment in unconsolidated affiliate. . . .                     49,100
     Proceeds from sale of marketable securities . . . . . . . . . . . .                      1,454
                                                                           -------          --------          --------
NET CASH USED IN INVESTING ACTIVITIES  . . . . . . . . . . . . . . . . .  (497,900)          (6,647)         (120,646)
                                                                           -------          --------          --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net proceeds from issuance of long-term debt. . . . . . . . . . . .   324,589
     Short-term debt for property acquisition. . . . . . . . . . . . . .    95,600
     Exercise of stock options . . . . . . . . . . . . . . . . . . . . .     5,647             6,122            1,411
     Cash dividends paid . . . . . . . . . . . . . . . . . . . . . . . .    (7,766)           (7,092)          (7,061)
     Cash redemption of convertible debt . . . . . . . . . . . . . . . .    (1,845)
                                                                           -------          --------          --------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES   . . . . . . . . . . .   416,225             (970)           (5,650)
                                                                           -------          --------          --------
INCREASE (DECREASE) IN CASH AND SHORT-TERM CASH INVESTMENTS    . . . . .    57,706           117,490          (37,117)
CASH AND SHORT-TERM CASH INVESTMENTS AT BEGINNING OF YEAR  . . . . . . .   118,726             1,236           38,353
                                                                           -------          --------          --------
CASH AND SHORT-TERM CASH INVESTMENTS AT END OF YEAR  . . . . . . . . . .  $176,432         $ 118,726         $  1,236
                                                                           -------          --------          --------
                                                                           -------          --------          --------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid during the year for:
     Interest (net of amount capitalized). . . . . . . . . . . . . . . .  $ 13,335         $ 18,933          $ 18,502
     Income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  5,300         $ 19,667          $ 15,067


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY                        NOBLE AFFILIATES, INC. AND SUBSIDIARIES

                                                                             CAPITAL IN       TREASURY
                                                         COMMON STOCK        EXCESS OF        STOCK AT     RETAINED
                                                   ---------------------
(IN THOUSANDS OF DOLLARS)                              SHARES      AMOUNT    PAR VALUE            COST     EARNINGS
- -----------------------------------------------------------------------------------------------------------------------------
JANUARY 1, 1991  . . . . . . . . . . . . . . . .    45,618,053    $152,058    $ 46,853       $ (15,418)    $ 67,358
Net income . . . . . . . . . . . . . . . . . . .                                                             19,308
Exercise of stock options. . . . . . . . . . . .       102,270         341       1,070
Cash dividends ($.16 per share). . . . . . .                                                                 (7,061)
                                                    ----------    --------    --------        --------     --------
DECEMBER 31, 1991    . . . . . . . . . . . . . .    45,720,323     152,399      47,923         (15,418)      79,605
Net income . . . . . . . . . . . . . . . . . . .                                                             41,240
Exercise of stock options. . . . . . . . . . . .       412,019       1,373       4,749
Cash dividends ($.16 per share). . . . . . . . .                                                             (7,092)
                                                    ----------    --------    --------        --------     --------
DECEMBER 31, 1992    . . . . . . . . . . . . . .    46,132,342     153,772      52,672         (15,418)     113,753
Net Income . . . . . . . . . . . . . . . . . . .                                                             12,625
Exercise of stock options. . . . . . . . . . . .       327,407       1,092       4,555
Redemption of convertible debentures . . . . . .     5,001,373      16,671      83,476
Cash dividends ($ .16 per share) . . . . . . . .                                                             (7,766)
                                                    ----------    --------    --------        --------     --------
DECEMBER 31, 1993  . . . . . . . . . . . . . . .    51,461,122    $171,535    $140,703        $(15,418)    $118,612
                                                    ----------    --------    --------        --------     --------
                                                    ----------    --------    --------        --------     --------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Noble Affiliates, Inc.:

   We have audited the accompanying consolidated balance sheet of Noble Affiliates, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Noble Affiliates, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.


Oklahoma City, Oklahoma                                  ARTHUR ANDERSEN &  CO.
January 24, 1994

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN TABLES, UNLESS OTHERWISE INDICATED, ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS.)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   CONSOLIDATION - The consolidated accounts include Noble Affiliates, Inc. (the Company) and the consolidated accounts of its wholly owned subsidiaries: Noble Natural Gas, Inc. (NNG), which was dissolved effective December 31, 1992, and Samedan Oil Corporation (Samedan). Samedan consolidated accounts include the following wholly owned subsidiaries: Samedan Oil of Canada, Inc.; Samedan Oil of Indonesia, Inc.; Samedan of North Africa, Inc.; Samedan North Sea, Inc.; Samedan of Papua New Guinea, Inc.; Samedan Pipe Line Corporation; Samedan Royalty Corporation; and Samedan of Tunisia, Inc. All significant intercompany transactions and balances have been eliminated. Foreign exchange and translation gains and losses relating to oil and gas operations, which are recognized currently, are not material.
   INVENTORIES - Materials and supplies inventories consisting principally of tubular goods and production equipment are stated at the lower of cost or market, with cost being determined by the first-in, first-out method.
   PROPERTY, PLANT AND EQUIPMENT - The Company accounts for oil and gas properties under the successful efforts method of accounting. Under this method, costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves and to drill and equip development wells are capitalized. Capitalized costs of producing oil and gas properties are amortized to operations by the unit-of-production method based on proved developed oil and gas reserves allocated property by property as estimated by Company engineers. Estimated future restoration and abandonment costs are recorded by charges to depreciation, depletion and amortization expense over the productive lives of the related properties. The Company has provided $23.2 million for such future costs classified with accumulated DD&A in the balance sheet. The total future restoration and abandonment costs of $62.8 million are included in estimated future production and development costs for purposes of estimating the future net revenues relating to the Company's proved reserves. Upon sale or retirement of depreciable or depletable property, the cost and related accumulated depreciation and depletion are eliminated from the accounts and the resulting gain or loss is recognized.
   Undeveloped oil and gas properties which are individually significant are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Other undeveloped properties are amortized on a composite method based on the Company's experience of successful drilling and average holding period. Geological and geophysical costs, delay rentals and costs to drill exploratory wells which do not find proved reserves are expensed.
   Repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized.
   INCOME TAXES - The Company files a consolidated federal income tax return. Deferred income taxes are provided for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities.
   NET INCOME PER SHARE - Net income per share of common stock has been computed on the basis of the weighted average number of shares outstanding during each period. The effect of shares issuable upon the exercise of stock options is immaterial. The convertible debentures, which are not common stock equivalents, have not been included in computing fully diluted earnings per share since their inclusion would be antidilutive.
   CAPITALIZATION OF INTEREST - The Company capitalizes interest costs associated with the acquisition or construction of significant oil and gas properties.
   STATEMENT OF CASH FLOWS - For purposes of reporting cash flows, cash and short-term cash investments include cash on hand and investments purchased with maturities of three months or less.
   GAS IMBALANCES - Gas imbalances occur when the Company sells more or less gas than its actual ownership percentage of total gas production. The Company follows an entitlements method of accounting, in which any excess amount received above the Company's share is treated as a liability. If less than the Company's entitlement is received, the underproduction is recorded as a receivable. The Company records the noncurrent liability in Other Deferred Credits and Noncurrent Liabilities, and the current liability in Other Current Liabilities. The Company's gas imbalance liabilities were $7.6 million and $12.8 million for 1993 and 1992, respectively. The Company records the noncurrent receivable in Other Assets, and the current receivable in Other Current Assets.

The Company's gas imbalance receivables were $12.9 million and $17.0 million for 1993 and 1992, respectively, and are valued at the amount which is expected to be received.
   TAKE-OR-PAY SETTLEMENTS - The Company records gas contract settlements which are not subject to recoupment in Other Income when the settlement is received.
   TRADING AND HEDGING ACTIVITIES - The Company records trading and hedging gains or losses in oil and gas sales in the period the related transaction is completed. The Company had no oil or gas hedges in place at December 31, 1993, nor any hedge related deposits.

NOTE 2 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments pursuant to the requirements of Statements of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments":
   CASH AND SHORT-TERM CASH INVESTMENTS
     The carrying amount approximates fair value due to the short maturity of the instruments.
   OIL AND GAS PRICE SWAP AGREEMENTS
     The fair value of oil and gas price swaps (used for hedging purposes) is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date, taking into account the difference between year-end oil and gas prices and the fixed swap price and the creditworthiness of the swap parties.
   LONG-TERM DEBT
     The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.
   The carrying amounts and estimated fair values of the Company's financial instruments are as follows:


                                   1993                    1992
                            -------------------      -------------------
                           CARRYING      FAIR        CARRYING       FAIR
                            AMOUNT       VALUE        AMOUNT        VALUE
- -------------------------------------------------------------------------------
Cash and short-term
  cash investments.......  $176,432     $176,432   $ 118,726     $ 118,726
Oil and gas price swap
  agreements.............                                        $   1,829
Long-term debt...........  $453,760     $453,221   $ 224,793     $ 238,325



NOTE 3 - DEBT

A summary of debt follows:



                                                     DECEMBER 31
                                            -----------------------------
                                              1993                  1992
- -------------------------------------------------------------------------------
10 1/8% Notes Due June 1, 1997..........    $125,000              $125,000
7 1/4% Convertible Debentures Due 2012..                           100,000
4 1/4% Convertible Subordinated
  Notes Due 2003........................     230,000
7 1/4% Notes Due 2023...................     100,000
Short-term borrowing....................      95,600
                                            --------              --------
                                             550,600               225,000
Less: unamortized discount..............       1,240                   207
Short-term borrowing....................      95,600
                                            --------             ---------
Total long-term debt....................    $453,760              $224,793
                                            --------              --------
                                            --------              --------


   The $125 million, 10 1/8% Notes Due June 1, 1997, may be redeemed, in whole or in part, at the Company's election on or after June 1, 1994. The redemption could occur upon at least 30 and not more than 60 days notice, at the principal amount plus accrued interest to the redemption date. The indenture governing the Notes contains restrictions as to the sale of assets and incurrence of additional debt.
  On May 10, 1993, the Company called its 7 1/4% Convertible Debentures Due 2012. As a result of the call for redemption, owners of $98,155,000 of the debentures elected to convert into a total of 5,001,373 shares of common stock. The debentures were converted into shares of the Company's common stock at $19 5/8 per share. The remaining $1,845,000 was redeemed with cash at 103.63 percent of the principal amount, plus accrued interest to the redemption date.
  In October 1993, the Company issued $230,000,000 of 4 1/4% Convertible Subordinated Notes Due 2003 which are convertible into common stock of the Company, at any time prior to maturity, at $36.65 per share. The securities are subordinated to all present and future senior indebtedness. The Company, at its election on or after November 1, 1996, may redeem the Notes in whole or in part at 102.975 percent of the principal amount. The call premium percent decreases November 1, 1997, and each year thereafter until 2003 when the Notes are redeemable at par value plus accrued interest.
  In October 1993, the Company issued $100,000,000 of 7 1/4% Notes Due 2023. The Company may not redeem any portion of the Notes prior to maturity. The indenture governing the Notes contains certain restrictions as to the sale of assets and incurrence of additional debt.
  The proceeds from both new issues were used to repay the bank line of credit utilized in the second acquisition of properties from Freeport-McMoRan and to pay for the remaining costs of the acquisition and for general corporate purposes.
                                                                      Page 27

  During the next five years no principal payments on long-term debt are required except during 1997 when the $125 million 10 1/8% Notes become due.
  The Company has a line of credit agreement with certain banks which provides for maximum unsecured borrowings of $50,000,000 at variable rates. The line of credit was temporarily increased during the year to allow for bridge financing between the effective date of the Freeport-McMoRan acquisitions and finalization of the two new long-term debt issues. The Company borrowed $175 million on October 1, 1993, and used a portion of the proceeds of the new debt issues to repay that amount in full on October 21,1993.
  In conjunction with the second Freeport-McMoRan acquisition, the Company issued a short-term installment note for $95,600,000. On January 4, 1994, the Company paid off the installment note including accrued interest.
  No amounts were outstanding against the line of credit at December 31, 1993. The weighted average interest rate on the borrowings was 4.4 percent. There is a commitment fee equal to one-quarter of one percent on the unused portion of the line. The agreement contains covenants including maintenance of certain financial ratios, net worth requirements and restrictions of additional borrowings.

NOTE 4 - INCOME TAXES

  Effective January 1, 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 replaced SFAS No. 96, of the same title, which the Company previously used to account for income taxes. The primary difference between SFAS No. 109 and SFAS No. 96 is to permit, under certain circumstances, the recognition of deferred tax benefits that were not recognized under SFAS No. 96. The effect of adopting SFAS No. 109 was not material to the Company's financial statements. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109.
  The components of income from operations before income taxes for each year are as follows:


                            1993          1992          1991
- ------------------------------------------------------------
Domestic.............    $39,564       $78,155       $41,813
Foreign..............    (18,905)      (16,833)      (13,213)
                         -------       -------       -------
                         $20,659       $61,322       $28,600
                         -------       -------       -------
                         -------       -------       -------


   The income tax provisions relating to operations for each year consist of the following:



                         1993             1992          1991
- ------------------------------------------------------------
U.S. current.......   $   327          $18,566       $14,205
U.S. deferred......     7,701              931        (5,198)
State current......       231              250           250
State deferred.....        85                8           (55)
Foreign current....                                      679
Foreign deferred...      (310)             327          (589)
                       ------          -------       -------
                       $8,034          $20,082        $9,292
                       ------          -------       -------
                       ------          -------       -------

   The effect of the federal corporate tax rate increase in 1993 to 35 percent resulted in an increase in the U.S. deferred tax provision and related liability of $1.1 million which is reflected in the above table.
   The net current deferred tax asset in the following table is classified as Other Current Assets in the Consolidated Balance Sheet at December 31, 1993. The tax effects of temporary differences which gave rise to deferred tax assets and liabilities as of December 31, 1993 were:


                                                            1993
- -----------------------------------------------------------------
U.S. and State Current Deferred
  Tax Assets
  Accrued expenses...................................       $554
  Deferred income....................................        100
  Minimum tax........................................        624
  Other..............................................       (351)
                                                        --------
  Net current deferred tax asset.....................        927
                                                        --------
U.S. and State Non-current Deferred
  Tax Liabilities
  Property, plant, and equipment, principally due to
     differences in depreciation, amortization, lease
     impairment, and abandonments....................    (45,841)
     Other...........................................        415
     Income tax accruals.............................        906
                                                        --------
     Net non-current deferred liability..............    (44,520)
                                                        --------
     U.S. and state net deferred tax liability.......    (43,593)
                                                        --------

Foreign Deferred Tax Liabilities
     Property, plant, and equipment of
      foreign operations.............................      5,929
     Net operating loss carryforwards due to
      foreign operations.............................      2,817
                                                        --------
     Foreign deferred asset..........................      8,746
     Valuation allowance.............................     (9,334)
                                                        --------
      Deferred tax liability.........................       (588)
                                                        --------
Total deferred taxes.................................   $(44,181)
                                                        --------
                                                        --------

  A valuation allowance of $9,334,000, related to the Company's foreign operations, was established for the portion of the deferred tax assets which management believes is unlikely to have a tax benefit realized.
  At December 31, 1993, the Company had foreign net operating loss carryforwards of $6.3 million that have no expiration dates.

  Prior to the change in the method of accounting for income taxes discussed above, the sources of deferred tax items and the corresponding tax effects during 1992 and 1991 were as follows:


                                                          FOR THE YEAR ENDED
                                                             DECEMBER 31,
                                                          ------------------
                                                          1992          1991
- ------------------------------------------------------------------------------
Capitalized intangible development
  costs expensed for tax purposes in
  excess of book dry hole expense...................   $ 9,653       $ 9,217
Excess of book over tax amortization
  and depletion of capitalized
  intangible development and
  producing leasehold costs.........................   (11,941)      (10,284)
Interest capitalized for book purposes,
  expensed for tax purposes.........................       437            572
Excess of book over tax amortization
  of undeveloped leaseholds.........................    (3,540)       (1,812)
Seismic costs expensed for book
  purposes, capitalized for tax.....................    (1,423)       (1,250)
Disposal of  assets book/tax
  difference........................................     4,681        (1,384)
Accrued expenses....................................     2,015          (180)
Insurance proceeds reported for book
  in excess of tax..................................     1,510
Other, net..........................................      (126)         (721)
                                                      --------      --------
                                                       $ 1,266      $ (5,842)
                                                      --------      --------
                                                      --------      --------

   The following table details the difference between the federal statutory tax rate and the effective tax rate:


                                                 FOR THE YEAR ENDED
                                                    DECEMBER 31,
                                              --------------------------
(AMOUNTS EXPRESSED IN PERCENTAGES)            1993       1992       1991
- -------------------------------------------------------------------------
Statutory rate............................    35.0       34.0       34.0
Effect of:
  One percent rate increase on prior
  year temporary differences..............     5.0
  State taxes.............................     1.1         .4         .7
  Other net...............................    (2.2)      (1.7)      (2.3)
                                            ------     ------     ------
Effective rate............................    38.9       32.7       32.4
                                            ------     ------     ------
                                            ------     ------     ------


NOTE 5 - COMMON STOCK AND STOCK OPTIONS

  Under the Company's 1992 Stock Option and Restricted Stock Plan, adopted in January 1992, the Board of Directors may grant stock options and award restricted stock. The plan covers a maximum of 2,000,000 shares of the Company's authorized but unissued common stock. At December 31, 1993, the Company had reserved 1,974,318 shares of its common stock for issuance under its 1992 stock option plan.
  The Company's 1988 Nonemployee Director Stock Option Plan, adopted in July 1988 provides for the grant of options to purchase a maximum of 250,000 shares of the Company's authorized but unissued common stock. At December 31, 1993, the Company had reserved 175,000 shares of its common stock for issuance under its 1988 stock option plan.
  The 1982 Stock Option Plan was terminated according to its terms on February 1, 1992, but certain options which were granted prior to the termination were still outstanding at December 31, 1993.
  The 1978 Nonqualified Stock Option Plan was terminated according to its terms on January 25, 1988, but certain options which were granted prior to the termination were still outstanding at December 31, 1993.
  There were 1,419,951 and 94,000 shares available for grant at December 31, 1993, under the Company's 1992 Stock Option and Restricted Stock Plan and 1988 Non-Employee Director Stock Option Plan, respectively. Under all the Company's stock option plans, 606,141 and 678,423 shares were exercisable at December 31, 1993 and 1992, respectively.
  A summary of option activity for each of the plans for the three years ended December 31, 1993, is as follows:


                                                       NUMBER          PRICE
                                                     OF SHARES        PER SHARE
- -------------------------------------------------------------------------------
1992 Stock Option and Restricted Stock Plan:
- -------------------------------------------------------------------------------
  Granted. . . . . . . . . . . . . . . . . . . .      338,825   $16.88
OUTSTANDING DECEMBER 31, 1992  . . . . . . . . .      338,825   $16.88
  Granted. . . . . . . . . . . . . . . . . . . .      241,224   $24.88
  Exercised. . . . . . . . . . . . . . . . . . .      (25,682)  $16.88
                                                      -------   -------------
OUTSTANDING DECEMBER 31, 1993  . . . . . . . . .      554,367   $16.88-$24.88
- -------------------------------------------------------------------------------
1988 Non-Employee Director Stock Option Plan:
- -------------------------------------------------------------------------------
OUTSTANDING DECEMBER 31, 1990  . . . . . . . . .       89,500   $11.63-$15.88
  Granted. . . . . . . . . . . . . . . . . . . .       30,000   $13.50
  Exercised. . . . . . . . . . . . . . . . . . .       (5,500)  $11.63
                                                      -------   -------------
OUTSTANDING DECEMBER 31, 1991  . . . . . . . . .      114,000   $11.63-$15.88
  Granted. . . . . . . . . . . . . . . . . . . .       30,000   $15.00
  Exercised. . . . . . . . . . . . . . . . . . .      (31,000)  $11.63-$15.88
     . . . . . . . . . . . . . . . . . . . . . .      -------   -------------
OUTSTANDING DECEMBER 31, 1992  . . . . . . . . .      113,000   $11.63-$15.88
  Granted. . . . . . . . . . . . . . . . . . . .       30,000   $24.63
  Exercised. . . . . . . . . . . . . . . . . . .      (15,000)  $11.63
  Cancelled. . . . . . . . . . . . . . . . . . .      (23,500)  $11.63-$15.88
                                                      -------   -------------
OUTSTANDING DECEMBER 31, 1993  . . . . . . . . .      104,500   $11.63-$15.88
- -----------------------------------------------------------------------------
1982 Stock Option Plan:
- -----------------------------------------------------------------------------
OUTSTANDING DECEMBER 31, 1990  . . . . . . . . .    1,015,477   $10.63-$17.47
  Granted. . . . . . . . . . . . . . . . . . . .      246,600   $13.75
  Exercised. . . . . . . . . . . . . . . . . . .      (88,470)  $10.88-$17.47
  Cancelled. . . . . . . . . . . . . . . . . . .      (21,300)  $11.63-$16.38
                                                      -------   -------------
OUTSTANDING DECEMBER 31, 1991  . . . . . . . . .    1,152,307   $10.63-$17.47
  Exercised. . . . . . . . . . . . . . . . . . .     (334,402)  $10.88-$17.47
  Cancelled. . . . . . . . . . . . . . . . . . .      (63,482)  $10.88-$17.47
     . . . . . . . . . . . . . . . . . . . . . .      -------   -------------
OUTSTANDING DECEMBER 31, 1992  . . . . . . . . .      754,423   $10.88-$17.47
  Exercised. . . . . . . . . . . . . . . . . . .     (254,549)  $10.88-$17.47
  Cancelled. . . . . . . . . . . . . . . . . . .       (9,817)  $10.88-$17.47
                                                      -------   -------------
OUTSTANDING DECEMBER 31, 1993  . . . . . . . . .      490,057   $10.88-$16.38
- -----------------------------------------------------------------------------
1978 Nonqualified Stock Option Plan:
- -----------------------------------------------------------------------------
OUTSTANDING DECEMBER 31, 1990  . . . . . . . . .      144,200   $10.63
  Exercised. . . . . . . . . . . . . . . . . . .      (13,800)  $10.63
  Cancelled. . . . . . . . . . . . . . . . . . .       (1,800)  $10.63
                                                      -------   -------------
OUTSTANDING DECEMBER 31, 1991  . . . . . . . . .      128,600   $10.63
  Exercised. . . . . . . . . . . . . . . . . . .      (49,100)  $10.63
  Cancelled. . . . . . . . . . . . . . . . . . .         (800)  $10.63
                                                      -------   -------------
OUTSTANDING DECEMBER 31, 1992  . . . . . . . . .       78,700   $10.63
  Exercised. . . . . . . . . . . . . . . . . . .      (42,176)  $10.63
                                                      -------   -------------
OUTSTANDING DECEMBER 31, 1993  . . . . . . . . .       36,524   $10.63
- -----------------------------------------------------------------------------

NOTE 6 - EMPLOYEE BENEFIT PLANS

  The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on an employee's years of service and average earnings for the 60 consecutive calendar months of highest compensation. The Company's funding policy has been to make annual contributions equal to the actuarially computed liability to the extent such amounts are deductible for income tax purposes. Plan assets consist principally of equity securities and fixed income investments.
  The projected benefit obligation was determined using an assumed discount rate of 7 percent in 1993 and 8.5 percent in 1992 and an assumed long-term rate of compensation increase of 5 percent in 1993 and 6 percent in 1992. The assumed long-term rate of return on plan assets was 8.5 percent in 1993 and 1992.
  The periodic pension expense included the following components:


                                                  1993         1992      1991
- -----------------------------------------------------------------------------
Service cost-benefits
  earned in the period....................     $ 1,388      $ 1,150     $ 938
Interest cost on projected
  benefit obligation......................       2,611        2,453     2,259
Actual return on plan assets..............      (4,411)      (2,695)   (6,311)
Net amortization and deferral.............       1,428          (71)    3,704
                                               -------      -------   -------
Net pension expense.......................     $ 1,016        $ 837     $ 590
                                               -------      -------   -------
                                               -------      -------   -------


  The funded status of the plan at December 31, was as follows:





                                                  1993         1992
- --------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation................   $ 26,988    $  22,379
  Nonvested benefit obligation.............      2,374        1,585
                                              --------     --------
  Accumulated benefit obligation...........   $ 29,362    $  23,964
                                              --------     --------
                                              --------     --------

Projected benefit obligation...............  $ (38,654)   $ (31,407)
Plan assets at fair value..................     38,789       36,429
                                              --------     --------
Plan assets in excess of projected
  benefit obligation.......................        135        5,022
Unrecognized net gain......................     (2,996)      (6,338)
Unrecognized net asset at transition.......     (2,582)      (2,797)
Unrecognized prior service cost............      1,952        1,629
                                              --------     --------
Accrued pension cost in the Consolidated
  Balance Sheet............................   $ (3,491)   $  (2,484)
                                              --------     --------
                                              --------     --------


  The Company sponsors other plans for the benefit of its employees and retired employees. These plans include health care and life insurance benefits. Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The Company recorded a cumulative catch-up adjustment for the accumulated postretirement transition obligation of approximately $1,003,000. The net 1993 annual postretirement benefit cost was approximately $173,000.
  The accumulated postretirement benefit obligation was computed using an assumed discount rate of 7 percent. The health care cost trend rate was assumed to be 13 percent for 1993, declining by one percent for seven successive years to 6 percent in 2000, decreasing to 5.5 percent for 2002 and remaining at that rate thereafter.
  If the health care cost trend rate were increased one percent for all future years, the accumulated postretirement benefit obligation as of December 31, 1993, would have increased approximately $330,000. The effect of this change on the aggregate of service and interest cost for 1993 would have been an increase of approximately $50,000.
  Net postretirement benefit cost for 1993 includes the following components:


                                                               1993
- -------------------------------------------------------------------
Service cost - benefits earned
  in the period.....................................           $ 91
Interest costs - accumulated benefit obligation.....             82
Cumulative catch up.................................          1,003
                                                             ------
Net postretirement benefit cost.....................        $ 1,176
                                                             ------
                                                             ------

  The plan's postretirement benefit obligation at December 31, 1993, was as follows:



                                                               1993
- --------------------------------------------------------------------
Accumulated postretirement benefit obligation:
Retirees...............................................    $   (223)
Fully eligible active employees........................        (140)
Active employees, not fully eligible...................        (845)
                                                            -------
                                                           $ (1,208)
                                                            -------
                                                            -------

Plan assets............................................    $
Funded status..........................................      (1,208)
Unrecognized transition obligation.....................
Unrecognized net loss..................................         169
                                                            -------
Accrued postretirement benefit obligation..............    $ (1,039)
                                                            -------
                                                            -------

  In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The Company will adopt SFAS No. 112 in 1994. The estimated impact of SFAS No. 112 is not material to the Company's consolidated financial position or results of operations.

NOTE 7 - ADDITIONAL BALANCE SHEET AND STATEMENT OF OPERATIONS INFORMATION

  Other current liabilities include the following:

                                                   1993       1992
- -------------------------------------------------------------------
Gas imbalance liabilities....................    $1,520     $6,451


Other material amounts included in costs and expenses consist of the following:



                                         1993     1992     1991
- ---------------------------------------------------------------
Repairs and maintenance..............  $7,913   $7,360   $7,580
Severance taxes......................   5,526    5,596    5,042

Other material amounts included in other income consist of the following:


                                      1993       1992        1991
- -----------------------------------------------------------------
Gain on sale of unconsolidated
affiliate...........................          $27,956



Oil and gas exploration expense includes the following:


                                                  1993         1992      1991
- -----------------------------------------------------------------------------
Dry hole expense...........................    $13,968      $11,657   $14,219
Undeveloped lease amortization.............     12,063       10,352     5,328
Abandoned assets...........................      6,068        1,863    10,795
Seismic....................................      5,199        4,969     4,289


  Listed below are the purchasers who accounted for more than ten percent of total oil and gas sales and royalties in the past three years.


                                                  1993         1992      1991
- -----------------------------------------------------------------------------
Natural Gas Clearinghouse..................        16%          13%         *

*Less than ten percent


NOTE 8 - ACQUISITIONS

  The Company completed two major acquisitions of oil and gas properties during 1993. In the first acquisition, on July 15, 1993, the Company purchased for $100 million all of Freeport-McMoRan's interest in East Cameron blocks 320, 331 and 332 in the Gulf of Mexico. Net proved undeveloped reserves were estimated at
76.6 BCF of natural gas and 4.3 MMBBLS of oil and condensate as of December 31, 1993. The Company acts as operator of these properties with an average working interest of 70 percent. Facilities are under construction for the acquired properties with a production capacity of up to 100 MMCF of gas and 10,000 barrels of oil per day. Production is expected to commence in the fourth quarter of 1994. This acquisition was purchased with cash on hand, without additional borrowings.
  In the second acquisition, on October 1, 1993, the Company purchased for $305 million substantially all the remaining oil and gas properties of Freeport-McMoRan located in the Gulf of Mexico, Montana, Colorado and California. Net proved reserves of the acquired properties were estimated by the Company to be 253.0 BCF of gas and 21.6 MMBBLS of oil as of October 1, 1993. The Company completed two issuances of long-term debt to finance the second acquisition.
  The acquisitions of the Freeport-McMoRan properties were accounted for as a purchase and the results of operations are included in the statement of operations from the date of the acquisitions.
  The cost of the acquisitions has been allocated on the basis of the estimated market value of the assets acquired. The allocation of the purchase price will be finalized upon completion of certain asset valuations.
  The following unaudited pro forma data includes various adjustments as are considered necessary to properly state the amounts as though the acquisitions had occurred at the beginning of each period shown.



                                                 FOR THE YEAR ENDED
                                                    DECEMBER 31,
                                                -------------------
(IN THOUSANDS)                                    1993         1992
- -------------------------------------------------------------------
Revenues...................................  $ 377,532    $ 369,176
Net income.................................  $  39,138    $  42,496
Net income per share.......................  $     .81    $     .96


  The pro forma data presented above are based on several assumptions and should not be viewed as indicative of the operations of the Company in future periods.

NOTE 9 - SUPPLEMENTAL OIL AND GAS INFORMATION
(UNAUDITED)

  The following reserve schedules were developed by the Company's reserve engineers and set forth the changes in estimated quantities of proved oil and gas reserves of the Company during each of the three years presented, and the proved developed oil and gas reserves as of the beginning of each year.
  Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods.



PROVED GAS AND OIL RESERVES
                                                           NATURAL GAS &                             CRUDE OIL & CONDENSATE
                                                       CASINGHEAD GAS (MMCF)                         (BARRELS IN THOUSANDS)
                                          ----------------------------------------------------------------------------------------
                                                UNITED              OTHER                       UNITED              OTHER
PROVED DEVELOPED AND UNDEVELOPED:               STATES    CANADA    FOREIGN    TOTAL            STATES     CANADA   FOREIGN  TOTAL
- ----------------------------------------------------------------------------------------------------------------------------------
PROVED RESERVES AS OF DECEMBER 31, 1990.......  325,834   20,716      3,380    349,930           34,848    1,432    4,281   40,561
Revisions of previous estimates...............   (5,533)      95                (5,438)            (546)     (39)    (786)  (1,371)
Extensions, discoveries and other additions...   30,302    3,143                33,445            4,492      928             5,420
Production....................................  (60,476)  (3,028)              (63,504)          (4,822)    (362)    (409)  (5,593)
Sale of minerals in place.....................     (430)             (1,752)    (2,182)             (18)                       (18)
Purchase of minerals in place.................   83,579                 780     84,359            4,100               781    4,881
                                                -------   ------     ------    -------           ------    -----    -----   ------
PROVED RESERVES AS OF DECEMBER 31, 1991.......  373,276   20,926      2,408    396,610           38,054    1,959    3,867   43,880
Revisions of previous estimates...............   (1,450)      17                (1,433)             772       91      731    1,594
Extensions, discoveries and other additions...   42,102    7,711                49,813            5,406      462    2,172    8,040
Production....................................  (69,367)  (3,926)              (73,293)          (5,115)    (339)  (1,197)  (6,651)
Sale of minerals in place.....................   (1,352)                        (1,352)            (139)             (493)    (632)
Purchase of minerals in place.................    1,157      721                 1,878              980      169             1,149
                                                -------   ------      -----    -------           ------    -----    -----   ------
PROVED RESERVES AS OF DECEMBER 31, 1992.......  344,366   25,449      2,408    372,223           39,958    2,342    5,080   47,380
Revisions of previous estimates...............   (5,811)     809                (5,002)          (2,374)     168     (277)  (2,483)
Extensions, discoveries and other additions...   62,479    2,131                64,610            7,285    1,410             8,695
Production....................................  (71,310)  (3,829)              (75,139)          (6,064)    (347)    (950)  (7,361)
Sale of minerals in place.....................   (6,903)     (20)               (6,923)            (389)     (23)             (412)
Purchase of minerals in place.................  341,578      183               341,761           27,107       29            27,136
                                                -------   ------      -----    -------           ------    -----    -----   ------
PROVED RESERVES AS OF DECEMBER 31, 1993.......  664,399   24,723      2,408    691,530           65,523    3,579    3,853   72,955
- ----------------------------------------------------------------------------------------------------------------------------------


PROVED DEVELOPED RESERVES:
   January 1, 1991.......................      325,643    19,771      3,380    348,794           30,276    1,432    4,281   35,989
   January 1, 1992.......................      372,100    19,981      2,408    394,489           34,000    1,501    3,867   39,368
   January 1, 1993.......................      344,366    24,504      2,408    371,278           36,938    1,884    5,080   43,902
   January 1, 1994.......................      570,462    24,723      2,408    597,593           64,284    3,032    3,853   71,169


   Costs incurred in connection with the Company's oil and gas acquisition, exploration and development activities during the year are shown below. Amounts are presented in accordance with SFAS No. 19, and may not agree with amounts determined using traditional industry definitions.





                                             1993                                                         1992
- -------------------------------------------------------------------------------------------------------------------------------
                               UNITED                 OTHER                              UNITED              OTHER
                               STATES      CANADA     FOREIGN        TOTAL               STATES     CANADA   FOREIGN       TOTAL
- ---------------------------------------------------------------------------------------------------------------------------------
Property
acquisition costs:
  Proved..................    $418,087      $ 364     $            $418,451             $  4,406    $1,498     $ 300     $  6,204
  Unproved................       2,537      1,902                     4,439                1,474     1,037                  2,511
                              --------     ------      ------      --------             --------   -------     -----     --------
  Total...................    $420,624    $ 2,266     $            $422,890             $  5,880    $2,535     $ 300     $  8,715
                             ---------      -----      ------      --------             --------   -------     -----     --------
                             ---------      -----      ------      --------             --------   -------     -----     --------
Exploration
  costs...................    $ 23,392     $4,708      $5,449       $33,549             $ 16,122    $3,351   $ 5,639      $25,112
                              --------     ------      ------       -------             --------   -------     -----      -------
                              --------     ------      ------       -------             --------   -------     -----      -------
Development
  costs...................    $ 53,650    $ 4,192       $ 730      $ 58,572             $ 34,473    $2,549   $ 4,658      $41,680
                              --------     ------      ------      --------             --------    ------    ------      -------
                              --------     ------      ------      --------             --------    ------    ------      -------


                                            1991
- -----------------------------------------------------------------------------------
                                UNITED                  OTHER
                                STATES     CANADA     FOREIGN         TOTAL
- -------------------------------------------------------------------------------------------------------------------------------
Property
acquisition costs:
  Proved..................     $47,490    $   100     $             $47,590
  Unproved................       7,588      1,299                     8,887
                               -------     ------     -------       -------
  Total...................     $55,078     $1,399     $             $56,477
                               -------     ------     -------       -------
                               -------     ------     -------       -------
Exploration
  costs...................     $22,998     $2,137     $ 7,266       $32,401
                               -------     ------     -------       -------
                               -------     ------     -------       -------
Development
  costs...................     $37,315     $1,868    $ 19,386       $58,569
                               -------     ------     -------       -------
                               -------     ------     -------       -------





     Aggregate capitalized costs relating to the Company's oil and gas producing activities, and related accumulated depreciation, depletion and amortization (DD&A) as of the end of the year are shown below.



                                                         1993                                           1992
- -------------------------------------------------------------------------------------------------------------------------------
                                      UNITED                   OTHER                  UNITED                 OTHER
                                      STATES       CANADA     FOREIGN      TOTAL      STATES      CANADA    FOREIGN    TOTAL
- -------------------------------------------------------------------------------------------------------------------------------
Unproved oil and gas properties...   $ 32,941      $ 6,564    $ 3,340     $ 42,845   $ 40,226    $ 5,230      $ 261     $ 45,717
Proved oil and gas properties.....  1,344,490       35,505     38,097    1,418,092    908,640     29,605     40,823      979,068
                                    ---------      -------    -------    ---------   --------    -------    -------    ---------
                                    1,377,431       42,069     41,437    1,460,937    948,866     34,835     41,084    1,024,785
Accumulated DD&A..................    631,292       19,544     25,866      676,702    583,288     17,349     14,408      615,045
                                    ---------      -------    -------    ---------   --------    -------    -------    ---------
Net capitalized costs.............  $ 746,139      $22,525    $15,571    $ 784,235   $365,578    $17,486    $26,676    $ 409,740
                                    ---------      -------    -------    ---------   --------    -------    -------     --------
                                    ---------      -------    -------    ---------   --------    -------    -------     --------

Aggregate results of operations in connection with the Company's oil and gas producing activities are shown below.



                                                 1993                                                  1992
- -------------------------------------------------------------------------------------------------------------------------------
                                UNITED                  OTHER                         UNITED                  OTHER
                                STATES       CANADA    FOREIGN     TOTAL              STATES      CANADA     FOREIGN     TOTAL
- -------------------------------------------------------------------------------------------------------------------------------
Revenues....................   $250,636     $12,812    $14,556    $278,004           $226,410     $11,961    $21,394    $259,765
Production costs............     66,507       4,150      6,084      76,741             57,108       2,950      8,668      68,726
Exploration expenses........     28,927       5,662      8,333      42,922             24,506       4,434     10,229      39,169
DD&A and valua-
  tion provision............    101,609       3,549     11,396     116,554             88,442       2,593     11,727     102,762
                               --------     -------    -------    --------            -------     -------    -------    --------
                                 53,593        (549)   (11,257)     41,787             56,354       1,984     (9,230)     49,108
Income tax expense
  (benefit).................     19,345        (776)    (3,559)     15,010             19,170         891     (3,139)     16,922
                               --------     -------    -------    --------            -------     -------    -------    --------
Results of operations
  from producing
  activities (excluding
  corporate overhead
  and interest costs).......   $ 34,248     $   227    $(7,698)   $ 26,777           $ 37,184     $ 1,093    $(6,091)   $ 32,186
                               --------     -------    -------    --------            -------     -------    -------    --------
                               --------     -------    -------    --------            -------     -------    -------    --------


                                                 1991
- ----------------------------------------------------------------------------
                                UNITED                  OTHER
                                STATES       CANADA    FOREIGN     TOTAL
- ----------------------------------------------------------------------------
Revenues....................   $207,639     $12,033   $  6,781    $226,453
Production costs............     53,672       2,446      3,728      59,846
Exploration expenses........     25,980       3,909     10,708      40,597
DD&A and valua-
  tion provision............     76,865       2,887      3,788      83,540
                               --------    --------   --------    --------
                                 51,122       2,791    (11,443)     42,470
Income tax expense
  (benefit).................     17,397       1,008     (3,891)     14,514
                               --------    --------   --------    --------
Results of operations
  from producing
  activities (excluding
  corporate overhead
  and interest costs).......   $ 33,725     $ 1,783   $ (7,552)   $ 27,956
                               --------    --------   --------    --------
                               --------    --------   --------    --------

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES



STANDARDIZED MEASURE AT DECEMBER 31, 1993
- -----------------------------------------------------------------------------------
                                       UNITED                OTHER
(IN MILLIONS OF DOLLARS)               STATES     CANADA    FOREIGN           TOTAL
- -----------------------------------------------------------------------------------
Future cash inflows...............    $ 2,635       $102       $55           $2,792
Future production &
  development costs...............        869         47        17              933
Future income tax
  expenses........................        481         15        10              506
                                       ------       ----       ---           ------
Future net cash flows.............      1,285         40        28            1,353
10% annual discount
  for estimated timing
  of cash flows...................        656         13         9              678
                                       ------       ----       ---           ------
Standardized measure of
  discounted future net
  cash flows......................    $   629        $27       $19           $  675
                                       ------       ----       ---           ------
                                       ------       ----       ---           ------


STANDARDIZED MEASURE AT DECEMBER 31, 1992
- -----------------------------------------------------------------------------------
                                       UNITED                OTHER
(IN MILLIONS OF DOLLARS)               STATES     CANADA    FOREIGN           TOTAL
- -----------------------------------------------------------------------------------
Future cash inflows...............    $ 1,471        $86       $93           $1,650
Future  production &
  development costs...............        608         36        36              680
Future income tax
  expenses........................        220         13        14              247
                                       ------       ----       ---           ------
Future net cash flows.............        643         37        43              723
10% annual discount
  for estimated timing
   of cash flows..................        209         12        14              235
                                       ------       ----       ---           ------
Standardized measure of
  discounted future net
  cash flows......................    $   434        $25       $29           $  488
                                       ------       ----       ---           ------
                                       ------       ----       ---           ------




STANDARDIZED MEASURE AT DECEMBER 31, 1991
- -----------------------------------------------------------------------------------------
                                       UNITED                OTHER
(IN MILLIONS OF DOLLARS)               STATES     CANADA    FOREIGN           TOTAL
- -----------------------------------------------------------------------------------------
Future cash inflows...............    $ 1,337        $66       $73           $1,476
Future production &
  development costs...............        533         22        25              580
Future income tax
  expenses........................        197         21        12              230
                                       ------       ----       ---           ------
Future net cash flows.............        607         23        36              666
10% annual discount
  for estimated timing
  of cash flows...................        201          8        12              221
                                       ------       ----       ---           ------
Standardized measure of
  discounted future net
  cash flows......................    $   406        $15       $24           $  445
                                       ------       ----       ---           ------
                                       ------       ----       ---           ------


   Future cash inflows are computed by applying year-end prices of oil and gas relating to the Company's proved reserves to the year-end quantities of those reserves, with consideration given to the effect of existing trading and hedging contracts if any. The year end weighted average oil price utilized in the computation of future cash inflows was approximately $11.76 per barrel.
   Oil prices at the end of February 1994 increased slightly since year end. The Company estimates that a $1.00 per barrel change in the average oil price from the year-end price would change discounted future net cash flows before income taxes by approximately $42 million.
   The year end weighted average gas price utilized in the computation of future cash inflows was approximately $2.42 per MCF. Natural gas spot prices at the end of February 1994 decreased slightly since year end. The Company estimates that a $.10 per MCF change in the average gas price from the year-end price would change discounted future net cash flows before income taxes by approximately $36 million.
   Future production and development costs, which include restoration and dismantlement expense, are computed by estimating the expenditures to be incurred in developing and producing the Company's proved oil and gas reserves at the end of the year, based on year-end costs, and assuming continuation of existing economic conditions.
   Future income tax expenses are computed by applying the appropriate year-end statutory tax rates to the future pretax net cash flows relating to the Company's proved oil and gas reserves, less the tax basis of the properties involved. The future income tax expenses give effect to tax credits and allowances, but do not reflect the impact of general and administrative cost and exploration expenses of ongoing operations relating to the Company's proved oil and gas reserves.
   The 10 percent annual discount is applied to the future net cash flows in an attempt to reflect the timing of the future net cash flows relating to the Company's proved oil and gas reserves.
   At December 31, 1993, the Company had estimated gas imbalance receivables of $12.9 million and estimated liabilities of $7.6 million; at year end 1992, $17.0 million in receivables and $12.8 million in liabilities; and at year end 1991, $19.1 million in receivables and $10.7 million in liabilities. Neither the gas imbalance receivables nor liabilities have been included in the standardized measure of discounted future net cash flows for the three years ended December 31, 1993.
Principal changes in the aggregate standardized measure of discounted future net cash flows attributable to the Company's proved oil and gas reserves at year end are shown below.




(IN MILLIONS OF DOLLARS)                                     1993      1992          1991
- ------------------------------------------------------------------------------------------
Standardized measure of discounted future net
  cash flows at the beginning of the year...............     $488      $445          $596
Extensions, discoveries and improved
  recovery, less related costs..........................       89       113            63
Revisions of previous quantity and timing
  estimates.............................................      (19)       15           (25)
Changes in estimated future
  development costs.....................................      (23)       (5)          (18)
Purchases/sales of minerals in place....................      397         4           108
Net changes in prices and production costs..............      (40)       52          (298)
Accretion of discount...................................       66        60            85
Sales of oil and gas produced, net of
  production costs......................................     (200)     (189)         (166)
Development costs incurred during the period............        8        10            27
Net change in income taxes..............................     (102)      (12)           94
Other...................................................       11        (5)          (21)
                                                            -----      -----        -----
Standardized measure of discounted future net
  cash flows at the end of the year.....................     $675      $488          $445
                                                            -----      -----        -----
                                                            -----      -----        -----


NOTE 10 - INTERIM FINANCIAL INFORMATION
(UNAUDITED)

Interim financial information for the two years ended December 31, 1993 is as follows:



- ---------------------------------------------------------------------------------------------------------
                                                              QUARTER ENDED
                                           MAR. 31,            JUNE 30,    SEPT. 30,          DEC. 31,
- ---------------------------------------------------------------------------------------------------------
1993
Revenues............................       $ 69,854            $66,327     $ 64,346          $86,056
Gross profit (loss)
  from operations...................       $ 16,696            $ 5,041     $ 11,318          $  (372)
Net income (loss)...................       $  4,488            $ 4,002     $  4,265          $  (130)
Net income (loss)
  per share.........................       $    .10            $   .08     $    .09          $  (.01)
1992
Revenues............................       $ 61,531            $96,943     $ 68,493          $76,814
Gross profit from
  operations........................       $ 10,539            $12,127     $  9,096          $ 7,912
Net income..........................       $  2,551            $24,086     $  6,519          $ 8,083
Net income
  per share.........................       $   . 06            $   .54     $    .15          $   .18





  During the fourth quarter of 1993, the cumulative effect of oil and gas reserve revisions on the DD&A provision for the preceding three quarters was insignificant.
  During the fourth quarter of 1992, DD&A expense decreased by approximately $4,121,000 relating to the cumulative effect of oil and gas reserve revisions on the DD&A provision for the preceding three quarters.

CORPORATE INFORMATION

NOBLE AFFILIATES, INC.

CORPORATE HEADQUARTERS
110 West Broadway
P. O. Box 1967
Ardmore, Oklahoma 73402
(405) 223-4110

SUBSIDIARY HEADQUARTERS
Samedan Oil Corporation
110 West Broadway
P. O. Box 909
Ardmore, Oklahoma 73402

TRANSFER AGENT AND REGISTRAR
The Liberty National Bank
and Trust Company of
Oklahoma City
P. O. Box 25848
Oklahoma City, Oklahoma 73125

INDEPENDENT ACCOUNTANTS
Arthur Andersen & Co.
Oklahoma City, Oklahoma

COMMON STOCK LISTED
New York Stock Exchange
Symbol - NBL

SHAREHOLDERS' PROFILE

DECEMBER 31, 1993


                         SHARES     SHAREHOLDERS
                       OUTSTANDING    OF RECORD
- ---------------------------------------------
Individuals..........     886,471       1,302
Joint accounts.......     129,879         332
Fiduciaries..........     282,912         383
Institutions.........   6,939,275          55
Brokers..............       1,300           1
Nominees.............  41,681,746          10
Foreign..............      14,639          17
                       ----------       -----
  Total..............  49,936,222       2,100
                       ----------       -----
                       ----------       -----



DIVIDENDS AND STOCK PRICES BY QUARTERS
- --------------------------------------------------------------------------------------------
                                                                                      YEAR
                                       QUARTER ENDED                                  END
                  3/31               6/30          9/30           12/31               TOTAL
- ---------------------------------------------------------------------------------------------
Dividends
  1993            $.04               .04            .04            .04                 .16
  1992            $.04               .04            .04            .04                 .16
Low-High
1993           $15 3/4-22 3/4     20 1/2-25 1/4    22 1/8-31       23-30 1/8
1992           $11 5/8-14 1/2     13 1/4-16 5/8    14 3/4-20 1/4   15 1/8-19 5/8
- ---------------------------------------------------------------------------------------------





ANNUAL MEETING
The Annual Meeting of Shareholders of Noble Affiliates, Inc. will be held on Tuesday, April 26, 1994, at 10:00 a.m. at the Charles B. Goddard Center located at "D" Street and First Avenue S.W. in Ardmore, Oklahoma. All shareholders are cordially invited to attend.

FORM 10-K
A copy of Form 10-K, as filed with the Securities and Exchange Commission, is available upon request by writing to Vice President - Finance and Treasurer, Noble Affiliates, Inc., P.O. Box 1967, Ardmore, Oklahoma 73402.

                                                        Page - Inside back cover

                                   APPENDIX I.

The following describes graphs which were listed in the margins of the Management's Discussion and Analysis on pages 15 through 20 of the Registrant's 1993 annual report.

Page 15 - Gas Reserves Added for Three Years
             1991:  112.4 BCF's
             1992:   50.3 BCF's
             1993:  401.4 BCF's

          Oil Reserves Added for Three Years
             1991:   8.9 million barrels
             1992:  10.8 million barrels
             1993:  33.3 million barrels

Page 16 - Three Years of Costs Incurred for Acquisitions, Exploration and
          Development
             1991:  $147.4 million
             1992:  $ 75.5 million
             1993:  $515.0 million

          Net Undeveloped Acres by Geographic Regions - 360,000 Acres Year End 1993
             Gulf:             211.6 thousand acres
             Rocky Mts:         60.4 thousand acres
             Calif:             34.0 thousand acres
             Texas:             27.5 thousand acres
             Other:             26.5 thousands acres

Page 17 - Net Income for Three Years
              1991: $19.3 million
             *1992: $41.2 million
              1993: $12.6 million
             *Includes sale of investment in NGC

          Natural Gas Revenues for Three Years
             1991:  $111.1 million - $1.74 Average price per mcf
             1992:  $134.2 million - $1.81 Average price per mcf
             1993:  $159.2 million - $2.10 Average price per mcf

Page 18 - Oil Revenues for Three Years
             1991: $109.2 million - $20.39 Average price per barrel 1992: $120.2 million - $18.68 Average price per barrel 1993: $111.3 million - $15.91 Average price per barrel


          Average Production and Lifting Cost Per BOE
             1991:  $5.48
             1992:  $5.02
             1993:  $4.43
          Gas converted to BOE based on average sales prices

Page 19 - DD&A Expense Per BOE of Production for Three Years
             1991:  $4.93 per barrel
             1992:  $5.00 per barrel
             1993:  $5.37 per barrel
          Gas converted 6:1

          SG&A Expense Per BOE of Production for Three Years
             1991:  $1.75 per barrel
             1992:  $1.64 per barrel
             1993:  $1.59 per barrel
          Gas converted 6:1

Page 20 - Average Daily Gas Production - Fourth Quarter 1993
             Acquired Properties:                  98.4 MMCF
             Without Acquired Properties:         173.2 MMCF
             Total:                               271.6 MMCF

          Average Daily Oil Production - Fourth Quarter 1993
             Acquired Properties:                4.6 thousand barrels
             Without Acquired Properties:       18.1 thousand barrels
             Total:                             22.7 thousand barrels