Form 10-K, Exhibit 13
NOBLE AFFILIATES INC
filed 1995-03-29
CIK 72207

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS


SIGNIFICANT EVENTS IN 1994

-The Company had record levels of oil and gas production during 1994. -The Company expended $189.7 million on exploration, development and acquisition costs during 1994.
-The Company replaced production of its reserves in 1994 by 175 percent on a barrel of oil equivalent - gas converted at 6:1 (BOE).
-The cost of finding of all reserves added in 1994 was $4.64 per BOE. -The Company reduced its short-term and long-term debt by $172.6 million during 1994.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATIONS

   Net cash provided by operating activities was $188.6 million for 1994, a 35 percent and 51 percent increase over the $139.4 million and $125.1 million in 1993 and 1992, respectively. Cash and short-term cash investments decreased to $22.2 million at December 31, 1994, from $176.4 million at year-end 1993.

   During 1994, the Company utilized its beginning cash balance and cash flow from operations to reduce its debt by $172.6 million and to fund its exploration, development and acquisition expenditures of $189.7 million. The Company's current ratio (current assets divided by current liabilities) was 1.44:1 at December 31, 1994, compared with 1.75:1 at December 31, 1993.

RESERVES ADDED AND COST OF FINDING

   During 1994, the Company spent $189.7 million on exploration, development and acquisitions of oil and gas properties. Total proved gas reserves increased from 691.5 billion cubic feet (BCF) at year-end 1993 to 778.9 BCF at year-end 1994 and total proved oil reserves increased from 73.0 million barrels at year-end 1993 to 75.5 million barrels at year-end 1994.

   One accepted method of calculating cost of finding is to divide the Company's expenditures for oil and gas exploration, development and acquisitions by the BOE's added during the year. Using this method, the Company's cost of finding for 1994 was $4.64 per BOE. A three year schedule of cost of finding follows:

                                                    THREE
(BOE'S AND DOLLARS STATED IN MILLIONS,               YEAR
EXCEPT FINDING COST)           1994    1993   1992  TOTAL
---------------------------------------------------------
Oil reserves added             11.5    33.3   10.8   55.6
Gas reserves added BOE (6:1)   29.4    66.9    8.4  104.7
---------------------------------------------------------
Total reserves added BOE       40.9   100.2   19.2  160.3
---------------------------------------------------------
---------------------------------------------------------
Cost incurred in oil and gas
 acquisition, exploration
 and development activities    $190    $515    $76   $781
Average finding cost per BOE  $4.64   $5.14  $3.96  $4.87*

*Three year average

LONG-TERM FINANCING

   Total long-term debt at December 31, 1994 was $376,956,000 compared with $453,760,000 at December 31, 1993. Ratio of long-term debt to book capital (defined as the Company's long-term debt plus its equity) at December 31, 1994 was 48 percent compared with 52 percent at December 31, 1993.

   In October 1993, the Company issued $230,000,000 4 1/4% Convertible Subordinated Notes Due 2003 which are convertible into common stock of the Company, at any time prior to maturity, at $36.65 per share.

   Also in October 1993, the Company issued $100,000,000 7 1/4% Notes Due 2023. The Company may not redeem any portion of these notes prior to maturity.

   The Company borrowed $175 million on October 1, 1993 from its then existing bank line of credit to bridge finance the acquisition of $305 million of producing properties. The proceeds from both October 1993 debt issues were used to repay,

(This page contained two graphs in the body of the text: Gas Reserves Added for three years and Oil Reserves Added for three years) in full, the bank debt on October 21, 1993, as well as for other general corporate purposes.

   The Company has a bank credit agreement with certain banks which provides for maximum unsecured borrowings of $100 million at variable rates. The Company borrowed $48 million on June 1, 1994, and used the proceeds, plus available cash balances, to redeem its $125,000,000 10 1/8% Notes Due June 1, 1997. No other borrowings have occurred against the line of credit. The interest rate is a variable rate based on the lower of one of three interest rate options. The weighted average interest rate on the borrowings during 1994 was 5 percent.

   During the next five years no principal payments of long-term debt are required except for $48 million outstanding under the bank credit agreement, which is due May 31, 1997.

   In conjunction with the acquisition of certain producing properties from Freeport-McMoRan, the Company issued a short-term installment note for $95.6 million on October 1, 1993. On January 4, 1994, the Company paid the installment note including accrued interest.

   On May 10, 1993, the Company called its $100,000,000 7 1/4% Convertible Debentures Due 2012. As a result of the call for redemption, owners of $98,155,000 of the debentures elected to convert into a total of 5,001,373 shares of common stock. The debentures were converted into shares of the Company's common stock at $19 5/8 per share. The remaining $1,845,000 was redeemed with cash at 103.63 percent of the principal amount, plus accrued interest to the redemption date.

OTHER

   The Company follows an entitlements method of accounting for its gas imbalances. The Company's estimated gas imbalance receivables were $11.7 million and $12.9 million at December 31, 1994 and 1993, respectively, and estimated gas imbalance liabilities were $10.5 million and $7.6 million at December 31, 1994 and 1993, respectively. These imbalances are valued at the amount which is expected to be received or paid to settle the imbalances. The settlement of the imbalances can occur either during, or at the end of the life of a well, on a volume basis or by cash settlement. The Company does not expect that a significant portion of the settlements will occur in any one year. Thus, the Company believes the periodic settlement of gas imbalances will have little impact on its liquidity.

   The Company has sold a number of nonstrategic onshore oil and gas properties over the past three years, recognizing a gain of $137,000 and $128,000 for 1994 and 1993, respectively, and a loss of $711,000 for 1992. Total amounts of oil and gas reserves associated with these disposals during the last three years were 1,008,000 barrels (BBLS) of oil and 5.0 BCF of gas. The Company believes the disposal of nonstrategic properties furthers the goal of concentrating its efforts on its strategic properties.

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

   Also during 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The effect of adopting SFAS No. 106 was not material to the Company's financial position and results of operations. For additional information on SFAS No. 106, see
Note 6 to the financial statements.

   The Company adopted SFAS No. 112, "Employers' Accounting for
Postemployment Benefits" in 1994. The impact of SFAS No. 112 was not material to the Company's consolidated financial position or results of operations.

(This page contained two graphs in the body of the text: Costs Incurred for Acquisitions, Exploration and Development for three years and Average Finding Cost Per BOE for three years)

RESULTS OF OPERATIONS

NET INCOME AND REVENUES

   Net income for 1994 was $3.2 million, or $.06 per share, down 75 percent from 1993 net income of $12.6 million, or $.26 per share, and down 92 percent from 1992 net income of $41.2 million, or $.93 per share. Oil and gas revenues for 1994 were $306.2 million, up 10 percent from 1993 and up 18 percent from 1992. Despite increased revenues and cash flows for 1994, which resulted from higher production volumes for both oil and gas, net income for the year decreased. This decrease was due to higher exploration and depreciation, depletion and amortization (DD&A) expenses.

   Average oil price in 1994 was $14.90 per barrel, a 6 percent decrease from the 1993 average of $15.91 per barrel. Average gas price decreased 6 percent in 1994 to $1.97 per thousand cubic feet (MCF) from the 1993 average of $2.10 per MCF. Exploration expense increased 49 percent in 1994, as compared to 1993, primarily due to increased dry hole expense in the Company's offshore division, Canada and Tunisia. Such increases in exploration expense reflect the Company's increased level of drilling activity in 1994. The current year's DD&A increased 19 percent over 1993 due to higher production volumes and slightly higher unit rates.

   Revenues and net income for 1992 included a pretax gain of $27.9 million on the sale of the Company's investment in Natural Gas Clearinghouse (NGC), and the receipt of $7.5 million from a gas contract settlement.

NATURAL GAS INFORMATION

   Gas sales for 1994 increased 10 percent to $174.5 million from $159.2 million in 1993. Gas sales in 1993 increased 19 percent from $134.2 million in 1992. Average daily production in 1994 increased 17 percent to 247.6 million cubic feet (MMCF) from 211.1 MMCF in 1993. Average daily production in 1993 increased 3 percent from 204.6 MMCF in 1992. Average daily production during 1994 ranged from a low of 174.3 MMCF in October, as a result of the Company's election to shut in approximately 80 MMCF per day due to low prices, to a high of 276.1 MMCF in March.

   The average gas price in 1994 decreased 6 percent to $1.97 per MCF, from $2.10 per MCF in 1993. The average gas price in 1993 increased 8 percent from $1.81 per MCF in 1992. In 1994, the Company's average gas prices ranged from a low of $1.59 per MCF in October to a high of $2.34 per MCF in March. Gas revenues for 1993 and 1992 reflect reduced values of $3.7 million and $3.4 million, respectively, relating to hedging production at prices below the ultimate spot price for gas. This lowered the average gas price received by $.048 per MCF and $.045 per MCF for 1993 and 1992, respectively. During 1994, all gas hedging activity was accomplished by the Company's new wholly owned subsidiary, Noble Gas Marketing, Inc. (NGM), which hedged approximately 11 percent of the Company's average daily production at prices ranging from $1.33 to $1.92 per million British thermal units (MMBTU). The hedging gains and losses for 1994 are included in gathering, marketing and processing revenues, and are not included in the average product prices.

   A three-year summary of gas related information follows:

                              1994      1993      1992
--------------------------------------------------------
Proved reserves at
year end (MMCF)              778,950   691,530   372,223
Gas revenues (millions)       $174.5    $159.2    $134.2
Average gas price per MCF*     $1.97     $2.10     $1.81
Average daily
production (MMCF)              247.6     211.1     204.6
Gas sales as a % of
oil and gas sales                 59%       59%      53%

*The above amount reflects a reduction of $.048 per MCF in 1993 and $.045 per MCF in 1992 from hedging.

(This page contained two graphs in the body of the text: Gas Revenues for three years and Oil Revenues for three years)

CRUDE OIL INFORMATION

   Oil sales for 1994 increased 10 percent to $122.9 million from $111.3 million in 1993. Oil sales for 1993 decreased 7 percent from $120.2 million in 1992. Average daily production increased 17 percent to 22,751 barrels from 19,496 barrels in 1993 and 9 percent in 1993 from 17,826 barrels in 1992. Offsetting the benefit of the production increases was a decrease in average oil prices for 1994 and 1993 of 6 percent and 15 percent, respectively.

   Average oil price decreased to $14.90 per barrel in 1994 from the $15.91 per barrel average price in 1993 and from $18.68 per barrel in 1992. The Company believes prices should improve moderately over time, but when conditions warrant, price hedging may be used to minimize exposure to price volatility. The Company's oil revenues in 1993 and 1992 include approximately $100,000 and $2.1 million of hedging income, respectively, which increased the average oil price for 1993 by $.02 per barrel, and for 1992 by $.33 per barrel. The Company did not hedge any of its oil production during 1994 and had no hedged positions outstanding at year end.

   International sales accounted for 16 percent of 1994 oil sales. During 1993 and 1992, international oil sales accounted for 19 percent and 23 percent of oil sales, respectively. Average daily oil production from properties outside the United States was 3,329 barrels in 1994, 3,465 barrels in 1993, and 4,194 barrels in 1992. It is anticipated that international sales in 1995 will not vary significantly from 1994 levels.

   A three-year summary of oil related information follows:

                                    1994     1993     1992
-----------------------------------------------------------
Proved reserves at
 year end (thousands of barrels)
Working interest                   73,147   70,245   45,400
Royalty interest (1)                2,380    2,710    1,980
-----------------------------------------------------------
Total                              75,527   72,955   47,380
-----------------------------------------------------------
-----------------------------------------------------------
Oil revenues (millions)            $122.9   $111.3   $120.2
Average oil price
per barrel (2)                     $14.90   $15.91   $18.68
Average daily
production (barrels)               22,751   19,496   17,826
Oil sales as a % of
oil and gas sales                      41%      41%      47%

(1) Includes royalty oil, condensate and gas reserves stated in BOE's.
(2) Includes $.02 per barrel in 1993 and $.33 per barrel in 1992 from hedging income.

COSTS AND EXPENSES

   In 1994, oil and gas exploration expense increased $17.8 million over 1993 to $54.3 million. The increase resulted from a $21.3 million increase in dry hole expense in 1994, which was partially offset by a $4.3 million decrease in undeveloped lease amortization. Dry hole expense increased as a result of higher exploration activity during 1994. In 1993, oil and gas exploration expense increased $7.5 million over 1992 to $36.5 million. The 1993 increase resulted from a $2.3 million increase in dry hole expense, a $1.7 million increase in undeveloped lease amortization and a $4.2 million increase in abandoned assets.

   In 1994, oil and gas operations expense decreased $.4 million from 1993 to $74.7 million. This decrease occurred in spite of increased oil and gas production, and can be explained by several factors: (1) International operations expense in 1994 decreased approximately $3 million due to the sale of the Company's Camar property in Indonesia, as well as lower operating costs incurred in the Company's remaining international operations. (2) In the fourth quarter of 1993, operations expense reflected expenses being charged to the Company on acquired properties. In 1994, the Company absorbed the operations for these acquired properties with little incremental cost, resulting in limited increases in operations expense notwithstanding increased production. (3) In 1994, the Company incurred fewer workover expenses, thereby reducing operations expense from 1993 levels.

(This page contained two graphs in the body of the text: Net Income for three years and Average Production and Lifting Cost Per BOE for three years)

   In 1993, oil and gas operations expense increased $6.7 million over 1992 to $75.1 million. Approximately $3.6 million of the 1993 increase was attributable to properties purchased during 1993.

   In 1994, DD&A expense increased $20.3 million over 1993 to $127.5 million. This increase resulted primarily from higher oil and gas production volumes predominantly from properties acquired in late 1993, along with a $6.8 million increase due to reserve writedowns on three offshore Louisiana blocks and approximately $3 million on other properties. DD&A expense for 1993 increased $12.4 million over 1992 to $107.2 million. In 1993, DD&A expense associated with acquired properties was $15.2 million, and $4.7 million was due to a reserve writedown on the Company's Camar property in Indonesia. The unit rate of DD&A expense per BOE, converting gas to oil on a 6:1 basis, was $5.46 for 1994, $5.37 for 1993 and $5.00 for 1992.

   The Company provides for the cost of future liabilities related to restoration and dismantlement costs for offshore facilities. This provision is based on the Company's best estimate of such costs to be incurred in future years based on information from the Company's engineers. These estimated costs are provided through DD&A expense using a ratio of production divided by reserves multiplied by the estimated costs to dismantle and restore. The Company has provided $31.1 million for such future costs which are classified in accumulated DD&A on the balance sheet. Total estimated future dismantlement and restoration costs of $71.4 million are included in future production and development costs for purposes of estimating the future net revenues relating to the Company's proved reserves.

   In 1994, selling, general and administrative (SG&A) expense increased $4.6 million over 1993 to $36.4 million. This increase was due, in part, to the start-up operations of the Company's marketing subsidiary, which sustained $1.2 million in SG&A expense in 1994, along with $2.2 million for various divisions which hired additional personnel to oversee increased operations. In 1993, SG&A expense increased $686,000 over 1992 to $31.8 million. The 1993 increase was due to personnel relocation expenses as the result of closing the Midland, Texas office.

INTEREST EXPENSE

   In 1994, interest expense increased $4.3 million over 1993 to $24.7 million. This increase was due, in part, to recognizing a full year's interest on the Company's $330 million of notes issued in late 1993, which caused an increase of $13.7 million. Offsetting the increase was a decrease of $7.4 million attributable to redemption in June 1994 of the Company's $125,000,000 10 1/8% Notes Due June 1, 1997 and an additional decrease of $2.5 million resulted from redemption in May 1993 of the Company's $100,000,000 7 1/4% Convertible Debentures Due 2012. Interest expense in 1993 of $20.4 million remained flat with 1992 levels.

   In 1994, capitalized interest increased $2.1 million over 1993 to $7.2 million. This increase is primarily due to a $1.4 million increase in interest capitalized on East Cameron blocks 320, 331 and 332 which were acquired during 1993 and in which development was completed during 1994. In 1993, capitalized interest increased $3.8 million over 1992 to $5.1 million. The 1993 increase was primarily due to interest capitalization on these properties.

(This page contained two graphs in the body of the text: DD&A Expense Per BOE of Production for three years and SG&A Expense Per BOE of Production for three years)

MARKETING SUBSIDIARY

   In June 1994, NGM began marketing the Company's natural gas as well as third-party gas. NGM's business plan calls for it to sell gas directly to end-users, gas marketers, industrial users, interstate and intrastate gas pipelines, and local distribution companies. The Company records all of NGM's sales as gathering, marketing and processing revenues. All inter- company sales and costs have been eliminated.

   In 1994, NGM recorded $43.9 million in gathering, marketing and processing revenues and $42.8 million in gathering, marketing and processing expenses, generating a gross margin of $1.1 million for the year. The gross margin was offset by administrative expenses of $1.2 million, resulting in a loss for NGM's initial year of operations.

FUTURE TRENDS

   The Company's oil and gas production capabilities have increased during 1994 as a result of development of new properties in the Gulf of Mexico. Despite lower natural gas prices, the Company expects its average daily production to increase in 1995 over 1994.

   Other income would increase during 1995 if the Company receives a settlement from Columbia Gas Transmission Corporation (Columbia). Samedan Oil Corporation (Samedan), a wholly owned subsidiary of the Company, is an unsecured creditor of Columbia, which filed for protection from creditors under Chapter 11 of the Federal Bankruptcy Code on July 31, 1991. Samedan and Columbia are parties to a gas sales contract which was rejected by Columbia in its bankruptcy proceeding. On March 16, 1992, Samedan filed a proof of claim with the bankruptcy court in the amount of approximately $117 million covering approximately $3 million for the contract price on prepetition gas purchases, approximately $2 million for the contract price due on prepetition take or pay obligations and approximately $112 million for damages arising from the rejection of Samedan's gas sales contract. The full amount of Samedan's claim is classified as an unsecured claim.

   Except for the $3 million receivable recorded for prepetition gas purchased by Columbia, the Company's financial statements do not reflect any other receivables from Columbia relative to the Company's claims. It is unknown whether resolution of Samedan's claim will occur in 1995, or at what amount the ultimate resolution of the claims may be settled.

   The Company recently set its 1995 capital budget at $206 million. During 1994, the Company spent $166.1 million in capital expenditures. The Company plans an active exploration and development program in its domestic onshore and offshore divisions along with its Canadian and Tunisian operations. Such capital budget and exploration expenditures are planned to be funded through internally generated cash flows.

   Management believes that the Company is well positioned with its balanced reserves of oil and gas to take advantage of future price increases that may occur. However, the uncertainty of oil and gas prices continues to affect the domestic oil and gas industry. Due to the volatility of oil and gas prices, the Company, from time to time, has used hedging and plans to do so in the future as a means of controlling its exposure to price changes.

   Spot gas prices in early 1995 have decreased from the prior year's prices primarily as a result of mild winter conditions in much of the United States, while oil prices have increased slightly as a result of worldwide demand.
The Company cannot predict the extent to which its revenues will be affected by inflation, government regulation or changing prices.

SELECTED FINANCIAL DATA                NOBLE AFFILIATES, INC. AND SUBSIDIARIES


                                                 YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE
AND RATIOS)                         1994       1993       1992      1991       1990
--------------------------------------------------------------------------------------
REVENUES AND INCOME
  Revenues                        $358,389   $286,583   $303,782  $250,417   $243,196
  Net cash provided by operating
   activities                      188,621    139,381    125,107    89,179    107,188
  Net income                         3,166     12,625     41,240    19,308     28,554
PER SHARE DATA
  Net income                      $    .06   $    .26    $   .93   $   .44       $.65
  Cash dividends                       .16        .16        .16       .16        .16
  Year end stock prices              24.75      26.50      17.63     13.63      14.13
  Average shares outstanding        49,970     48,098     44,341    44,135     43,986
FINANCIAL POSITION
  Property, plant and equipment,
   net:
    Oil and gas mineral interests,
     equipment and facilities     $804,009   $784,235   $409,740  $458,892   $437,363
Total assets                       933,516  1,067,996    625,621   589,642    588,071
  Long-term obligations:
    Long-term debt                 376,956    453,760    224,793   224,746    224,699
    Deferred income taxes           61,802     45,108     33,378    35,227     38,172
    Other                           10,704      7,158      7,010     8,488      9,985
  Shareholders' equity             412,066    415,432    304,779   264,509    250,851
  Ratio of long-term debt to
   shareholders' equity                .91       1.09        .74       .85        .90
CAPITAL EXPENDITURES
  Oil and gas mineral interests,
   equipment and facilities       $158,973   $508,506   $ 64,066  $121,378    $90,588
  Other                              2,371      1,607      1,744     3,970      6,766
-------------------------------------------------------------------------------------
  Total capital expenditures      $161,344   $510,113   $ 65,810  $125,348    $97,354
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


OPERATING STATISTICS

                                         YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------
                                  1994       1993       1992       1991        1990
------------------------------------------------------------------------------------

GAS
Sales (in millions)               $174.5     $159.2     $134.2     $111.1     $113.2
Production (MMCF per day)          247.6      211.1      204.6      178.4      158.2
Average price (per MCF)           $ 1.97     $ 2.10     $ 1.81     $ 1.74      $2.00

OIL
Sales (in millions)               $122.9     $111.3     $120.2     $109.2     $102.9
Production (BBLS per day)         22,751     19,496     17,826     15,001     12,856
Average price (per BBL)           $14.90     $15.91     $18.68     $20.39     $22.47

Royalty sales (in millions)       $  8.8     $  7.5     $  5.4     $  6.2     $  6.8

CONSOLIDATED BALANCE SHEET              NOBLE AFFILIATES, INC. AND SUBSIDIARIES

                                                                    DECEMBER 31,
-------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                         1994        1993
-------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and short-term cash investments                       $   22,192  $  176,432
   Accounts receivable - trade                                    49,692      66,314
   Materials and supplies inventories                              3,591       3,302
   Other current assets                                           28,412      10,516
-------------------------------------------------------------------------------------
     Total current assets                                        103,887     256,564
-------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT AT COST:
  Oil and gas mineral interests, equipment and facilities
   (successful efforts method of accounting)                   1,560,392   1,460,937
  Other                                                           28,067      26,131
------------------------------------------------------------------------------------
                                                               1,588,459   1,487,068
  Accumulated depreciation, depletion and amortization          (775,079)   (692,463)
-------------------------------------------------------------------------------------
     Total property, plant and equipment, net                    813,380     794,605
-------------------------------------------------------------------------------------
OTHER ASSETS                                                      16,249      16,827
-------------------------------------------------------------------------------------
                                                              $  933,516  $1,067,996
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable - trade                                   $   46,473  $   29,354
   Other current liabilities                                      21,747      19,241
   Short-term borrowing                                                       95,600
   Income taxes - current                                          3,768       2,343
-------------------------------------------------------------------------------------
     Total current liabilities                                    71,988     146,538
-------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                             61,802      45,108
-------------------------------------------------------------------------------------
OTHER DEFERRED CREDITS AND NONCURRENT LIABILITIES                 10,704       7,158
-------------------------------------------------------------------------------------
LONG-TERM DEBT                                                   376,956     453,760
-------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY:
   Preferred stock - par value $1;  4,000,000 shares
    authorized, none issued Common stock - par value $3.33 1/3;
    100,000,000 shares authorized; 51,537,455 and 51,461,122
    shares issued in 1994 and 1993, respectively                 171,790     171,535
   Capital in excess of par value                                141,911     140,703
   Retained earnings                                             113,783     118,612
-------------------------------------------------------------------------------------
                                                                 427,484     430,850
   Less common stock in treasury, at cost (1994 and 1993,
    1,524,900 shares)                                            (15,418)    (15,418)
-------------------------------------------------------------------------------------
     Total shareholders' equity                                  412,066     415,432
-------------------------------------------------------------------------------------
                                                              $  933,516  $1,067,996
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENT OF OPERATIONS    NOBLE AFFILIATES, INC. AND SUBSIDIARIES

                                                          YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                  1994       1993     1992
-------------------------------------------------------------------------------------
REVENUES:
  Oil and gas sales and royalties                      $306,169   $278,004  $259,765
  Gathering, marketing and processing                    43,921
  Other income                                            8,299      8,579    44,017
-------------------------------------------------------------------------------------
                                                        358,389    286,583   303,782
-------------------------------------------------------------------------------------
COSTS AND EXPENSES:
  Oil and gas exploration                                54,321     36,473    28,950
  Oil and gas operations                                 74,661     75,110    68,371
  Gathering, marketing and processing                    42,758
  Depreciation, depletion and amortization              127,470    107,215    94,819
  Selling, general and administrative                    36,408     31,784    31,098
  Interest                                               24,729     20,402    20,482
  Interest capitalized                                   (7,183)    (5,060)  (1,260)
------------------------------------------------------------------------------------
                                                        353,164    265,924   242,460
------------------------------------------------------------------------------------
INCOME BEFORE TAXES                                       5,225     20,659    61,322
------------------------------------------------------------------------------------
INCOME TAX PROVISIONS:
   Current                                              (10,462)       558    18,816
   Deferred                                              12,521      7,476     1,266
------------------------------------------------------------------------------------
                                                          2,059      8,034    20,082
------------------------------------------------------------------------------------
NET INCOME                                             $  3,166   $ 12,625  $ 41,240
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

NET INCOME PER SHARE                                       $.06       $.26      $.93
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
AVERAGE NUMBER SHARES OUTSTANDING                        49,970     48,098    44,341
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENT OF CASH FLOWS    NOBLE AFFILIATES, INC. AND SUBSIDIARIES

                                                             YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                1994     1993     1992
------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                          $  3,166   $  12,625  $41,240
  Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation, depletion and amortization          127,470     107,215   94,819
     Amortization of undeveloped lease costs, net        7,813      12,063   10,352
     Gain on sale of investment in unconsolidated
      affiliate                                                             (27,956)
     Gain on sale of marketable securities                                     (849)
     Loss on disposal of assets                          2,213       4,821    1,455
     Noncurrent deferred income taxes                   16,694      11,730   (1,849)
     Increase (decrease) in other deferred credits       3,546         148   (1,478)
     Decrease in other assets                            8,232       3,744    3,676
  Changes in working capital, not including cash:
     (Increase) decrease in accounts receivable         16,622      (4,445)   2,892
     (Increase) decrease in other current assets       (18,185)     (5,789)    3,816
     Increase (decrease) in accounts payable            17,119        (194)  (6,571)
     Increase (decrease) in other current liabilities    3,931      (2,537)   5,560
-----------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES              188,621     139,381  125,107
-----------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                               (166,121)   (508,506) (66,365)
   Proceeds from sale of property, plant and
    equipment                                            2,392      10,606    9,164
   Proceeds from sale of investment in
    unconsolidated affiliate                                                 49,100
   Proceeds from sale of marketable securities                                1,454
-----------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                 (163,729)   (497,900)  (6,647)
-----------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  (Retirement of) proceeds from issuance of
   long-term debt                                     (125,000)    324,589
  (Retirement of) proceeds from short-term debt
   for property acquisition                            (95,600)     95,600
  Proceeds from bank borrowings                         48,000
  Exercise of stock options                              1,463       5,647    6,122
  Cash dividends paid                                   (7,995)     (7,766)  (7,092)
  Cash redemption of convertible debt                               (1,845)
-----------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES   (179,132)    416,225     (970)
-----------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND SHORT-TERM CASH
 INVESTMENTS                                          (154,240)     57,706  117,490
CASH AND SHORT-TERM CASH INVESTMENTS AT BEGINNING
 OF YEAR                                               176,432     118,726    1,236
-----------------------------------------------------------------------------------
CASH AND SHORT-TERM CASH INVESTMENTS AT END OF YEAR  $  22,192   $ 176,432 $118,726
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
  Interest (net of amount capitalized)               $  18,603   $  13,335 $ 18,933
  Income taxes                                       $     660   $   5,300 $ 19,667

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENT OF               NOBLE AFFILIATES, INC. AND SUBSIDIARIES
 SHAREHOLDERS' EQUITY

                                           COMMON STOCK     CAPITAL IN   TREASURY
                                           ------------     EXCESS OF    STOCK AT  RETAINED
(IN THOUSAND OF DOLLARS)                  SHARES   AMOUNT   PAR VALUE    COST      EARNINGS
-------------------------------------------------------------------------------------------
JANUARY 1, 1992                        45,720,323  $152,399   $47,923   $(15,418)  $79,605
-------------------------------------------------------------------------------------------
Net Income                                                                          41,240
Exercise of stock options                 412,019     1,373     4,749
Cash dividends ($ .16 per share)                                                    (7,092)
-------------------------------------------------------------------------------------------
DECEMBER 31, 1992                      46,132,342  $153,772    $52,672  $(15,418) $113,753
-------------------------------------------------------------------------------------------
Net Income                                                                          12,625
Exercise of stock options                 327,407     1,092      4,555
Redemption of convertible debentures    5,001,373    16,671     83,476
Cash dividends ($ .16 per share)                                                    (7,766)
-----------------------------------------------------------------------------------------------
DECEMBER 31, 1993                      51,461,122  $171,535   $140,703  $(15,418) $118,612
-----------------------------------------------------------------------------------------------
Net Income                                                                           3,166
Exercise of stock options                  76,333       255      1,208
Cash dividends ($ .16 per share)                                                    (7,995)
-----------------------------------------------------------------------------------------------
DECEMBER 31, 1994                      51,537,455  $171,790   $141,911  $(15,418)  $113,783
-----------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN TABLES, UNLESS OTHERWISE INDICATED, ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS.)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

   The consolidated accounts include Noble Affiliates, Inc. (the Company) and the consolidated accounts of its wholly owned subsidiaries: Samedan Oil Corporation (Samedan) and Noble Gas Marketing, Inc. (NGM). Samedan's consolidated accounts include the following wholly owned subsidiaries:
Samedan Oil of Canada, Inc.; Samedan Oil of Indonesia, Inc.; Samedan of North Africa, Inc.; Samedan Pipe Line Corporation; Samedan Royalty Corporation; and Samedan of Tunisia, Inc. NGM's consolidated accounts also include Noble Gas Pipeline, Inc. All significant intercompany transactions and balances have been eliminated.

FOREIGN CURRENCY TRANSLATION

   The U.S. dollar is considered the functional currency for each of the Company's international operations with the exception of Canada. The functional currency for the Canadian subsidiary is the Canadian dollar which has been translated into the U.S. dollar for the financial statements. Translation gains or losses were not material in any of the periods presented.

INVENTORIES

   Materials and supplies inventories consisting principally of tubular goods and production equipment are stated at the lower of cost or market, with cost being determined by the first-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT

   The Company accounts for oil and gas properties under the successful efforts method of accounting. Under this method, costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves and to drill and equip development wells are capitalized. Capitalized costs of producing oil and gas properties are amortized to operations by the unit-of-production method based on proved developed oil and gas reserves allocated property by property as estimated by Company engineers. Estimated future restoration and abandonment costs are recorded by charges to depreciation, depletion and amortization expense over the productive lives of the related properties. The Company has provided $31.1 million for such future costs classified with accumulated DD&A in the balance sheet. The total estimated future dismantlement and restoration costs of $71.4 million are included in future production and development costs for purposes of estimating the future net revenues relating to the Company's proved reserves. Upon sale or retirement of depreciable or depletable property, the cost and related accumulated DD&A are eliminated from the accounts and the resulting gain or loss is recognized.

   Undeveloped oil and gas properties, which are individually significant, are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Other undeveloped properties are amortized on a composite method based on the Company's experience of successful drilling and average holding period. Geological and geophysical costs, delay rentals and costs to drill exploratory wells which do not find proved reserves are expensed.

   Repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized.

INCOME TAXES

   The Company files a consolidated federal income tax return. Deferred income taxes are provided for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities.

NET INCOME PER SHARE

   Net income per share of common stock has been computed on the basis of the weighted average number of shares outstanding during each period. The effect of shares issuable upon the exercise of stock options is immaterial. The convertible subordinated notes, which are not common stock equivalents, have not been included in computing fully diluted earnings per share since their inclusion would be antidilutive.

CAPITALIZATION OF INTEREST

   The Company capitalizes interest costs associated with the acquisition or construction of significant oil and gas properties.

STATEMENT OF CASH FLOWS

   For purposes of reporting cash flows, cash and short-term cash investments include cash on hand and investments purchased with original maturities of three months or less.

REVENUE RECOGNITION AND GAS IMBALANCES

   Samedan has a gas sales contract with NGM, whereby Samedan is paid an index price for all gas sold to NGM. NGM records sales, including hedging transactions, as gathering, marketing and processing revenues. NGM records as cost of sales in gathering, marketing and processing costs, the amount paid to Samedan and third parties. All inter-company sales and costs have been eliminated.

   The Company follows an entitlements method of accounting for its gas imbalances. Gas imbalances occur when the Company sells more or less gas than its entitled ownership percentage of total gas production. Any excess amount received above the Company's share is treated as a liability. If less than the Company's entitlement is received, the underproduction is recorded as a receivable. The Company records the noncurrent liability in Other Deferred Credits and Noncurrent Liabilities, and the current liability in Other Current Liabilities. The Company's gas imbalance liabilities were $10.5 million and $7.6 million for 1994 and 1993, respectively. The Company records the noncurrent receivable in Other Assets, and the current receivable in Other Current Assets. The Company's gas imbalance receivables were $11.7 million and $12.9 million for 1994 and 1993, respectively, and are valued at the amount which is expected to be received.

TAKE-OR-PAY SETTLEMENTS

   The Company records gas contract settlements which are not subject to recoupment in Other Income when the settlement is received.

TRADING AND HEDGING ACTIVITIES

   The Company uses oil and gas swap agreements to hedge both fixed term sales and sales of its oil and gas production in order to obtain a fixed margin and minimize price risk. Under the swap agreements, the Company receives or makes payments based on the differential between a specified price and the actual price of oil and gas. At December 31, 1994, the Company had six swap transactions for January 1995 with broker-dealers that represented approximately 38,000 MMBTU of gas per day with prices ranging from $1.50 to $1.59 per MMBTU. The Company also had three swaps for January through November 1995 with broker-dealers that relate to term contract sales for approximately 9,000 MMBTU of gas per day at $1.63 per MMBTU. During the second half of 1994, the Company hedged approximately 11 percent of its average daily gas production at prices ranging from $1.33 to $1.92 per MMBTU. The Company had no outstanding oil hedge positions at year-end 1994 and hedged none of its 1994 oil production. During 1994, the Company recorded trading and hedging gains or losses in gathering, marketing and processing revenues in the period the related contract was completed. In 1993 and 1992, hedging gains or losses were recorded in oil and gas sales.

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

OIL AND GAS PRICE SWAP AGREEMENTS

   The fair value of oil and gas price swaps (used for hedging purposes) is the estimated amount the Company would receive or pay to terminate the swap agreements at the reporting date, taking into account the difference between year-end oil and gas prices and the fixed swap price and the creditworthiness of the swap parties.

LONG-TERM DEBT

   The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

   The carrying amounts and estimated fair values of the Company's financial instruments are as follows:


                                              1994                 1993
                                       CARRYING     FAIR    CARRYING    FAIR
                                        AMOUNT      VALUE    AMOUNT     VALUE
-------------------------------------------------------------------------------
Cash and short-term cash investments    $ 22,192  $22,192   $176,432  $176,432
Oil and gas price swap agreements                 $    56
Long-term debt                          $376,956  $321,325  $453,760  $453,221

NOTE 3 - DEBT

A summary of debt at December 31 follows:

                                            1994           1993
----------------------------------------------------------------------
4 1/4% Convertible Subordinated
 Notes Due 2003                           $230,000       $230,000
7 1/4% Notes Due 2023                      100,000        100,000
Bank Credit Agreement                       48,000
10 1/8% Notes Due June 1, 1997                            125,000
Short-term borrowing                                       95,600
-----------------------------------------------------------------------
                                           378,000        550,600
Less: unamortized discount                   1,044          1,240
      short-term borrowing                                 95,600
-----------------------------------------------------------------------
Total long-term debt                      $376,956       $453,760
-----------------------------------------------------------------------
-----------------------------------------------------------------------

   In October 1993, the Company issued $230,000,000 4 1/4% Convertible Subordinated Notes Due 2003 which are convertible into common stock of the Company, at any time prior to maturity, at $36.65 per share. The securities are subordinated to all present and future senior indebtedness. The Company, at its election on or after November 1, 1996, may redeem these Notes in whole or in part at 102.975 percent of the principal amount. The call premium percentage decreases, beginning November 1, 1997, and each year thereafter until 2003 when these Notes are redeemable at par value plus accrued interest.

   In October 1993, the Company issued $100,000,000 7 1/4% Notes Due 2023. The Company may not redeem any portion of these Notes prior to maturity. The indenture governing these Notes contains certain restrictions as to the sale of assets and incurrence of additional debt.

   The Company borrowed $175 million on October 1, 1993 from its then existing bank line of credit to bridge finance the acquisition of $305 million of producing properties. The proceeds from both October 1993 debt issues were used to repay in full the bank debt on October 21, 1993.

   The Company has a line of credit agreement with certain banks which provides for maximum unsecured borrowings of $100 million at variable rates. The Company borrowed $48 million on June 1, 1994, and used the proceeds plus available cash balances to redeem its $125,000,000 10 1/8% Notes Due June 1, 1997. No other borrowings have occurred against the line of credit. The interest rate is a variable rate based on the lower of one of three interest rate options. The weighted average interest rate on the borrowings during 1994 was 5 percent. There is a facility fee of $187,500 per year. The agreement contains covenants including maintenance of certain financial ratios, net worth requirements and restrictions of additional borrowings. The bank credit agreement matures on May 31, 1997.

   During the next five years, no principal payments on long-term debt are required except for the $48 million outstanding against the bank debt, which is due May 31, 1997.

   In conjunction with the acquisition of certain producing properties from Freeport-McMoRan, the Company issued a short-term installment note for $95.6 million on October 1, 1993. On January 4, 1994, the Company paid the installment note including accrued interest.

   On May 10, 1993, the Company called its $100,000,000 7 1/4% Convertible Debentures Due 2012. As a result of the call for redemption, owners of $98,155,000 of the debentures elected to convert into a total of 5,001,373 shares of common stock. The debentures were converted into shares of the Company's common stock at $19 5/8 per share. The remaining $1,845,000 was redeemed with cash at 103.63 percent of the principal amount, plus accrued interest to the redemption date.

NOTE 4 - INCOME TAXES

   Effective January 1, 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 replaced SFAS No. 96, of the same title, which the Company previously used to account for income taxes. The primary difference between SFAS No. 109 and SFAS No. 96 is to permit, under certain circumstances, the recognition of deferred tax benefits that were not recognized under SFAS No. 96. The effect of adopting SFAS No. 109 was not material to the Company's financial statements. The Company's financial statements for 1992 were not restated to apply the provisions of SFAS No. 109.

   The components of income from operations before income taxes for each year are as follows:

                       1994      1993      1992
-------------------------------------------------
Domestic             $12,148  $ 39,564  $ 78,155
Foreign               (6,923)  (18,905)  (16,833)
-------------------------------------------------
                     $ 5,225  $ 20,659  $ 61,322
-------------------------------------------------
-------------------------------------------------

   The income tax provisions relating to operations for each year consist of the following:



                        1994     1993     1992
-------------------------------------------------
U.S. current         $(10,462)   $  327   $18,566
U.S. deferred          13,140     7,701       931
State current                       231       250
State deferred            (31)       85         8
Foreign current
Foreign deferred         (588)     (310)      327
-------------------------------------------------
                       $2,059    $8,034   $20,082
-------------------------------------------------
-------------------------------------------------

   The effect of the federal corporate tax rate increase in 1993 to 35 percent resulted in an increase in the U.S. deferred tax provision and related liability of $1.1 million which is reflected in the above table.

   The net current deferred tax asset in the following table is classified as Other Current Assets in the Consolidated Balance Sheet at December 31, 1994 and 1993. The tax effects of temporary differences which gave rise to deferred tax assets and liabilities as of December 31 were:

                                   1994        1993
-----------------------------------------------------
U.S. and State Current Deferred
 Tax Assets:
  Accrued expenses                $    743   $    554
  Deferred income                      (49)       100
  Minimum tax                        3,655        624
  Other                                751       (351)
-----------------------------------------------------
Net current deferred tax asset       5,100        927
-----------------------------------------------------
U.S. and State Non-current
 Deferred Tax Liabilities:
  Property, plant and equipment,
   principally due to differences
   in depreciation, amortization,
   lease impairment and
   abandonments                    (62,050)   (45,841)
  Income tax accruals                  690        906
  Other                               (442)       415
-----------------------------------------------------
Net non-current
 deferred liability                (61,802)   (44,520)
------------------------------------------------------
U.S. and state net
 deferred tax liability            (56,702)   (43,593)
------------------------------------------------------
Foreign Deferred Tax Liabilities:
  Property, plant and equipment of
   foreign operations                7,532      5,929
  Net operating loss carryforwards
   due to foreign operations                    2,817
------------------------------------------------------
  Foreign deferred asset             7,532      8,746
  Valuation allowance               (7,532)    (9,334)
------------------------------------------------------
  Deferred tax liability                         (588)
------------------------------------------------------
Total deferred taxes              $(56,702)  $(44,181)
------------------------------------------------------
------------------------------------------------------

   A valuation allowance of $7,532,000 and $9,334,000 for 1994 and 1993, respectively, related to the Company's foreign operations, was established for the portion of the deferred tax assets which management believes is unlikely to have a tax benefit realized.

   At December 31, 1993, the Company had foreign net operating loss carryforwards of $6.3 million that had no expiration dates. These loss carryforwards were fully utilized in 1994.

  Prior to the change in the method of accounting for income taxes discussed above, the sources of deferred tax items and the corresponding tax effects for the year ended December 31, 1992 were as follows:

                                                                    1992
---------------------------------------------------------------------------
Capitalized intangible development costs expensed for
 tax purposes in excess of book dry hole expense                  $  9,653
Excess of book over tax amortization and depletion of
 capitalized intangible development and producing leasehold costs  (11,941)
Interest capitalized for book purposes, expensed for tax purposes      437
Excess of book over tax amortization of undeveloped leaseholds      (3,540)
Seismic costs expensed for book purposes, capitalized for tax       (1,423)
Disposal of assets book/tax difference                               4,681
Accrued expenses                                                     2,015
Insurance proceeds reported for book in excess of tax                1,510
Other, net                                                            (126)
---------------------------------------------------------------------------
                                                                  $  1,266
---------------------------------------------------------------------------
---------------------------------------------------------------------------

   The following table details the difference between the federal statutory tax rate and the effective tax rate for the years ended December 31:


(AMOUNTS EXPRESSED IN
PERCENTAGES)                          1994   1993   1992
--------------------------------------------------------
Statutory rate                        35.0   35.0   34.0
Effect of:
  One percent rate increase on prior
   year temporary differences                 5.0
  Percentage depletion                (2.2)    .6    .3
  State taxes                           .1    1.1    .4
  Net operating loss carryback         7.9
  Other, net                          (1.4)  (2.8) (2.0)
--------------------------------------------------------
Effective rate                        39.4   38.9  32.7
--------------------------------------------------------
--------------------------------------------------------

NOTE 5 - COMMON STOCK AND STOCK OPTIONS

   At December 31, 1994, there were 1,210,708 shares available for grant under the Company's 1992 Stock Option and Restricted Stock Plan and its 1988 Non-Employee Director Stock Option Plan.

   Under the Company's 1992 Stock Option and Restricted Stock Plan, adopted in January 1992, the Board of Directors may grant stock options and award restricted stock. The Plan allows stock options to be issued at the market price on the date of grant. The options may be exercised over a three year period at the rate of 33 1/3% each year commencing on the first anniversary of the grant date and expiring ten years from the grant date. The plan covers a maximum of 2,000,000 shares of the Company's authorized but unissued common stock. At December 31, 1994, the Company had reserved 1,957,942 shares of its common stock for issuance under its 1992 stock option plan.

   The Company's 1988 Non-Employee Director Stock Option Plan, adopted in July 1988, allows stock options to be issued at the market price on the date of grant. The options may be exercised one year after issue and expire ten years from the grant date. The Plan provides for the grant of options to purchase a maximum of 250,000 shares of the Company's authorized but unissued common stock. At December 31, 1994, the Company had reserved 179,500 shares of its common stock for issuance under its 1988 stock option plan.

   Stock options outstanding under the Plans mentioned above and two previously terminated plans are presented for the periods indicated.

                                      NUMBER       OPTION
                                    OF SHARES    PRICE RANGE
--------------------------------------------------------------
OUTSTANDING DECEMBER 31, 1991       1,394,907   $10.63-$17.47
--------------------------------------------------------------
  Granted                             368,825   $15.00-$16.88
  Exercised                          (414,502)  $10.63-$17.47
  Cancelled                           (64,282)  $10.63-$17.47
--------------------------------------------------------------
OUTSTANDING DECEMBER 31, 1992       1,284,948   $10.63-$17.47
--------------------------------------------------------------
  Granted                             271,224   $24.63-$24.88
  Exercised                          (337,407)  $10.63-$17.47
  Cancelled                           (14,817)  $10.88-$17.47
--------------------------------------------------------------
OUTSTANDING DECEMBER 31, 1993       1,203,948   $10.63-$24.88
--------------------------------------------------------------
  Granted                             303,243   $27.25-$30.00
  Exercised                           (76,333)  $10.63-$24.88
  Cancelled                            (1,476)  $13.75-$16.88
--------------------------------------------------------------
OUTSTANDING DECEMBER 31, 1994       1,429,382   $10.63-$30.00
--------------------------------------------------------------

EXERCISABLE AT DECEMBER 31, 1994      853,257   $10.63-$24.88
--------------------------------------------------------------

NOTE 6 - EMPLOYEE BENEFIT PLANS

PENSION PLAN

   The Company has a non-contributory defined benefit pension plan covering substantially all of its domestic employees. The benefits are based on an employee's years of service and average earnings for the 60 consecutive calendar months of highest compensation. The Company also has an unfunded restoration plan to ensure payments of amounts for which employees are entitled under the provisions of the pension plan, but which are subject to limitations imposed by federal tax laws. The Company's funding policy has been to make annual contributions equal to the actuarially computed liability to the extent such amounts are deductible for income tax purposes. Plan assets consist principally of equity securities and fixed income investments.

   The periodic pension expense included the following components for the years ended December 31:


                                1994       1993       1992
------------------------------------------------------------
Service cost-benefits
earned in the period           $ 1,814    $ 1,388    $ 1,150
Interest cost on projected
benefit obligation               2,876      2,611      2,453
Actual return on plan assets     1,346     (4,411)    (2,695)
Net amortization and deferral   (4,200)     1,428        (71)
------------------------------------------------------------
Net pension expense            $ 1,836    $ 1,016    $   837
------------------------------------------------------------
------------------------------------------------------------

The funded status of the plans at December 31 was as follows:

                                      1994                 1993
                                FUNDED   UNFUNDED     FUNDED   UNFUNDED
------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation    $25,037   $ 2,447      $26,988   $ 2,186
  Accumulated benefit
   obligation                   27,307     2,620       29,362     2,298
------------------------------------------------------------------------
Projected benefit obligation    35,468     3,890       38,654     3,677
Plan assets at fair value       35,810                 38,789
------------------------------------------------------------------------
Plan assets in excess of
 (less than) projected
 benefit obligation                342    (3,890)         135    (3,677)
Unrecognized net (gain)
 loss                           (4,527)     (176)      (2,996)      960
Unrecognized net (asset)
 liability at transition        (2,367)    3,727       (2,582)    2,539
Unrecognized prior
 service cost                    2,242                  1,952
------------------------------------------------------------------------
Accrued pension cost           $(4,310)  $  (339)     $(3,491)    $(178)
------------------------------------------------------------------------
------------------------------------------------------------------------

   The Company's assumptions as of December 31 in determining the pension cost and liability for the three years were as follows:


(AMOUNTS EXPRESSED IN
PERCENTAGES)                        1994  1993  1992
----------------------------------------------------
Discount rate                        8.5   7.0   8.5
Rates of increase in compensation    6.0   5.0   6.0
Long-term rate of
 return on plan assets               8.5   8.5   8.5


EMPLOYEE SAVINGS PLAN

   The Company has an employee savings plan (ESP) which is a defined contribution plan. Participation in the ESP is voluntary and all regular employees of the Company are eligible to participate after one year of employment. Subject to certain limitations, the Company may contribute up to 100 percent of the participant's contribution. The Company charged to expense plan contributions of $775,000, $755,000 and $673,000 for 1994, 1993 and
1992, respectively.

OTHER EMPLOYEE PLANS

   The Company sponsors other plans for the benefit of its employees and retirees. These plans include health care and life insurance benefits. Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The Company recorded a cumulative catch-up adjustment for the accumulated postretirement transition obligation of approximately $1,003,000. The net 1994 and 1993 annual postretirement benefit costs were approximately $253,000 and $173,000, respectively.

   The accumulated postretirement benefit obligation was computed using an assumed discount rate of 8.5 percent in 1994 and 7 percent in 1993. The health care cost trend rate was assumed to be 12 percent for 1994, declining by one percent for six successive years to 6 percent in 2000, decreasing to
5.5 percent for 2002 and remaining at that rate thereafter.

   If the health care cost trend rate was increased one percent for all future years, the accumulated postretirement benefit obligation as of December 31, 1994, would have increased approximately $450,000. The effect of this change on the aggregate of service and interest cost for 1994 would have been an increase of approximately $65,000.

   Net postretirement benefit cost for the years ended December 31 includes the following components:

                                    1994      1993
----------------------------------------------------
Service cost - benefits earned
 in the period                      $136     $   91
Interest costs - accumulated
 benefit obligation                   93         82
Net loss amortization                 24
Cumulative catch up                           1,003
----------------------------------------------------
Net postretirement benefit cost     $253     $1,176
----------------------------------------------------
----------------------------------------------------

   The plan's postretirement benefit obligation at December 31 was as follows:

                                    1994      1993
-----------------------------------------------------
Accumulated postretirement
 benefit obligation:
  Retirees                       $  (152)   $  (223)
  Fully eligible active employees   (170)      (140)
  Active employees, not fully
   eligible                         (854)      (845)
-----------------------------------------------------
Total participants                (1,176)    (1,208)
Plan assets
-----------------------------------------------------
Funded status                     (1,176)    (1,208)
Unrecognized transition
 obligation
Unrecognized net loss                 35        169
-----------------------------------------------------
Accrued postretirement benefit
 obligation                      $(1,141)   $(1,039)
-----------------------------------------------------
-----------------------------------------------------

NOTE 7 - MARKETING SUBSIDIARY

   In June 1994, Noble Gas Marketing, Inc., a wholly owned subsidiary of the Company, began marketing the Company's natural gas as well as third-party gas. NGM's business plan calls for it to sell gas directly to end-users, gas marketers, industrial users, interstate and intrastate gas pipelines, and local distribution companies. The Company records all of NGM's sales as gathering, marketing and processing revenues. All intercompany sales have been eliminated.

   In 1994, NGM recorded $43.9 million in gathering, marketing and processing revenues and $42.8 million in gathering, marketing and processing expenses, generating a gross margin of $1.1 million for the year. The gross margin was offset by administrative expenses of $1.2 million, resulting in a loss for NGM's initial year of operations.

NOTE 8 - ADDITIONAL BALANCE SHEET AND STATEMENT OF OPERATIONS INFORMATION

   Other current assets at December 31 include the following:

                                   1994       1993
----------------------------------------------------
Income tax receivable            $17,545    $12,759

   Other current liabilities at December 31 include the following:

                                   1994       1993
----------------------------------------------------
Gas imbalance liabilities         $2,101     $1,520

   Oil and gas exploration expense included the following for the years ended December 31:

                                 1994      1993      1992
-----------------------------------------------------------
Dry hole expense               $35,275   $13,968   $11,657
Undeveloped lease amortization   7,813    12,063    10,352
Abandoned assets                 2,945     6,068     1,863
Seismic                          8,254     5,199     4,969

   Listed below are the purchasers who accounted for more than ten percent of total oil and gas sales and royalties in the past three years.

                           1994       1993     1992
----------------------------------------------------
Natural Gas Clearinghouse   16%       16%       13%

NOTE 9 - ACQUISITIONS

   The Company completed two major acquisitions of oil and gas properties during 1993. In the first acquisition, on July 15, 1993, the Company purchased for $100 million all of Freeport-McMoRan's interest in East Cameron blocks 320, 331, and 332 in the Gulf of Mexico. The Company acts as operator of these properties with an average working interest of 70 percent. Facilities with a production capacity of 100 MMCF of gas and 10,000 BBLS of oil per day were completed and set in 1994. Production commenced in October 1994. This acquisition was purchased with cash on hand, without additional borrowings.

   In the second acquisition, on October 1, 1993, the Company purchased for $305 million substantially all the remaining oil and gas properties of Freeport-McMoRan located in the Gulf of Mexico, Montana, Colorado, and California. The Company completed two issuances of long-term debt to finance the second acquisition.

   The acquisitions of the Freeport-McMoRan properties were accounted for as a purchase and the results of operations are included in the statement of operations from the date of the acquisitions. The cost of the acquisitions has been allocated on the basis of the estimated market value of the assets acquired.

   The following unaudited pro forma data includes various adjustments which are considered necessary to properly state the amounts as though the acquisitions had occurred at the beginning of each period shown.

                                  1993        1992
-----------------------------------------------------
Revenues                        $377,532    $369,176
Net income                       $39,138     $42,496
Net income per share                $.81        $.96

   The pro forma data presented above is based on several assumptions and should not be viewed as indicative of the operations of the Company in future periods.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Noble Affiliates, Inc.:

   We have audited the accompanying consolidated balance sheet of Noble Affiliates, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Noble Affiliates, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Oklahoma City, Oklahoma                                  ARTHUR ANDERSEN LLP
January 27, 1995

NOTE 10 - SUPPLEMENTAL OIL AND GAS INFORMATION
(Unaudited)

   The following reserve schedules were developed by the Company's reserve engineers and set forth the changes in estimated quantities of proved oil and gas reserves of the Company during each of the three years presented, and the proved developed oil and gas reserves as of the beginning of each year.

                                                  NATURAL GAS &                     CRUDE OIL & CONDENSATE
                                              CASINGHEAD GAS (MMCF)                 (BARRELS IN THOUSANDS)
------------------------------------------------------------------------------------------------------------
PROVED DEVELOPED AND                   UNITED            OTHER             UNITED           OTHER
 UNDEVELOPED RESERVES:                 STATES   CANADA  FOREIGN   TOTAL    STATES  CANADA  FOREIGN   TOTAL
------------------------------------------------------------------------------------------------------------
PROVED RESERVES AS OF
 DECEMBER 31, 1991                    373,276   20,926   2,408   396,610   38,054   1,959    3,867   43,880
------------------------------------------------------------------------------------------------------------
Revisions of previous estimates        (1,450)      17            (1,433)     772      91      731    1,594
Extensions, discoveries and
 other additions                       42,102    7,711            49,813    5,406     462    2,172    8,040
Production                            (69,367)  (3,926)          (73,293)  (5,115)   (339)  (1,197)  (6,651)
Sale of minerals in place              (1,352)                    (1,352)    (139)            (493)    (632)
Purchase of minerals in place           1,157      721             1,878      980     169             1,149
-----------------------------------------------------------------------------------------------------------
PROVED RESERVES AS OF
 DECEMBER 31, 1992                    344,366   25,449   2,408   372,223   39,958   2,342    5,080   47,380
-----------------------------------------------------------------------------------------------------------
Revisions of previous estimates        (5,811)     809            (5,002)  (2,374)    168     (277)  (2,483)
Extensions, discoveries and
 other additions                       62,479    2,131            64,610    7,285   1,410             8,695
Production                            (71,310)  (3,829)          (75,139)  (6,064)   (347)    (950)  (7,361)
Sale of minerals in place              (6,903)     (20)           (6,923)    (389)    (23)             (412)
Purchase of minerals in place         341,578      183           341,761   27,107      29            27,136
-----------------------------------------------------------------------------------------------------------
PROVED RESERVES AS OF
 DECEMBER 31, 1993                    664,399   24,723   2,408   691,530   65,523   3,579    3,853   72,955
-----------------------------------------------------------------------------------------------------------
Revisions of previous estimates        15,409   2,418             17,827   (1,052)    161    1,550      659
Extensions, discoveries and
 other additions                      148,008   6,773            154,781    8,160     712    1,139   10,011
Production                            (84,504) (3,225)           (87,729)  (7,434)   (446)    (791)  (8,671)
Sale of minerals in place                (854)   (167)            (1,021)    (276)    (19)             (295)
Purchase of minerals in place           1,787   1,775              3,562      615     253               868
-----------------------------------------------------------------------------------------------------------
PROVED RESERVES AS OF
 DECEMBER 31, 1994                    744,245  32,297    2,408   778,950   65,536   4,240     5,751  75,527
-----------------------------------------------------------------------------------------------------------

PROVED DEVELOPED RESERVES:
  January 1, 1992                     372,100  19,981    2,408   394,489   34,000   1,501     3,867  39,368
  January 1, 1993                     344,366  24,504    2,408   371,278   36,938   1,884     5,080  43,902
  January 1, 1994                     570,462  24,723    2,408   597,593   64,284   3,032     3,853  71,169
  January 1, 1995                     658,228  32,297    2,408   692,933   63,013   3,693     4,612  71,318


PROVED RESERVES

   Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

PROVED DEVELOPED RESERVES

   Proved developed reserves are proved reserves which are expected to be recovered through existing wells with existing equipment and operating methods.

COSTS INCURRED IN OIL AND GAS ACTIVITIES

   Costs incurred in connection with the Company's oil and gas acquisition, exploration and development activities during the year are shown below. Amounts are presented in accordance with SFAS No. 19, and may not agree with amounts determined using traditional industry definitions.

                                    1994                                 1993
------------------------------------------------------------------------------------------------
                      UNITED             OTHER             UNITED              OTHER
                      STATES   CANADA   FOREIGN   TOTAL    STATES    CANADA    FOREIGN   TOTAL
------------------------------------------------------------------------------------------------
Property
acquisition costs:
  Proved             $ 3,742   $2,375   $       $ 6,117   $418,087   $  364      $     $418,451
  Unproved             8,695    1,773            10,468      2,537    1,902               4,439
------------------------------------------------------------------------------------------------
Total                $12,437   $4,148   $       $16,585   $420,624   $2,266      $     $422,890
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Exploration costs    $48,151   $7,293   $7,363  $62,807    $23,392   $4,708   $5,449    $33,549
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Development costs   $105,993   $2,871   $1,474 $110,338    $53,650   $4,192     $730    $58,572
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------


                                 1992
----------------------------------------------------------

                    UNITED              OTHER
                    STATES    CANADA    FOREIGN    TOTAL
----------------------------------------------------------
Property
acquisition costs:
  Proved             $4,406    $1,498    $  300   $ 6,204
  Unproved            1,474     1,037               2,511
----------------------------------------------------------
Total                $5,880    $2,535    $  300   $ 8,715
----------------------------------------------------------
----------------------------------------------------------
Exploration costs   $16,122    $3,351    $5,639   $25,112
----------------------------------------------------------
----------------------------------------------------------
Development costs   $34,473    $2,549    $4,658   $41,680
----------------------------------------------------------
----------------------------------------------------------

AGGREGATE CAPITALIZED COSTS

   Aggregate capitalized costs relating to the Company's oil and gas producing activities, and related accumulated DD&A as of the end of the year are shown below.

                                                 1994                               1993
------------------------------------------------------------------------------------------------------------
                    UNITED            OTHER               UNITED             OTHER
                    STATES   CANADA  FOREIGN    TOTAL     STATES    CANADA  FOREIGN    TOTAL
------------------------------------------------------------------------------------------------------------
Unproved oil and
 gas properties   $   34,254 $ 7,842 $ 3,274  $  45,370   $   32,941  $ 6,564  $ 3,340 $  42,845
Proved oil and
 gas properties    1,448,412  42,315  24,295   1,515,022   1,344,490   35,505   38,097  1,418,092
------------------------------------------------------------------------------------------------------------
                   1,482,666  50,157  27,569   1,560,392   1,377,431   42,069   41,437  1,460,937
Accumulated DD&A     722,701  23,017  10,665     756,383     631,292   19,544   25,866    676,702
------------------------------------------------------------------------------------------------------------
Net capitalized
 costs            $  759,965 $27,140 $16,904  $  804,009  $  746,139  $22,525  $15,571 $  784,235
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

                                   Page 35

OIL AND GAS OPERATIONS

   Aggregate results of operations in connection with the Company's oil and gas producing activities are shown below.

                                        1994                                1993
----------------------------------------------------------------------------------------------------------------
                       UNITED              OTHER              UNITED             OTHER
                       STATES     CANADA  FOREIGN   TOTAL     STATES    CANADA  FOREIGN    TOTAL
----------------------------------------------------------------------------------------------------------------

Revenues               $277,467  $15,448  $13,254  $306,169  $250,636  $12,812  $14,556  $278,004
Production costs         68,340    4,072    3,128    75,540    66,507    4,150    6,084    76,741
Exploration expenses     49,991    8,874    9,373    68,238    28,927    5,662    8,333    42,922
DD&A and valuation
 provision              125,880    4,153    2,373   132,406   101,609    3,549   11,396   116,554
----------------------------------------------------------------------------------------------------------------
Income (loss)            33,256   (1,651)  (1,620)   29,985    53,593     (549) (11,257)   41,787
Income tax expense
 (benefit)               11,503   (1,039)   1,006    11,470    19,345     (776)  (3,559)   15,010
----------------------------------------------------------------------------------------------------------------
Results of operations
 from producing
 activities (excluding
 corporate overhead
 and interest costs)   $21,753   $  (612) $(2,626)  $18,515   $34,248  $   227  $(7,698) $ 26,777
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                               1992
--------------------------------------------------------------------
                                 UNITED             OTHER
                                 STATES   CANADA   FOREIGN   TOTAL
--------------------------------------------------------------------
Revenues                        $226,410  $11,961  $21,394  $259,765
Production costs                  57,108    2,950    8,668    68,726
Exploration expenses              24,506    4,434   10,229    39,169
DD&A and valuation
 provision                        88,442    2,593   11,727   102,762
--------------------------------------------------------------------
Income (loss)                     56,354    1,984   (9,230)   49,108
Income tax expense
 (benefit)                        19,170      891   (3,139)   16,922
--------------------------------------------------------------------
Results of operations
 from producing
 activities (excluding
 corporate overhead
 and interest costs)             $37,184   $1,093  $(6,091)  $32,186
--------------------------------------------------------------------
--------------------------------------------------------------------

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

   The following information is based on the Company's best estimate of the required data for the Standardized Measure of Discounted Future Net Cash Flows required by Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 69. The Standard requires the use of a 10 percent discount rate. This information is not the fair market value nor does it represent the expected present value of future cash flows of the Company's proved oil and gas reserves.

                                     1994                              1993                              1992
--------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS             UNITED          OTHER            UNITED           OTHER            UNITED           OTHER
OF DOLLARS)              STATES CANADA  FOREIGN   TOTAL   STATES  CANADA  FOREIGN   TOTAL   STATES  CANADA  FOREIGN  TOTAL
--------------------------------------------------------------------------------------------------------------------------
Future cash inflows      $2,439  $120    $104     $2,663  $2,635  $102     $55      $2,792  $1,471   $86      $93  $1,650
Future production and
 development costs          870    44      18        932     869    47      17         933     608    36       36     680
Future income tax
 expenses                   423    21      23        467     481    15      10         506     220    13       14     247
-------------------------------------------------------------------------------------------------------------------------
Future net cash flows     1,146    55      63      1,264   1,285    40      28       1,353     643    37       43     723
10% annual discount for
 estimated timing of
 cash flows                 479    23      26        528     656    13       9         678     209    12       14     235
-------------------------------------------------------------------------------------------------------------------------
Standardized measure of
 discounted future net
 cash flows              $  667  $ 32    $ 37     $  736  $  629  $ 27     $19      $  675  $  434   $25      $29  $  488
-------------------------------------------------------------------------------------------------------------------------

                                   Page 36

   Future cash inflows are computed by applying year-end prices of oil and gas relating to the Company's proved reserves to the year-end quantities of those reserves, with consideration given to the effect of existing trading and hedging contracts if any. The year-end weighted average oil price utilized in the computation of future cash inflows was approximately $15.55 per barrel.

   Oil prices at the end of February 1995 increased slightly since year end. The Company estimates that a $1.00 per barrel change in the average oil price from the year-end price would change discounted future net cash flows before income taxes by approximately $44 million.

   The year-end weighted average gas price utilized in the computation of future cash inflows was approximately $1.75 per MCF. Natural gas spot prices at the end of February 1995 decreased from year end. The Company estimates that a $.10 per MCF change in the average gas price from the year-end price would change discounted future net cash flows before income taxes by approximately $47 million.

   Future production and development costs, which include dismantlement and restoration expense, are computed by estimating the expenditures to be incurred in developing and producing the Company's proved oil and gas reserves at the end of the year, based on year-end costs, and assuming continuation of existing economic conditions.

   Future income tax expenses are computed by applying the appropriate year-end statutory tax rates to the future pretax net cash flows relating to the Company's proved oil and gas reserves, less the tax bases of the properties involved. The future income tax expenses give effect to tax credits and allowances, but do not reflect the impact of general and administrative cost and exploration expenses of ongoing operations relating to the Company's proved oil and gas reserves.

   At December 31, 1994, the Company had estimated gas imbalance receivables of $11.7 million and estimated liabilities of $10.5 million; at year-end 1993, $12.9 million in receivables and $7.6 million in liabilities; and at year-end 1992, $17.0 million in receivables and $12.8 million in liabilities. Neither the gas imbalance receivables nor liabilities have been included in the standardized measure of discounted future net cash flows for the three years ended December 31, 1994.

   Principal changes in the aggregate standardized measure of discounted future net cash flows attributable to the Company's proved oil and gas reserves at year end are shown below.

(IN MILLIONS OF DOLLARS)           1994    1993   1992
--------------------------------------------------------
Standardized measure of discounted
 future net cash flows at the
 beginning of the year             $675    $488    $445
Extensions, discoveries and
 improved recovery, less
 related costs                      160      89     113
Revisions of previous
 quantity estimates                  18     (19)     15
Changes in estimated future
 development costs                  (31)    (23)     (5)
Purchases/sales of
 minerals in place                    3     397       4
Net changes in prices and
 production costs                   (90)    (40)     52
Accretion of discount                95      66      60
Sales of oil and gas produced,
 net of production costs           (228)   (200)   (189)
Development costs incurred
 during the period                   44       8      10
Net change in income taxes          (17)   (102)    (12)
Change in timing of estimated
 future production, and other       107      11      (5)
--------------------------------------------------------
Standardized measure of
 discounted future net cash
 flows at the end of the year     $ 736   $ 675   $ 488
--------------------------------------------------------
--------------------------------------------------------

NOTE 11 - INTERIM FINANCIAL INFORMATION
(Unaudited)

   Interim financial information for the two years ended December 31, 1994 is as follows:

                                    QUARTER ENDED
---------------------------------------------------------------
                       MAR. 31,   JUNE 30,  SEPT. 30,  DEC. 31,
---------------------------------------------------------------
1994
Revenues               $83,541    $92,032    $97,441   $ 85,375
Gross profit (loss)
 from operations       $16,351    $10,494    $ 3,877   $(13,451)
Net income (loss)      $ 8,417    $ 4,377    $ 2,051   $(11,679)
Net income (loss)
 per share             $   .17    $   .09    $   .04   $   (.23)

1993
Revenues               $69,854    $66,327    $64,346   $ 86,056
Gross profit (loss)
 from operations       $16,696    $ 5,041    $11,318   $   (372)
Net income (loss)      $ 4,488    $ 4,002    $ 4,265   $   (130)
Net income (loss)
 per share             $   .10    $   .08    $   .09   $   (.01)

   During the fourth quarter of 1994, DD&A expense increased by approximately $3,100,000 relating to the cumulative effect of oil and gas reserve revisions on the DD&A provision for the preceding three quarters.

   During the fourth quarter of 1993, the cumulative effect of oil and gas reserve revisions on the DD&A provision for the preceding three quarters was insignificant.

GLOSSARY

BBLS        BARRELS

BCF         BILLION CUBIC FEET

BOE         BARREL OF OIL EQUIVALENT

LPG         LIQUID PETROLEUM GAS

MCF         THOUSAND CUBIC FEET

MMBBLS      MILLION BARRELS

MMBTU       MILLION BRITISH THERMAL UNITS

MMCF        MILLION CUBIC FEET

CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR
The Liberty National Bank
and Trust Company of
Oklahoma City
P. O. Box 25848
Oklahoma City, Oklahoma 73125

INDEPENDENT ACCOUNTANTS
Arthur Andersen LLP
Oklahoma City, Oklahoma

COMMON STOCK LISTED
New York Stock Exchange
Symbol - NBL

SHAREHOLDERS' PROFILE
December 31, 1994

                              SHARES       SHAREHOLDERS
                            OUTSTANDING      OF RECORD
-------------------------------------------------------
Individuals                   735,181           1,210
Joint accounts                116,318             294
Fiduciaries                   242,096             351
Institutions                6,999,833              50
Brokers                         1,300               1
Nominees                   41,904,188               7
Foreign                        13,639              16
-----------------------------------------------------
  Total                    50,012,555           1,929
-----------------------------------------------------
-----------------------------------------------------

DIVIDEND AND STOCK PRICES BY QUARTERS

                                      QUARTER ENDED
------------------------------------------------------------------------------     YEAR
                                                                                    END
(DOLLARS)          3/31             6/30             9/30            12/31         TOTAL
----------------------------------------------------------------------------------------
Dividends
1994               .04              .04              .04              .04           .16
1993               .04              .04              .04              .04           .16
Low-High
1994          23 3/8-28 3/4    22 1/2-32 1/4     25 1/4-30 7/8    22 1/2-30 3/8
1993          15 3/4-22 3/4    20 1/2-25 1/4       22 1/8-31        23-30 1/8
-----------------------------------------------------------------------------------------

ANNUAL MEETING

   The Annual Meeting of Shareholders of Noble Affiliates, Inc. will be held on Tuesday, April 25, 1995, at 10:00 a.m. at the Charles B. Goddard Center located at "D" Street and First Avenue S.W. in Ardmore, Oklahoma. All shareholders are cordially invited to attend.

FORM 10-K

   A copy of Form 10-K, as filed with the Securities and Exchange Commission, is available upon request by writing to Vice President - Finance and Treasurer, Noble Affiliates, Inc., P.O. Box 1967, Ardmore, Oklahoma 73402.

                                  APPENDIX I

   The following describes graphs which were listed in the margins of the Management's Discussion and Analysis on pages 15 through 19 of the Registrant's 1994 annual report.

Page 15 - Gas Reserves Added for three years
          1992:               50.3 BCF's
          1993:              401.4 BCF's
          1994:              176.2 BCF's

          Oil Reserves Added for three years
          1992:               10.8 million barrels
          1993:               33.3 million barrels
          1994:               11.5 million barrels

Page 16 - Costs Incurred for Acquisitions, Exploration and
          Development
          1992:              $75.5 million
          1993:             $515.0 million
          1994:             $189.7 million

          Average Finding Cost Per BOE for three years
          1992:              $3.96
          1993:              $5.14
          1994:              $4.64

Page 17   Gas Revenues for three years
          1992:             $134.2 million - $1.81 Average price per mcf
          1993:             $159.2 million - $2.10 Average price per mcf
          1994:             $174.5 million - $1.97 Average price per mcf

          Oil Revenues for three years
          1992:             $120.2 million - $18.68 Average price per barrel
          1993:             $111.3 million - $15.91 Average price per barrel
          1994:             $122.9 million - $14.90 Average price per barrel

Page 18   Net Income for three years
         *1992:              $41.2 million
          1993:              $12.6 million
          1994:               $3.2 million
         *Includes sale of investment NGC

          Average Production and Lifting Cost Per BOE for three years
          1992:              $3.60
          1993:              $3.76
          1994:              $3.20

Page 19   DD&A Expense Per BOE of Production for three years
          1992:              $5.00 per barrel
          1993:              $5.37 per barrel
          1994:              $5.46 per barrel

          SG&A Expense Per Boe of Production for three years
          1992:              $1.64 per barrel
          1993:              $1.59 per barrel
          1994:              $1.56 per barrel