Form 10-K405, Exhibit 13
period 1995-12-31
NOBLE AFFILIATES INC
filed 1996-03-25
CIK 72207

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


SIGNIFICANT EVENTS IN 1995

-  The Company had record levels of oil and gas production during 1995.
- The Company expended $266 million on exploration, development and acquisition costs during 1995.
- The Company replaced production of its reserves in 1995 by 183 percent on a barrel of oil equivalent (BOE) basis - gas converted at 6:1.
-  The cost of finding of all reserves added in 1995 was $5.64 per BOE.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATIONS

   Net cash provided by operating activities was $238.9 million for 1995, a 27 percent and 71 percent increase from the $188.6 million and $139.4 million in 1994 and 1993, respectively. Cash and short-term cash investments decreased to $12.4 million at December 31, 1995, from $22.2 million at year-end 1994, primarily as a result of higher drilling activity.
   During 1995, the Company utilized its beginning cash balance and cash flow from operations to fund its exploration, development and acquisition expenditures. The Company's current ratio (current assets divided by current liabilities) was 1.21:1 at December 31, 1995, compared with 1.64:1 at December 31, 1994.

RESERVES ADDED AND COST OF FINDING

   During 1995, the Company spent $266 million on exploration, development and acquisitions of oil and gas properties. Total proved gas reserves increased from
778.9 billion cubic feet (BCF) at year-end 1994 to 850.3 BCF at year-end 1995 and total proved oil reserves increased from 75.5 million barrels (BBLS) at year-end 1994 to 84 million BBLS at year-end 1995.
   An accepted method of calculating cost of finding is to divide the Company's expenditures for oil and gas exploration, development and acquisitions by the net BOE's added during the year. Using this method, the Company's cost of finding for 1995 was $5.64 per BOE. A three year summary of cost of finding follows:

                                                                  THREE
(BOE'S AND DOLLARS STATED IN MILLIONS,                             YEAR
EXCEPT FINDING COST)                   1995     1994     1993     TOTAL
-----------------------------------------------------------------------
Oil reserves added                     18.2     11.5     33.3      63.0
Gas reserves added BOE (6:1)           29.0     29.4     66.9     125.3
-----------------------------------------------------------------------
Total reserves added BOE               47.2     40.9     100.2    188.3
-----------------------------------------------------------------------
Costs incurred in oil and gas
  acquisition, exploration
  and development activities           $266     $190     $515     $971
Average finding cost per BOE           $5.64    $4.64    $5.14    $5.16*

*Three year average

LONG-TERM FINANCING

   Total long-term debt at December 31, 1995 was virtually unchanged from the prior year at $376,992,000. The ratio of long-term debt to book capital (defined as the Company's long-term debt plus its equity) remained the same for both 1995 and 1994 at 48 percent.
   The Company has outstanding $230,000,000 4 1/4% Convertible Subordinated Notes Due 2003, which are convertible into common stock of the Company at any time prior to maturity at $36.65 per share.
   Also outstanding are $100,000,000 7 1/4% Notes Due 2023. The Company may not redeem any portion of these notes prior to maturity.
   The Company has a credit agreement with certain banks which provides for maximum unsecured borrowings of $100 million at variable rates. The Company borrowed $48 million on June 1, 1994, and used the proceeds, plus available cash balances, to redeem its $125,000,000 10 1/8% Notes Due June 1, 1997.

(This page contained two graphs in the body of the text: Costs Incurred for Acquisitions, Exploration and Development for three years and Average Finding Cost Per BOE for three years)

   On September 29, 1995, the Company borrowed $25 million under its bank credit agreement and used the proceeds to acquire three Gulf of Mexico properties. On October 17, 1995 an additional $5 million was borrowed under the bank credit agreement and the proceeds were used to fund current operations. Both the $25 million and $5 million loans were repaid on December 1, 1995.
   The interest rate on the credit agreement is a variable rate based on the lowest of three interest rate options. The weighted average interest rate on the borrowings during 1995 was 7 percent.
   During the next five years no principal payments of long-term debt are required except for $48 million outstanding under the bank credit agreement, which is due May 31, 1997.

OTHER

   The Company follows an entitlements method of accounting for its gas imbalances. The Company's estimated gas imbalance receivables were $12.3 million and $11.7 million at December 31, 1995 and 1994, respectively, and estimated gas imbalance liabilities were $11.4 million and $10.5 million at December 31, 1995 and 1994, respectively. These imbalances are valued at the amount which is expected to be received or paid to settle the imbalances. The settlement of the imbalances can occur either during, or at the end of the life of a well, on a volume basis or by cash settlement. The Company does not expect that a significant portion of the settlements will occur in any one year. Thus, the Company believes the periodic settlement of gas imbalances will have little impact on its liquidity.
   The Company has sold a number of non-strategic oil and gas properties over the past three years, recognizing a gain of $3,620,000, $254,000 and $1,264,000 for 1995, 1994 and 1993, respectively. Total amounts of oil and gas reserves associated with these disposals during the last three years were 828,000 BBLS of oil and 13.9 BCF of gas. The Company believes the disposal of non-strategic properties furthers the goal of concentrating its efforts on its strategic properties.
   The Company has paid quarterly cash dividends of $.04 per share since August 21, 1989, and currently anticipates it will continue to pay quarterly dividends of $.04 per share.
   During 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121). The effect of adopting SFAS No. 121 was to record a $59.5 million pretax write- down of certain long-lived assets. For additional information on SFAS No. 121, see Note 9 to the financial statements.
   In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation." The Company plans to adopt SFAS No. 123 during 1996 by electing to disclose the additional information required in the footnotes to its financial statements as opposed to recognition as compensation expense.

RESULTS OF OPERATIONS

NET INCOME AND REVENUES

   1995 VERSUS 1994. Net income for 1995 was $4.1 million, or $.08 per share, compared with $3.2 million, or $.06 per share in 1994. Without the net effect of the two non-recurring events in 1995, the increase in net income was achieved primarily through record oil and gas production and increased oil prices. Total revenues were $487 million in 1995 and $358.4 million in 1994.
   Oil and gas revenues were $328.1 million in 1995, an increase of $21.9 million or 7 percent, compared with 1994. Average oil price in 1995 was $16.78 per barrel, a 13 percent increase from the 1994 average of $14.90 per barrel. Average gas price declined 13 percent in 1995 to $1.72 per thousand cubic feet
(MCF) from the 1994 average of $1.97 per MCF. Such decline was a reflection of weaker pricing as a result of milder weather and excess gas in storage.
   Gathering, marketing and processing revenues increased 157 percent, or $68.8 million, to $112.7 million in 1995 as compared with 1994 levels. This increase reflects a full year

(This page contained three graphs in the body of the text: Gas Reserves Added for three years; Oil Reserves Added for three years and Net Income for three years.)

of operations for Noble Gas Marketing, Inc. (NGM), a wholly owned subsidiary of the Company, as well as operations for Noble Trading, Inc. (NTI), a wholly owned subsidiary of the Company, which began operations in May 1995. Other income in 1995 was $46.2 million, compared with $8.3 million in 1994. This increase resulted from the settlement of a Columbia Gas Transmission Corporation bankruptcy claim with Samedan Oil Corporation (Samedan), in which $39 million was recorded as other income.
   1994 VERSUS 1993. Net income for 1994 was $3.2 million, or $.06 per share, compared with $12.6 million, or $.26 per share in 1993. Although oil and gas production increased for the year, higher exploration and depreciation, depletion and amortization (DD&A) expenses caused a decrease in 1994 net income. Total revenues were $358.4 million and $286.6 million in 1994 and 1993, respectively.
   Oil and gas revenues were $306.2 million in 1994, an increase of $28.2 million, or 10 percent greater than 1993. The average oil price in 1994 was $14.90 per barrel, a 6 percent decrease from the 1993 average of $15.91 per barrel. The average gas price declined 6 percent in 1994 to $1.97 per MCF from the 1993 average of $2.10 per MCF.
   Gathering, marketing and processing revenues were $43.9 million in 1994. This reflects sales from NGM, which began operations in June 1994. Other income of $8.3 million in 1994 was virtually flat with 1993 levels.

NATURAL GAS INFORMATION

   1995 VERSUS 1994. Gas sales for 1995 decreased 4 percent to $167.4 million from $174.5 million in 1994. Average daily production in 1995 increased 10 percent to 272.2 million cubic feet (MMCF) from 247.6 MMCF in 1994.
   The average gas price in 1995 decreased 13 percent to $1.72 per MCF, from $1.97 per MCF in 1994. In 1995, the Company's average gas prices ranged from a low of $1.50 in February and August, to a high of $2.33 in December.
   1994 VERSUS 1993. Gas sales for 1994 increased 10 percent to $174.5 million from $159.2 million in 1993. Average daily production in 1994 increased 17 percent to 247.6 MMCF from 211.1 MMCF in 1993.
   The average gas price in 1994 decreased 6 percent to $1.97 per MCF, from $2.10 per MCF in 1993. In 1994, the Company's average gas prices ranged from a low of $1.59 per MCF in October to a high of $2.34 per MCF in March.
   A three-year summary of gas related information follows:

                                               1995        1994        1993
---------------------------------------------------------------------------
Proved reserves at year end (MMCF)          850,339     778,950     691,530
Gas revenues (millions)                      $167.4      $174.5      $159.2
Average price per MCF*                       $ 1.72      $ 1.97      $ 2.10
Average daily production (MMCF)               272.2       247.6       211.1
Gas sales as a % of oil and gas sales           52%         59%         59%

*The above amount reflects a reduction of $.004 per MCF in 1995 and $.048 per MCF in 1993 from hedging.

CRUDE OIL INFORMATION

   1995 VERSUS 1994. Oil sales for 1995 increased 25 percent to $153.5 million from $122.9 million in 1994. Average daily production in 1995 increased 13 percent to 25,617 barrels from 22,751 barrels in 1994.
   Average oil price for 1995 was $16.78 a barrel, a 13 percent increase from the 1994 average of $14.90 per barrel. The Company believes prices should improve moderately over time, but when conditions warrant, hedging may be used to minimize exposure to price volatility.
   International sales accounted for 15 percent of 1995 oil sales compared with 16 percent of oil sales in 1994. Average daily oil production from properties outside the United States was 3,777 barrels in 1995 and 3,329 barrels in 1994.
   1994 VERSUS 1993. Oil sales for 1994 increased 10 percent to $122.9 million from $111.3 million in 1993. Average daily production in 1994 increased 17 percent to 22,751 barrels from 19,496 barrels in 1993.
   Average oil price for 1994 was $14.90 a barrel, a 6 percent decrease from the 1993 average of $15.91 per barrel.
   International sales accounted for 16 percent of 1994 oil sales, compared with 19 percent of oil sales in 1993. Average daily oil production from properties outside the United States was 3,329 barrels in 1994 and 3,465 barrels in 1993.
   A three-year summary of oil related information follows:

                                        1995       1994       1993
------------------------------------------------------------------
Proved reserves at year end
(thousands of barrels)
Working interest                      80,910     73,147     70,245
Royalty interest (1)                   3,098      2,380      2,710
------------------------------------------------------------------
  Total                               84,008     75,527     72,955
------------------------------------------------------------------
------------------------------------------------------------------
Oil revenues (millions)               $153.5     $122.9     $111.3
Average price per BBL (2)             $16.78     $14.90     $15.91
Average daily production (BBLS)       25,617     22,751     19,496
Oil sales as a % of
  oil and gas sales                      48%        41%        41%

(1) Includes royalty oil, condensate and gas reserves stated in BOE's.
(2) Includes $.16 per barrel in 1995 and $.02 per barrel in 1993 from hedging income.

(This page contain two graphs in the body of the text: Gas Revenues for three years and Oil Revenues for three years.)

HEDGING ACTIVITY

   1995 VERSUS 1994. The Company, through its two subsidiaries, NGM and Samedan, uses hedging arrangements in connection with the sale of oil and gas in order to obtain a fixed margin and/or minimize product price risk.
   Most of the gas purchased by NGM, which includes substantially all of Samedan's gas as well as certain other third party gas, is purchased on an index basis; however, purchasers in the markets in which NGM sells may often require fixed or NYMEX related pricing. NGM can use a hedge to convert the fixed or NYMEX sale to an index basis thereby determining the margin and minimizing the risk of price volatility. During 1995, NGM had hedging transactions with large financial institutions that averaged approximately 126,000 MMBTU's of gas per day at prices linked to certain indices. Hedges for January through December 1996, which range from 10,000 to approximately 222,000 MMBTU's of gas per day at prices ranging from $.75 per MMBTU above index to $1.10 per MMBTU below index, were not closed at December 31, 1995. These hedges are in place to secure margins on future physical transactions. NGM records hedging gains or losses relating to fixed term sales as gathering, marketing and processing revenues in the periods in which the related contract is completed.
   Samedan, from time to time, may enter into hedging arrangements to protect against oil and gas price volatility, and records hedging gains and losses relating to its own oil and gas production in oil and gas sales and royalties. Samedan had fixed price hedges for 30,000 MMBTU's of gas per day for November and 100,000 MMBTU's of gas per day for December 1995 at prices ranging from $1.82 to $1.95 per MMBTU. Samedan also had various collar transactions for November and December 1995 for 25,000 MMBTU's of gas per day which had a floor price of $1.60 and a ceiling price of $1.96 per MMBTU. Gas revenues for 1995 reflect reduced value of $435,000 relating to hedging production at prices below the ultimate spot price for gas. This lowered the average gas price received by $.004 per MCF. Hedges for January through December 1996, which range from 205,000 to 230,000 MMBTU's of gas per day at prices ranging from $1.60 to $2.03 per MMBTU, were not closed at December 31, 1995.
   Samedan had oil hedges of 5,000 barrels per day for May through December 1995. These hedges ranged in price from $18.56 to $20.27 per barrel. Various collar transactions for January through December 1996 of 15,000 barrels per day, which have a floor price of $16.50 per barrel and ceiling prices ranging from $18.00 to $18.60 per barrel, were not closed at December 31, 1995. The Company's oil revenue in 1995 includes approximately $1.4 million of hedging income, which increased the average oil price by $.16 per barrel. For additional hedging disclosures, see Notes 1, 2 and 8 to the financial statements.
   1994 VERSUS 1993. During 1994, all gas hedging activity related to NGM sales, which hedged an average of approximately 32,000 MMBTU's of gas per day at prices ranging from $.01 per MMBTU above index to $.58 per MMBTU above index. Hedging gains and losses for 1994 are included in gathering, marketing and processing revenues. The average gas price in 1993 reflected $3.7 million of reduced value relating to hedging, which lowered the average gas price by $.048 per MCF.
   The Company did not hedge any of its oil production during 1994. Oil revenues for 1993 include approximately $100,000 of hedging income, which increased average oil price by $.02 per barrel.

COSTS AND EXPENSES

   1995 VERSUS 1994. Oil and gas exploration expense in 1995 decreased $21.1 million from 1994 to $33.2 million. The decrease resulted from a $17.7 million decrease in dry hole expense in 1995, a $2.5 million decrease in abandoned assets, and a $1.3 million decrease in undeveloped lease amortization.
   Oil and gas operations expense in 1995 increased $7 million over 1994 to $81.7 million. Lease operating expense increased $9.3 million in 1995 primarily due to higher oil and gas production from a greater number of properties. This increase was partially offset by a $2.5 million decrease in production taxes paid, resulting from a contractual tax reimbursement from a purchaser.
   In 1995, DD&A expense increased $73.4 million over 1994 to $200.9 million. This increase resulted principally as a result of adoption of SFAS No. 121 in the fourth quarter of 1995, in which a pretax charge of $59.5 million was recorded to DD&A expense. The charge reduced 1995 net income by $38.7 million, or $.77 per share. The pretax charge includes $4.1 million and $3.2 million related to Samedan Oil of Canada, Inc. and Samedan of Tunisia, Inc., respectively, both wholly owned subsidiaries of the Company. The unit rate of DD&A expense per BOE, converting gas to oil on a 6:1 basis, was $7.75 for 1995, compared to $5.46 for 1994. The DD&A unit rate without the effect of SFAS No. 121 would have also been $5.46 in 1995. Higher oil and gas volumes also contributed to the higher DD&A expense in 1995.

(This page contained one graph in the body of the text: DD&A Expense Per BOE of Production for three years.)

   The Company provides for the cost of future liabilities related to restoration and dismantlement costs for offshore facilities. This provision is based on the Company's best estimate of such costs to be incurred in future years based on information from the Company's engineers. These estimated costs are provided through charging DD&A expense using a ratio of production divided by reserves multiplied by the estimated costs to dismantle and restore. The Company has provided $40.6 million for such future costs which are classified in accumulated DD&A on the balance sheet. Total estimated future dismantlement and restoration costs of $84.3 million are included in future production and development costs for purposes of estimating the future net revenues relating to the Company's proved reserves.
   1994 VERSUS 1993. Oil and gas exploration expense in 1994 increased $17.8 million over 1993 to $54.3 million. The increase resulted from a $21.3 million increase in dry hole expense, which was partially offset by a $4.3 million decrease in undeveloped lease amortization. Dry hole expense increased as a result of higher exploration activity during 1994.
   In 1994, oil and gas operations expense decreased $449,000 from 1993 to $74.7 million. This decrease occurred in spite of increased oil and gas production and can be explained by several factors. First, international operations expense in 1994 decreased approximately $3 million due to the sale of the Company's Camar prospect in Indonesia, as well as lower operating costs incurred in the Company's remaining international operations. Second, in the fourth quarter of 1993, operations expense reflected expenses being charged to the Company on acquired properties. In 1994, the Company absorbed the operations for these acquired properties with little incremental costs, resulting in limited increases in operations expense notwithstanding increased production. Third, in 1994, the Company incurred fewer workover expenses, thereby reducing operations expense from 1993 levels.
   DD&A expense in 1994 increased $20.3 million over 1993 to $127.5 million. This increase resulted primarily from higher oil and gas production volumes from properties acquired in late 1993, along with increases due to reserve writedowns of $6.8 million on three offshore Louisiana blocks and approximately $3 million on other properties. Total estimated future dismantlement and restoration costs of $75.6 million are included in future production and development costs for purposes of estimating the future net revenues relating to the Company's proved reserves.
   In 1994, selling, general and administrative (SG&A) expense increased $4.6 million over 1993 to $36.4 million. This increase was due, in part, to the start-up operations of NGM, which sustained $1.2 million in SG&A expense, along with an additional $2.2 million incurred by the Company's various divisions which hired additional personnel to oversee increased operations.

INTEREST EXPENSE

   1995 VERSUS 1994. In 1995, interest expense decreased $2.8 million from 1994 to $21.9 million. This decrease was due primarily to the redemption in June 1994 of the Company's $125,000,000 10 1/8% Notes Due June 1, 1997.
   Capitalized interest in 1995 decreased $4.1 million from 1994 to $3.1 million. This decrease is primarily from a $4.9 million decrease in interest capitalized on East Cameron blocks 320, 331 and 332.
   1994 VERSUS 1993. In 1994, interest expense increased $4.3 million over 1993 to $24.7 million. This increase was due, in part, to recognizing a full year's interest on the Company's $330 million of notes issued in late 1993, which caused an increase of $13.7 million. Offsetting the increase was a decrease of $7.4 million attributable to redemption in June 1994 of the Company's $125,000,000 10 1/8% Notes Due June 1, 1997 and an additional decrease of $2.5 million resulting from redemption in May 1993 of the Company's $100,000,000 7 1/4% Convertible Debentures Due 2012.
   Capitalized interest in 1994 increased $2.1 million over 1993 to $7.2 million. This increase is primarily due to a $1.4 million increase in capitalized interest on East Cameron blocks 320, 331 and 332.

MARKETING SUBSIDIARIES

   In June 1994, NGM began marketing the Company's natural gas as well as certain other third-party gas. NGM sells gas directly to end-users, gas marketers, industrial users, interstate and intrastate pipelines, and local distribution companies. The Company records all of NGM's sales as gathering, marketing and processing revenues. All intercompany sales and expenses have been eliminated.
   During 1995, NGM recorded $104.6 million in gathering, marketing and processing revenues and $100.6 million in gathering, marketing and processing expenses, generating a gross margin of $4 million for the year. The gross margin was offset by administrative expenses of $1.6 million, resulting in pretax income of $2.4 million for its second year of operation.

(This page contained one graph in the body of the text: SG&A Expense Per BOE of Production for three years.)

   In 1994, NGM recorded $43.9 million in gathering, marketing and processing revenues and $42.8 million in gathering, marketing and processing expenses, generating a gross margin of $1.1 million for the year. The gross margin was offset by administrative expenses of $1.2 million, resulting in a slight loss for NGM's initial year of operation.
   In May 1995, NTI began marketing a portion of the Company's oil as well as certain third-party oil. The Company records all of NTI's sales as gathering, marketing and processing revenues. All intercompany sales and expenses have been eliminated.
   During 1995, NTI recorded $8.1 million in gathering, marketing and processing revenues and $7.3 million in gathering, marketing and processing expenses, generating a gross margin of $791,000 for the year. The gross margin was offset by administrative expenses of $52,000, resulting in pretax income of $739,000 for NTI's initial year of operation.

FUTURE TRENDS

   The Company expects higher revenues in 1996 compared with 1995 levels. The increases in revenues are expected primarily due to projected higher production levels and slightly higher average prices.
   The Company's average production and lifting cost per BOE and SG&A expense per BOE of production have decreased each year for the past three years.
   Lower DD&A unit rates are expected in 1996, in part due to the lower cost basis of certain oil and gas assets as a result of the SFAS No. 121 impairment of $59.5 million of long-lived assets during 1995.
   The projected increases in revenues should have a positive affect on net income and cash flows in 1996 compared to 1995.
   The Company recently set its 1996 capital budget at $240 million. Such capital budget, as well as exploration expenditures, are planned to be funded through internally generated cash flows. The Company plans an active exploration and development program in its domestic onshore and offshore divisions along with its Canadian and Equatorial Guinea operations.
   Over the past several years, Samedan has settled various claims which it had against parties who had contracted to purchase gas at fixed prices which were greater than market, or who had take-or-pay contracts with Samedan in which such obligations to take-or-pay for quantities of gas were not fulfilled. It is the Company's policy, which is consistent with general industry practice, that such payments do not represent payment for gas produced and therefore, are not subject to royalty payments. The federal government, with respect to leases on both onshore and offshore federal lands, certain other governmental bodies, and some private landowners have begun to assert claims in recent years against oil and gas companies for royalties on some or all of such settlement amounts.
   The Company recently participated in a joint effort with the Independent Petroleum Association of America wherein Samedan was a party to a test case involving such a claim made with respect to a lease on Indian lands. In the U.S. District Court for the District of Columbia, Samedan and other plaintiffs challenged the determination by the U.S. Minerals Management Service (MMS) that royalties were payable to the government on certain proceeds received by Samedan (and the other plaintiffs) with respect to a contract settlement. The district court recently ruled in favor of the MMS, and a judgment in the amount of $20,000 was awarded against Samedan. Samedan has appealed this judgment and intends to vigorously pursue its appeal. The Company intends to continue to follow its current policies in regard to these matters unless and until the issues have been settled by controlling precedent.
   Although the amount in controversy applicable to Samedan in the above described lawsuit is not material, the decision in such case, if not reversed or otherwise limited on appeal, could have a negative impact with respect to other take-or-pay or contract settlements entered into by Samedan. There can be no assurance that Samedan will prevail on appeal in the above described lawsuit or that Samedan will prevail in the future on any similar claims asserted against it based on other take-or-pay or contract settlements. The Company is unable at this time to estimate the possible amount of the loss, if any, associated with this contingency.
   Management believes that the Company is well positioned with its balanced reserves of oil and gas to take advantage of future price increases that may occur. However, the uncertainty of oil and gas prices continues to affect the domestic oil and gas industry. Due to the volatility of oil and gas prices, the Company, from time to time, has used hedging and plans to do so in the future as a means of controlling its exposure to price changes. The Company cannot predict the extent to which its revenues will be affected by inflation, government regulation or changing prices.

(This page contained one graph in the body of the text: Average Production and Lifting Cost Per BOE for three years.)

SELECTED FINANCIAL DATA                  NOBLE AFFILIATES, INC. AND SUBSIDIARIES


                                                                          YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)        1995         1994          1993         1992         1991
--------------------------------------------------------------------------------------------------------------------
REVENUES AND INCOME
  Revenues . . . . . . . . . . . . . . . . . . . .     $487,018     $358,389     $ 286,583     $303,782     $250,417
  Net cash provided by operating activities. . . .      238,920      188,621       139,381      125,107       89,179
  Net income . . . . . . . . . . . . . . . . . . .        4,086        3,166        12,625       41,240       19,308
PER SHARE DATA
  Net income . . . . . . . . . . . . . . . . . . .     $    .08     $    .06     $     .26     $    .93     $    .44
  Cash dividends . . . . . . . . . . . . . . . . .          .16          .16           .16          .16          .16
  Year end stock prices. . . . . . . . . . . . . .        29.88        24.75         26.50        17.63        13.63
  Average shares outstanding . . . . . . . . . . .       50,046       49,970        48,098       44,341       44,135
FINANCIAL POSITION
  Property, pland and equipment, net:
    Oil and gas mineral interests,
      equipment and facilities . . . . . . . . . .     $831,827     $804,009     $ 784,235     $409,740     $458,892
  Total assets . . . . . . . . . . . . . . . . . .      989,176      933,516     1,067,996      625,621      589,642
  Long-term obligations:
    Long-term debt . . . . . . . . . . . . . . . .      376,992      376,956       453,760      224,793      224,746
    Deferred income taxes. . . . . . . . . . . . .       69,445       61,802        45,108       33,378       35,227
    Other. . . . . . . . . . . . . . . . . . . . .       33,650       19,455         7,158        7,010        8,488
  Shareholders' equity . . . . . . . . . . . . . .      411,911      412,066       415,432      304,779      264,509
  Ratio of long-term debt to
    book capital . . . . . . . . . . . . . . . . .          .48          .48           .52          .42          .46
CAPITAL EXPENDITURES
  Oil and gas mineral interests,
    equipment and facilities . . . . . . . . . . .     $252,977     $158,973     $ 508,506     $ 64,066     $121,378
  Other. . . . . . . . . . . . . . . . . . . . . .        6,265        2,371         1,607        1,744        3,970
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
  Total capital expenditures                           $259,242     $161,344     $ 510,113     $ 65,810     $125,348
--------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

OPERATING STATISTICS

                                                                          YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------
                                                           1995         1994          1993         1992         1991
--------------------------------------------------------------------------------------------------------------------
GAS
Sales (in millions). . . . . . . . . . . . . . . .      $ 167.4      $ 174.5       $ 159.2      $ 134.2      $ 111.1
Production (MMCF per day). . . . . . . . . . . . .        272.2        247.6         211.1        204.6        178.4
Average price (per MCF). . . . . . . . . . . . . .      $  1.72      $  1.97       $  2.10      $  1.81      $  1.74

OIL
Sales (in millions). . . . . . . . . . . . . . . .      $ 153.5      $ 122.9       $ 111.3      $ 120.2      $ 109.2
Production (BBLS per day). . . . . . . . . . . . .       25,617       22,751        19,496       17,826       15,001
Average price (per BBL). . . . . . . . . . . . . .      $ 16.78      $ 14.90       $ 15.91      $ 18.68      $ 20.39

Royalty sales (in millions). . . . . . . . . . . .      $   7.2      $   8.8       $   7.5      $   5.4      $   6.2

CONSOLIDATED BALANCE SHEET               NOBLE AFFILIATES, INC. AND SUBSIDIARIES

                                                                                       DECEMBER 31,
-------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                                           1995           1994
-------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and short-term cash investments                                         $  12,429     $   22,192
  Accounts receivable - trade                                                     79,478         49,692
  Materials and supplies inventories                                               2,855          3,591
  Other current assets                                                            22,750         28,412
-------------------------------------------------------------------------------------------------------
    Total current assets                                                         117,512        103,887
-------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST:
  Oil and gas mineral interests, equipment and facilities
    (successful efforts method of accounting)                                  1,658,157      1,560,392
  Other                                                                           33,328         28,067
-------------------------------------------------------------------------------------------------------
                                                                               1,691,485      1,588,459
  Accumulated depreciation, depletion and amortization                          (847,540)      (775,079)
-------------------------------------------------------------------------------------------------------
    Total property, plant and equipment, net                                     843,945        813,380
-------------------------------------------------------------------------------------------------------
OTHER ASSETS                                                                      27,719         16,249
-------------------------------------------------------------------------------------------------------
                                                                               $ 989,176     $  933,516
-------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable - trade                                                     $  73,536     $   46,473
  Other current liabilities                                                       20,206         12,996
  Income taxes - current                                                           3,436          3,768
-------------------------------------------------------------------------------------------------------
    Total current liabilities                                                     97,178         63,237
-------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                             69,445         61,802
-------------------------------------------------------------------------------------------------------
OTHER DEFERRED CREDITS AND NONCURRENT LIABILITIES                                 33,650         19,455
-------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                   376,992        376,956
-------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
  Preferred stock - par value $1;  4,000,000 shares authorized, none issued
  Common stock - par value $3.33 1/3; 100,000,000 shares authorized;
    51,722,647 and 51,537,455 shares issued in 1995 and 1994, respectively       172,407        171,790
  Capital in excess of par value                                                 145,059        141,911
  Retained earnings                                                              109,863        113,783
-------------------------------------------------------------------------------------------------------
                                                                                 427,329        427,484
  Less common stock in treasury, at cost (1995 and 1994, 1,524,900 shares)       (15,418)       (15,418)
-------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                   411,911        412,066
-------------------------------------------------------------------------------------------------------
                                                                               $ 989,176     $  933,516
-------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENT OF OPERATIONS     NOBLE AFFILIATES, INC. AND SUBSIDIARIES

                                                      YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)           1995         1994         1993
---------------------------------------------------------------------------------
REVENUES:
  Oil and gas sales and royalties              $328,134     $306,169     $278,004
  Gathering, marketing and processing           112,702       43,921
  Other income                                   46,182        8,299        8,579
---------------------------------------------------------------------------------
                                                487,018      358,389      286,583
---------------------------------------------------------------------------------
COSTS AND EXPENSES:
  Oil and gas exploration                        33,246       54,321       36,473
  Oil and gas operations                         81,735       74,661       75,110
  Gathering, marketing and processing           107,867       42,758
  Depreciation, depletion and amortization      200,914      127,470      107,215
  Selling, general and administrative            36,514       36,408       31,784
  Interest                                       21,871       24,729       20,402
  Interest capitalized                           (3,127)      (7,183)      (5,060)
---------------------------------------------------------------------------------
                                                479,020      353,164      265,924
---------------------------------------------------------------------------------
INCOME BEFORE TAXES                               7,998        5,225       20,659
---------------------------------------------------------------------------------
INCOME TAX PROVISIONS:
  Current                                        (9,123)     (10,462)         558
  Deferred                                       13,035       12,521        7,476
---------------------------------------------------------------------------------
                                                  3,912        2,059        8,034
---------------------------------------------------------------------------------
NET INCOME                                     $  4,086     $  3,166     $ 12,625
---------------------------------------------------------------------------------

NET INCOME PER SHARE                           $    .08     $    .06     $    .26
---------------------------------------------------------------------------------

AVERAGE NUMBER SHARES OUTSTANDING                50,046       49,970       48,098
---------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENT OF CASH FLOWS     NOBLE AFFILIATES, INC. AND SUBSIDIARIES

                                                                                     YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                                         1995          1994          1993
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                 $   4,086     $   3,166     $  12,625
  Adjustments to reconcile net income to net cash
      provided by operating activities:
    Depreciation, depletion and amortization                                   200,914       127,470       107,215
    Amortization of undeveloped lease costs, net                                 6,465         7,813        12,063
    (Gain) loss on disposal of assets                                           (3,289)        2,213         4,821
    Noncurrent deferred income taxes                                             7,642        16,694        11,730
    Increase in other deferred credits                                          14,194        12,297           148
    (Increase) decrease in other                                                  (399)        8,232         3,744
  Changes in working capital, not including cash:
    (Increase) decrease in accounts receivable                                 (29,786)       16,622        (4,445)
    (Increase) decrease in other current assets                                  5,151       (18,185)       (5,789)
    Increase (decrease) in accounts payable                                     27,063        17,119          (194)
    Increase (decrease) in other current liabilities                             6,879        (4,820)       (2,537)
------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                      238,920       188,621       139,381
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                        (255,188)     (166,121)     (508,506)
  Proceeds from sale of property, plant and equipment                           10,745         2,392        10,606
------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                         (244,443)     (163,729)     (497,900)
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Exercise of stock options                                                      3,766         1,463         5,647
  Cash dividends paid                                                           (8,006)       (7,995)       (7,766)
  Proceeds from bank borrowings                                                 30,000        48,000
  Repayment of bank debt                                                       (30,000)
  (Retirement of) proceeds from issuance of long-term debt                                  (125,000)      324,589
  (Retirement of) proceeds from short-term debt for property acquisition                     (95,600)       95,600
  Cash redemption of convertible debt                                                                       (1,845)
------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                             (4,240)     (179,132)      416,225
------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND SHORT-TERM CASH INVESTMENTS                     (9,763)     (154,240)       57,706
CASH AND SHORT-TERM CASH INVESTMENTS AT BEGINNING OF YEAR                       22,192       176,432       118,726
------------------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM CASH INVESTMENTS AT END OF YEAR                          $  12,429     $  22,192     $ 176,432
------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
  Interest (net of amount capitalized)                                       $  17,659     $  18,603     $  13,335
  Income taxes                                                                             $     660     $   5,300

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY    NOBLE AFFILIATES, INC. AND
                                                  SUBSIDIARIES

                                             COMMON STOCK          CAPITAL IN     TREASURY
                                      --------------------------    EXCESS OF     STOCK AT     RETAINED
(IN THOUSANDS OF DOLLARS)             SHARES ISSUED       AMOUNT    PAR VALUE         COST     EARNINGS
-------------------------------------------------------------------------------------------------------
JANUARY 1, 1993                          46,132,342     $153,772     $ 52,672     $(15,418)    $113,753
-------------------------------------------------------------------------------------------------------
Net Income                                                                                       12,625
Exercise of stock options                   327,407        1,092        4,555
Redemption of convertible debentures      5,001,373       16,671       83,476
Cash dividends ($ .16 per share)                                                                 (7,766)
-------------------------------------------------------------------------------------------------------
DECEMBER 31, 1993                        51,461,122     $171,535     $140,703     $(15,418)    $118,612
-------------------------------------------------------------------------------------------------------
Net Income                                                                                        3,166
Exercise of stock options                    76,333          255        1,208
Cash dividends ($ .16 per share)                                                                 (7,995)
-------------------------------------------------------------------------------------------------------
DECEMBER 31, 1994                        51,537,455     $171,790     $141,911     $(15,418)    $113,783
-------------------------------------------------------------------------------------------------------
Net Income                                                                                        4,086
Exercise of stock options                   185,192          617        3,148
Cash dividends ($ .16 per share)                                                                 (8,006)
-------------------------------------------------------------------------------------------------------
DECEMBER 31, 1995                        51,722,647     $172,407     $145,059     $(15,418)    $109,863
-------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN TABLES, UNLESS OTHERWISE INDICATED, ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

   The consolidated accounts include Noble Affiliates, Inc. (the Company) and the consolidated accounts of its wholly owned subsidiaries: Noble Gas Marketing, Inc. (NGM); Noble Trading, Inc. (NTI); NPM, Inc.; and Samedan Oil Corporation (Samedan). Listed below are consolidated entities at December 31, 1995.

   NOBLE AFFILIATES, INC.
     Noble Gas Marketing, Inc.
          Noble Gas Pipeline, Inc.
     Noble Trading, Inc.
     NPM, Inc.
     Samedan Oil Corporation
          Samedan Oil of Canada, Inc.
          Samedan Oil of Indonesia, Inc.
          Samedan of North Africa, Inc.
               Samedan LPG
          Samedan Pipe Line Corporation
          Samedan Royalty Corporation
          Samedan of Tunisia, Inc.


NATURE OF OPERATIONS

   The Company is principally engaged, through its subsidiaries, in the exploration, development, production and marketing of oil and gas. Samedan operates throughout the major basins in the United States, including the Gulf of Mexico, as well as Canada, Tunisia and Equatorial Guinea. The Company markets its oil and gas production through NGM, NTI and Samedan.

USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Such estimates and assumptions also affect the disclosure of contingent assets and liabilities at the date of the financial statements as well as amounts of revenues and expenses recognized during the reporting period. Of the estimates and assumptions that affect reported results, the estimate of the Company's oil and gas reserves is the most significant.

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

PROPERTY, PLANT AND EQUIPMENT

   The Company accounts for its oil and gas properties under the successful efforts method of accounting. Under this method, costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves and to drill and equip development wells are capitalized. Capitalized costs of producing oil and gas properties are amortized to operations by the unit-of-production method based on proved developed oil and gas reserves on a property by property basis as estimated by Company engineers. Estimated future restoration and abandonment costs are recorded by charges to depreciation, depletion and amortization expense over the productive lives of the related properties. The Company has provided $40.6 million for such future costs classified with accumulated DD&A in the balance sheet. The total estimated future dismantlement and restoration costs of $84.3 million are included in future production and development costs for purposes of estimating the future net revenues relating to the Company's proved reserves. Upon sale or retirement of depreciable or depletable property, the cost and related accumulated DD&A are eliminated from the accounts and the resulting gain or loss is recognized.
   Undeveloped oil and gas properties, which are individually significant, are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Other undeveloped properties are amortized on a composite method based on the Company's experience of successful drilling and average holding period. Geological and geophysical costs, delay rentals and costs to drill exploratory wells which do not find proved reserves are expensed.
   Developed oil and gas properties and other long-lived assets are periodically assessed to determine if circumstances indicate that the carrying amount of an asset may not be recoverable. The Company performs this review of recoverability by estimating future cash flows. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment is recognized based on the discounted amount of such cash flows.
   Repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized.

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

REVENUE RECOGNITION AND GAS IMBALANCES

   Samedan has a gas sales contract with NGM, whereby Samedan is paid an index price for all gas sold to NGM. NGM records sales, including hedging transactions, as gathering, marketing and processing revenues. NGM records as cost of sales in gathering, marketing and processing costs, the amount paid to Samedan and third parties. All intercompany sales and costs have been eliminated.
   The Company follows an entitlements method of accounting for its gas imbalances. Gas imbalances occur when the Company sells more or less gas than its entitled ownership percentage of total gas production. Any excess amount received above the Company's share is treated as a liability. If less than the Company's entitlement is received, the underproduction is recorded as a receivable. The Company records the noncurrent liability in Other Deferred Credits and Noncurrent Liabilities, and the current liability in Other Current Liabilities. The Company's gas imbalance liabilities were $11.4 million and $10.5 million for 1995 and 1994, respectively. The Company records the noncurrent receivable in Other Assets, and the current receivable in Other Current Assets. The Company's gas imbalance receivables were $12.3 million and $11.7 million for 1995 and 1994, respectively, and are valued at the amount which is expected to be received.

TAKE-OR-PAY SETTLEMENTS

   The Company records gas contract settlements which are not subject to recoupment in Other Income when the settlement is received.

TRADING AND HEDGING ACTIVITIES

   The Company through its two subsidiaries, NGM and Samedan, uses hedging arrangements in connection with the sale of oil and gas in order to obtain a fixed margin and/or minimize product price risk. NGM markets substantially all the natural gas produced by Samedan as well as certain gas produced by third parties.

   Most of the gas purchased by NGM is on an index basis; however, purchasers in the markets in which NGM sells may require fixed or NYMEX related pricing. NGM can use a hedge to convert the fixed or NYMEX sale to an index basis thereby determining the margin and minimizing the risk of price volatility. During 1995, NGM had hedging transactions with large financial institutions that averaged approximately 126,000 MMBTU's of gas per day at prices linked to certain indices. These hedges were in place to secure margins on future physical transactions. NGM records hedging gains or losses relating to fixed term sales as gathering, marketing and processing revenues in the periods in which the related contract is completed. Hedges for January through December 1996, which range from 10,000 to approximately 222,000 MMBTU's of gas per day at prices ranging from $.75 per MMBTU above index to $1.10 per MMBTU below index, were not closed at December 31, 1995.
   Samedan, from time to time, enters into hedging arrangements primarily to protect against oil and gas price volatility and records hedging gains and losses relating to its own oil and gas production in oil and gas sales and royalties. Samedan had hedges of 5,000 barrels of oil per day for May through December 1995. The hedged prices for this time period ranged from $18.56 per barrel to $20.27 per barrel. Samedan also had in place, as of December 31, 1995, various collar transactions which have a floor price of $16.50 per barrel and ceiling prices ranging from $18.00 to $18.60 for volumes of 15,000 barrels per day for January through December 1996.
   Samedan had fixed price hedges for 30,000 MMBTU's of gas per day for November and 100,000 MMBTU's of gas per day for December 1995 at prices ranging from $1.82 to $1.95 per MMBTU. Samedan also had various collar transactions for November and December 1995 for 25,000 MMBTU's of gas per day which had a floor price of $1.60 and a ceiling price of $1.96 per MMBTU. Samedan has entered into fixed price and collar hedges for gas as follows during 1996:

                                  VOLUMES          FIXED
        PERIODS               MMBTU'S PER DAY   PRICE RANGE
-------------------------------------------------------------
January - December 1996           100,000       $1.78 - $1.80

                                                COLLAR RANGES
                                                -------------
January - October 1996            130,000       $1.60 - $2.03
November - December 1996          105,000       $1.60 - $2.03

SELF-INSURANCE

   The Company self-insures the medical and dental coverage provided to certain of its employees, certain workers compensation and the first $250,000 of its general liability coverage.
   A provision for self-insured claims is recorded when sufficient information is available to reasonably estimate the amount of the loss.

RECLASSIFICATION

   Certain reclassifications have been made to the 1994 Consolidated Financial Statements to conform to the 1995 presentation.

NOTE 2 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments pursuant to the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments."

CASH AND SHORT-TERM CASH INVESTMENTS
   The carrying amount approximates fair value due to the short maturity of the instruments.

OIL AND GAS PRICE HEDGE AGREEMENTS
   The fair value of oil and gas price hedges is the estimated amount the Company would receive or pay to terminate the hedge agreements at the reporting date taking into account the creditworthiness of the hedging parties.

LONG-TERM DEBT
   The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

   The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                 1995                      1994
                        ---------------------     ---------------------
                        CARRYING         FAIR     CARRYING         FAIR
                          AMOUNT        VALUE       AMOUNT        VALUE
-----------------------------------------------------------------------
Cash and short-term
  cash investments      $ 12,429     $ 12,429     $ 22,192     $ 22,192
Oil and gas hedge
  agreements                         $ (7,867)                 $     56
Long-term debt          $376,992     $379,812     $376,956     $321,325

NOTE 3 - DEBT

   A summary of debt at December 31 follows:

                                          1995         1994
-----------------------------------------------------------
4 1/4% Convertible Subordinated
  Notes Due 2003                      $230,000     $230,000
7 1/4% Notes Due 2023                  100,000      100,000
Bank Credit Agreement                   48,000       48,000
-----------------------------------------------------------
                                       378,000      378,000
Less: unamortized discount               1,008        1,044
-----------------------------------------------------------
Total long-term debt                  $376,992     $376,956
-----------------------------------------------------------

   The Company has outstanding $230,000,000 4 1/4% Convertible Subordinated Notes Due 2003 which are convertible into common stock of the Company, at any time prior to maturity, at $36.65 per share. The securities are subordinated to all present and future senior indebtedness. The Company, at its election on or after November 1, 1996, amy redeem these Notes in whole or in part at 102.975 percent of the principal amount. The call premium percentage decreases, beginning November 1, 1997, and each year thereafter until 2003 when these Notes are redeemable at par value plus accrued interest.
   The Company also has outstanding $100,000,000 7 1/4% Notes Due 2023. The Company may not redeem any portion of these Notes prior to maturity. The indenture governing these Notes contains certain restrictions as to the sale of assets and incurrence of additional debt.
   The Company has a credit agreement with certain banks which provides for maximum unsecured borrowings of $100 million at variable rates. At December 31, 1994, the Company had outstanding $48 million against its line of credit. On September 29, 1995, the Company borrowed $25 million under its credit agreement and used the proceeds to acquire three Gulf of Mexico properties. On October 17, 1995 an additional $5 million was borrowed under the credit agreement and the proceeds used to fund operations. Both the $25 million and $5 million loans were repaid on December 1, 1995. The interest rate is a variable rate based on the lowest of three interest rate options. The weighted average interest rate on the borrowings during 1995 was 7 percent. There is a facility fee of $187,500 per year. The agreement contains covenants including maintenance of certain financial ratios, net worth requirements and restrictions of additional borrowings. The credit agreement terminates on May 31, 1997.
   During the next five years, no principal payments on long-term debt are required except for the $48 million outstanding against the bank debt, which is due May 31, 1997.

   NOTE 4 - INCOME TAXES

   The components of income from operations before income taxes for each year are as follows:

                                  1995        1994         1993
---------------------------------------------------------------
Domestic                      $ 18,368     $12,148     $ 39,564
Foreign                        (10,370)     (6,923)     (18,905)
---------------------------------------------------------------
                              $  7,998     $ 5,225     $ 20,659
---------------------------------------------------------------

   The income tax provisions relating to operations for each year consist of the following:

                                      1995         1994       1993
------------------------------------------------------------------
U.S. current                       $(9,309)    $(10,462)    $  327
U.S. deferred                       11,327       13,140      7,701
State current                           65                     231
State deferred                         258          (31)        85
Foreign current                        121
Foreign deferred                     1,450         (588)      (310)
------------------------------------------------------------------
                                   $ 3,912     $  2,059     $8,034
------------------------------------------------------------------

   The net current deferred tax asset in the following table is classified as Other Current Assets (Liability) in the Consolidated Balance Sheet at December 31, 1995 and 1994. The tax effects of temporary differences which gave rise to deferred tax assets and liabilities as of December 31 were:


                                                            1995         1994
-----------------------------------------------------------------------------
U.S. and State Current Deferred Tax Assets:
  Accrued expenses                                      $   (513)    $    743
  Deferred income                                            525          (49)
  Deferred hedge                                          (2,281)
  Minimum tax                                              1,460        3,655
  Other                                                      516          751
-----------------------------------------------------------------------------
  Net current deferred tax asset (liability)                (293)       5,100
-----------------------------------------------------------------------------
U.S. and State Non-current Deferred Tax Liabilities:
  Property, plant and equipment, principally due to
   differences in depreciation, amortization, lease
   impairment and abandonments                           (71,789)     (62,050)
  Accrued expenses                                         2,824
  Income tax accruals                                      1,287          690
  Other                                                     (317)        (442)
-----------------------------------------------------------------------------
  Net non-current deferred liability                     (67,995)     (61,802)
-----------------------------------------------------------------------------
  U.S. and state net deferred tax liability              (68,288)     (56,702)
-----------------------------------------------------------------------------
Foreign Deferred Tax Liabilities:
  Property, plant and equipment of
  foreign operations                                      12,836        7,532
  Valuation allowance                                    (14,286)      (7,532)
-----------------------------------------------------------------------------
  Deferred tax liability                                  (1,450)
-----------------------------------------------------------------------------
Total deferred taxes                                    $(69,738)    $(56,702)
-----------------------------------------------------------------------------

   A valuation allowance of $14.3 million and $7.5 million for 1995 and 1994, respectively, related to the Company's foreign operations, was established for the portion of the deferred tax assets which management believes is unlikely to have a tax benefit realized.

   The following table details the difference between the federal statutory tax rate and the effective tax rate for the years ended December 31:


(AMOUNTS EXPRESSED IN PERCENTAGES)                   1995       1994       1993
--------------------------------------------------------------------------------
Statutory rate                                       35.0       35.0       35.0
Effect of:
  One percent rate increase on prior
    year temporary differences                                              5.0
  Percentage depletion                               (1.4)      (2.2)        .6
  State taxes                                         2.6         .1        1.1
  Foreign taxes                                      12.8
  Net operating loss carryback                                   7.9
  Other, net                                          (.1)      (1.4)      (2.8)
--------------------------------------------------------------------------------
Effective rate                                       48.9       39.4       38.9
--------------------------------------------------------------------------------

NOTE 5 - COMMON STOCK AND STOCK OPTIONS

   At December 31, 1995, there were 871,189 shares available for grant under the Company's 1992 Stock Option and Restricted Stock Plan and its 1988 Non-Employee Director Stock Option Plan.
   Under the Company's 1992 Stock Option and Restricted Stock Plan, adopted in January 1992, the Board of Directors may grant stock options and award restricted stock. The Plan allows stock options to be issued at the market price on the date of grant. The earliest the options may be exercised is over a three year period at the rate of 33 1/3% each year commencing on the first anniversary of the grant date. The options expire ten years from the grant date. The plan covers a maximum of 2,000,000 shares of the Company's authorized but unissued common stock. At December 31, 1995, the Company had reserved 1,887,174 shares of its common stock for issuance under its 1992 stock option plan.
   The Company's 1988 Non-Employee Director Stock Option Plan, adopted in July 1988, allows stock options to be issued at the market price on the date of grant. The options may be exercised one year after issue and expire ten years from the grant date. The Plan provides for the grant of options to purchase a maximum of 250,000 shares of the Company's authorized but unissued common stock. At December 31, 1995, the Company had reserved 151,500 shares of its common stock for issuance under its 1988 stock option plan.
   Stock options outstanding under the Plans mentioned above and two previously terminated plans are presented for the periods indicated.


                                           NUMBER                     OPTION
                                          OF SHARES                 PRICE RANGE
--------------------------------------------------------------------------------
Outstanding December 31, 1992             1,284,948                $10.63-$17.47
--------------------------------------------------------------------------------
   Granted                                  271,224                $24.63-$24.88
   Exercised                               (337,407)               $10.63-$17.47
   Cancelled                                (14,817)               $10.88-$17.47
--------------------------------------------------------------------------------
Outstanding December 31, 1993             1,203,948                $10.63-$24.88
--------------------------------------------------------------------------------
   Granted                                  303,243                $27.25-$30.00
   Exercised                                (76,333)               $10.63-$24.88
   Cancelled                                 (1,476)               $13.75-$16.88
--------------------------------------------------------------------------------
Outstanding December 31, 1994             1,429,382                $10.63-$30.00
--------------------------------------------------------------------------------
   Granted                                  357,663                $24.25-$25.50
   Exercised                               (185,192)               $10.63-$27.25
   Cancelled                                (18,144)               $16.88-$27.25
--------------------------------------------------------------------------------
Outstanding December 31, 1995             1,583,709                $10.63-$30.00
--------------------------------------------------------------------------------

Exercisable at December 31, 1995            981,620                $10.63-$30.00
--------------------------------------------------------------------------------


   In October 1995, The Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation." The Company plans to adopt SFAS NO. 123 during 1996 by electing the additional disclosure in the footnotes to its financial statements as opposed to recognition as compensation expense.

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

The periodic pension expense included the following components for the years ended December 31:


                                                   1995        1994        1993
--------------------------------------------------------------------------------
Service cost-benefits earned in the period       $1,781      $1,814      $1,388
Interest cost on projected benefit obligation     3,298       2,876       2,611
Actual return on plan assets                     (8,611)      1,346      (4,411)
Net amortization and deferral                     5,461      (4,200)      1,428
--------------------------------------------------------------------------------
Net pension expense                              $1,929      $1,836      $1,016
--------------------------------------------------------------------------------


   The funded status of the plans at December 31 was as follows:


                                                1995                 1994
                                          -----------------   -----------------
                                          FUNDED   UNFUNDED   FUNDED   UNFUNDED
--------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation               $27,445   $ 2,934   $25,037   $ 2,447
  Accumulated benefit
    obligation                             31,009     3,069    27,307     2,620
--------------------------------------------------------------------------------
Projected benefit obligation               42,946     5,055    35,468     3,890
Plan assets at fair value                  42,070              35,810
--------------------------------------------------------------------------------
Plan assets in excess of
   (less than) projected
   benefit obligation                        (876)   (5,055)      342    (3,890)
Unrecognized net (gain) loss               (4,711)      536    (4,527)     (176)
Unrecognized net (asset)
   liability at transition                 (2,152)    3,488    (2,367)    3,727
Unrecognized prior
   service cost                             2,325       155     2,242
--------------------------------------------------------------------------------
Accrued pension cost                      $(5,414)  $  (876)  $(4,310)  $  (339)
--------------------------------------------------------------------------------


   The Company's assumptions as of December 31 in determining the pension cost and liability for the three years were as follows:


(AMOUNTS EXPRESSED IN PERCENTAGES)                     1995      1994      1993
--------------------------------------------------------------------------------
Discount rate                                          7.25       8.5       7.0
Rates of increase in compensation                      4.50       6.0       5.0
Long-term rate of return on plan assets                8.50       8.5       8.5


EMPLOYEE SAVINGS PLAN

   The Company has an employee savings plan (ESP) which is a defined contribution plan. Participation in the ESP is voluntary and all regular employees of the Company are eligible to participate after one year of employment. Subject to certain limitations, the Company may contribute up to 100 percent of the participant's contribution. Plan contributions of $895,000, $775,000 and $755,000 for 1995, 1994 and 1993, respectively, were charged to expense.

OTHER EMPLOYEE PLANS

   The Company sponsors other plans for the benefit of its employees and retirees. These plans include health care and life insurance benefits. The accumulated postretirement benefit obligation of these plans was computed using an assumed discount rate of 7.25, 8.5 and 7 percent in 1995, 1994 and 1993, respectively. The health care cost trend rate was assumed to be 11 percent for 1995, declining by one percent for six successive years to 6 percent in 2000 and 2001, decreasing to 5.5 percent for 2002 and remaining at that rate thereafter.
   If the health care cost trend rate was increased one percent for all future years, the accumulated postretirement benefit obligation as of December 31, 1995, would have increased approximately $270,000. The effect of this change on the aggregate of service and interest cost for 1995 would have been an increase of approximately $42,000.
   Net postretirement benefit cost for the years ended December 31 includes the following components:

                                                       1995      1994      1993
--------------------------------------------------------------------------------
Service cost-benefits earned in the period             $140      $136    $   91
Interest cost-accumulated benefit obligation            123        93        82
Net loss amortization                                    12        24
Cumulative catch up                                                       1,003
--------------------------------------------------------------------------------
Net postretirement benefit cost                        $275      $253    $1,176
--------------------------------------------------------------------------------

   The plan's postretirement benefit obligation at December 31 was as follows:


                                                                 1995      1994
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                                   $  (173)  $  (152)
   Fully eligible active employees                               (363)     (170)
   Active employees, not fully eligible                        (1,471)     (854)
--------------------------------------------------------------------------------
Total participants                                             (2,007)   (1,176)
Plan assets
--------------------------------------------------------------------------------
Funded status                                                  (2,007)   (1,176)
Unrecognized net loss                                             656        35
--------------------------------------------------------------------------------
Accrued postretirement benefit obligation                     $(1,351)  $(1,141)
--------------------------------------------------------------------------------

NOTE 7 - MARKETING SUBSIDIARIES

   In June 1994, NGM began marketing the Company's natural gas as well as third-party gas. NGM sells gas directly to end-users, gas marketers, industrial users, interstate and intrastate gas pipelines, and local distribution companies. The Company records all of NGM's sales as gathering, marketing and processing revenues. All intercompany sales and expenses have been eliminated.
   During 1995, NGM recorded $104.6 million in gathering, marketing and processing revenues and $100.6 million in gathering, marketing and processing expenses, generating a gross margin of $4 million for the year. The gross margin was offset by administrative expenses of $1.6 million, resulting in pretax income of $2.4 million for its second year of operation.
   In 1994, NGM recorded $43.9 million in gathering, marketing and processing revenues and $42.8 million in gathering, marketing and processing expenses, generating a gross margin of $1.1 million for the year. The gross margin was offset by administrative expenses of $1.2 million, resulting in a slight loss for NGM's initial year of operation.
   In May 1995, NTI began marketing a portion of the Company's oil as well as third-party oil. The Company records all of NTI's sales as gathering, marketing and processing revenues. All intercompany sales and expenses have been eliminated.
   During 1995, NTI recorded $8.1 million in gathering, marketing and processing revenues and $7.3 million in gathering, marketing and processing expenses, generating a gross margin of $791,000 for the year. The gross margin was offset by administrative expenses of $52,000, resulting in pretax income of $739,000 for NTI's initial year of operation.

NOTE 8 - ADDITIONAL BALANCE SHEET AND STATEMENT OF OPERATIONS INFORMATION

   Other current assets at December 31 include the following:


                                                                 1995      1994
--------------------------------------------------------------------------------
Income tax receivable                                          $9,329   $17,545
Deferred hedges (January 1996 hedges
   closed in December 1995)                                     7,632


   Other current liabilities at December 31 include the following:


                                                                 1995      1994
--------------------------------------------------------------------------------
Gas imbalance liabilities                                      $5,173    $2,101


   Oil and gas exploration expense included the following for the years ended December 31:


                                                       1995      1994      1993
--------------------------------------------------------------------------------
Dry hole expense                                    $17,608   $35,275   $13,968
Undeveloped lease amortization                        6,465     7,813    12,063
Abandoned assets                                        483     2,945     6,068
Seismic                                               8,358     8,254     5,199


   Listed below is the only purchaser who accounted for more than ten percent of total oil and gas sales and royalties in the past three years.


                                                       1995      1994      1993
--------------------------------------------------------------------------------
Natural Gas Clearinghouse                                 *       16%       16%

*Less than ten percent


NOTE 9 - IMPAIRMENT OF LONG-LIVED ASSETS

   In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company adopted SFAS No. 121 during the fourth quarter of 1995.
   The assets impaired under SFAS No. 121 are oil and gas properties maintained under the successful efforts method of accounting. The excess of the net book value over the projected discounted future net revenue of the impaired properties was charged to DD&A expense. The Company recognized a $59.5 million SFAS No. 121 impairment for 1995. The Company impaired $3.2 million in Tunisia, $4.1 million in Canada, $18.4 million onshore U.S., and $33.8 million in offshore Gulf of Mexico properties.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Noble Affiliates, Inc.:

   We have audited the accompanying consolidated balance sheet of Noble Affiliates, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Noble Affiliates, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.
   As explained in Note 9 to the financial statements, in 1995 the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."


Oklahoma City, Oklahoma                           ARTHUR ANDERSEN LLP
January 26, 1996

NOTE 10 - SUPPLEMENTAL OIL AND GAS INFORMATION
(Unaudited)


   The following reserve schedules were developed by the Company's reserve engineers and set forth the changes in estimated quantities of proved oil and gas reserves of the Company during each of the three years presented, and the proved developed oil and gas reserves as of the beginning of each year.


                                                       NATURAL GAS & CASINGHEAD GAS (MMCF)         CRUDE OIL & CONDENSATE
                                                                                                   (BARRELS IN THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------------
                                                      UNITED              OTHER               UNITED              OTHER
Proved developed and undeveloped reserves:            STATES    CANADA   FOREIGN     TOTAL    STATES    CANADA   FOREIGN     TOTAL
----------------------------------------------------------------------------------------------------------------------------------
PROVED RESERVES AS OF DECEMBER 31, 1992              344,366    25,449     2,408   372,223    39,958     2,342     5,080    47,380
----------------------------------------------------------------------------------------------------------------------------------
Revisions of previous estimates                       (5,811)      809              (5,002)   (2,374)      168      (277)   (2,483)
Extensions, discoveries and  other additions          62,479     2,131              64,610     7,285     1,410               8,695
Production                                           (71,310)   (3,829)            (75,139)   (6,064)     (347)     (950)   (7,361)
Sale of minerals in place                             (6,903)      (20)             (6,923)     (389)      (23)               (412)
Purchase of minerals in place                        341,578       183             341,761    27,107        29              27,136
----------------------------------------------------------------------------------------------------------------------------------
PROVED RESERVES AS OF DECEMBER 31, 1993              664,399    24,723     2,408   691,530    65,523     3,579     3,853    72,955
----------------------------------------------------------------------------------------------------------------------------------
Revisions of previous estimates                       15,409     2,418              17,827    (1,052)      161     1,550       659
Extensions, discoveries and other additions          148,008     6,773             154,781     8,160       712     1,139    10,011
Production                                           (84,504)   (3,225)            (87,729)   (7,434)     (446)     (791)   (8,671)
Sale of minerals in place                               (854)     (167)             (1,021)     (276)      (19)               (295)
Purchase of minerals in place                          1,787     1,775               3,562       615       253                 868
----------------------------------------------------------------------------------------------------------------------------------
PROVED RESERVES AS OF DECEMBER 31, 1994              744,245    32,297     2,408   778,950    65,536     4,240     5,751    75,527
----------------------------------------------------------------------------------------------------------------------------------
Revisions of previous estimates                      (35,728)   (4,776)            (40,504)      247      (818)      301      (270)
Extensions, discoveries and other additions          143,589     6,558             150,147    12,270       311     3,347    15,928
Production                                           (94,038)   (2,946)            (96,984)   (8,175)     (421)     (984)   (9,580)
Sale of minerals in place                             (2,424)   (3,489)             (5,913)     (115)       (6)               (121)
Purchase of minerals in place                         62,657     1,986              64,643     1,144       570       810     2,524
----------------------------------------------------------------------------------------------------------------------------------
PROVED RESERVES AS OF DECEMBER 31, 1995              818,301    29,630     2,408   850,339    70,907     3,876     9,225    84,008
----------------------------------------------------------------------------------------------------------------------------------

PROVED DEVELOPED RESERVES:
  January 1, 1993                                    344,366    24,504     2,408   371,278    36,938     1,884     5,080    43,902
  January 1, 1994                                    570,462    24,723     2,408   597,593    64,284     3,032     3,853    71,169
  January 1, 1995                                    658,228    32,297     2,408   692,933    63,013     3,693     4,612    71,318
  January 1, 1996                                    750,753    29,628     2,408   782,789    67,368     3,763     7,904    79,035


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


                                                       1995
--------------------------------------------------------------------------------
                                     UNITED                 OTHER
                                     STATES     CANADA      FOREIGN      TOTAL
--------------------------------------------------------------------------------
Property acquisition costs:
  Proved                            $ 36,728    $ 3,182     $ 3,750    $ 43,660
  Unproved                             8,209      1,096                   9,305
--------------------------------------------------------------------------------
Total                               $ 44,937    $ 4,278     $ 3,750    $ 52,965
--------------------------------------------------------------------------------
Exploration costs                   $ 39,008    $ 2,811     $ 8,775    $ 50,594
--------------------------------------------------------------------------------
Development costs                   $159,405    $ 3,096      $ (115)   $162,386
--------------------------------------------------------------------------------


                                                       1994
--------------------------------------------------------------------------------
                                     UNITED                 OTHER
                                     STATES     CANADA      FOREIGN      TOTAL
--------------------------------------------------------------------------------
Property acquisition costs:
  Proved                            $  3,742    $ 2,375     $          $  6,117
  Unproved                             8,695      1,773                  10,468
--------------------------------------------------------------------------------
Total                               $ 12,437    $ 4,148     $          $ 16,585
--------------------------------------------------------------------------------
Exploration costs                   $ 48,151    $ 7,293     $ 7,363    $ 62,807
--------------------------------------------------------------------------------
Development costs                   $105,993    $ 2,871     $ 1,474    $110,338
--------------------------------------------------------------------------------



                                                       1993
--------------------------------------------------------------------------------
                                     UNITED                 OTHER
                                     STATES     CANADA      FOREIGN      TOTAL
--------------------------------------------------------------------------------
Property acquisitions costs:
  Proved                            $418,087    $   364     $          $418,451
  Unproved                             2,537      1,902                   4,439
--------------------------------------------------------------------------------
Total                               $420,624    $ 2,266     $          $422,890
--------------------------------------------------------------------------------
Exploration costs                   $ 23,392    $ 4,708     $ 5,449    $ 33,549
--------------------------------------------------------------------------------
Development costs                   $ 53,650    $ 4,192     $   730    $ 58,572
--------------------------------------------------------------------------------



AGGREGATE CAPITALIZED COSTS

Aggregate capitalized costs relating to the Company's oil and gas producing activities, and related accumulated DD&A as of the end of the year are shown below.



                                                         1995                                1994
----------------------------------------------------------------------------------------------------------------------------------
                                       UNITED                  OTHER                  UNITED                   OTHER
                                       STATES      CANADA     FOREIGN      TOTAL      STATES       CANADA     FOREIGN      TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Unproved oil and gas properties     $   31,124   $   5,784   $          $   36,908  $   34,254   $   7,842   $   3,274  $   45,370
Proved oil and gas properties        1,558,009      32,823      30,416   1,621,248   1,448,412      42,315      24,295   1,515,022
----------------------------------------------------------------------------------------------------------------------------------
                                     1,589,133      38,607      30,416   1,658,156   1,482,666      50,157      27,569   1,560,392

Accumulated DD&A                      (794,622)    (18,649)    (13,058)   (826,329)   (722,701)    (23,017)    (10,665)   (756,383)
----------------------------------------------------------------------------------------------------------------------------------

Net capitalized costs               $  794,511   $  19,958   $  17,358  $  831,827  $  759,965   $  27,140   $  16,904  $  804,009
----------------------------------------------------------------------------------------------------------------------------------

OIL AND GAS OPERATIONS

     Aggregate results of operations in connection with the Company's oil and gas producing activities are shown below.

                                                       1995
--------------------------------------------------------------------------------
                                     UNITED                OTHER
                                     STATES      CANADA    FOREIGN       TOTAL
--------------------------------------------------------------------------------
Revenues                            $301,710   $  9,461    $ 16,963    $328,134
Production costs                      74,911      3,863       3,610      82,384
Exploration expenses                  40,971      2,793       9,469      53,233
DD&A and valuation provision         191,227      7,414       5,701     204,342*
--------------------------------------------------------------------------------
Income (loss)                         (5,399)    (4,609)     (1,817)    (11,825)
Income tax expense (benefit)          (2,046)    (2,901)        605      (4,342)
--------------------------------------------------------------------------------
Results of operations
  From producing
  Activities (excluding
  corporate overhead
  and interest costs)               $ (3,353)  $ (1,708)   $ (2,422)   $ (7,483)
--------------------------------------------------------------------------------

                                                       1994
--------------------------------------------------------------------------------
                                     UNITED                 OTHER
                                     STATES     CANADA     FOREIGN       TOTAL
--------------------------------------------------------------------------------
Revenues                            $277,467   $ 15,448    $ 13,254    $306,169
Production costs                      68,340      4,072       3,128      75,540
Exploration expenses                  49,991      8,874       9,373      68,238
DD&A and valuation provision         125,880      4,153       2,373     132,406
--------------------------------------------------------------------------------
Income (loss)                         33,256     (1,651)     (1,620)     29,985
Income tax expense (benefit)          11,503     (1,039)      1,006      11,470
--------------------------------------------------------------------------------
Results of operations
  From producing
  Activities (excluding
  corporate overhead
  and interest costs)               $ 21,753   $   (612)   $ (2,626)   $ 18,515
--------------------------------------------------------------------------------

                                                       1993
--------------------------------------------------------------------------------
                                     UNITED                 OTHER
                                     STATES     CANADA     FOREIGN       TOTAL
--------------------------------------------------------------------------------
Revenues                            $250,636   $ 12,812    $ 14,556    $278,004
Production costs                      66,507      4,150       6,084      76,741
Exploration expenses                  28,927      5,662       8,333      42,922
DD&A and valuation provision         101,609      3,549      11,396     116,554
--------------------------------------------------------------------------------
Income (loss)                         53,593       (549)    (11,257)     41,787
Income tax expense (benefit)          19,345       (776)     (3,559)     15,010
--------------------------------------------------------------------------------
Results of operations
  From producing
  Activities (excluding
  corporate overhead
  and interest costs)               $ 34,248   $    227    $ (7,698)   $ 26,777
--------------------------------------------------------------------------------

*Includes $59.5 million of additional DD&A as a result of adoption of SFAS No. 121.



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


                                                       1995
--------------------------------------------------------------------------------
                                                 UNITED      OTHER
                                      STATES     CANADA     FOREIGN      TOTAL
--------------------------------------------------------------------------------
Future cash inflows                   $3,610        $91        $186      $3,887
Future production and
  development costs                    1,055         37          21       1,113
Future income tax expenses               709         15          46         770
--------------------------------------------------------------------------------
Future net cash flows                  1,846         39         119       2,004
10% annual discount for
  estimated timing of
  cash flows                             673         14          43         730
--------------------------------------------------------------------------------
Standardized measure of
  discounted future net
  cash flows                          $1,173        $25         $76      $1,274
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       1994
--------------------------------------------------------------------------------
                                                 UNITED      OTHER
                                      STATES     CANADA     FOREIGN       TOTAL
--------------------------------------------------------------------------------
Future cash inflows                   $2,439       $120        $104      $2,663
Future production and
  development costs                      870         44          18         932
Future income tax expenses               423         21          23         467
--------------------------------------------------------------------------------
Future net cash flows                  1,146         55          63       1,264
10% annual discount for
  estimated timing of
  cash flows                             479         23          26         528
--------------------------------------------------------------------------------
Standardized measure of
  discounted future net
  cash flows                          $  667       $ 32         $37      $  736
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       1993
--------------------------------------------------------------------------------
                                                 UNITED      OTHER
                                      STATES     CANADA     FOREIGN      TOTAL
--------------------------------------------------------------------------------
Future cash inflows                   $2,635       $102         $55      $2,792
Future production and
  development costs                      869         47          17         933
Future income tax expenses               481         15          10         506
--------------------------------------------------------------------------------
Future net cash flows                  1,285         40          28       1,353
10% annual discount for
  estimated timing of
  cash flows                             656         13           9         678
--------------------------------------------------------------------------------
Standardized measure of
  discounted future net
  cash flows                          $  629       $ 27         $19      $  675
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  Future cash inflows are computed by applying year-end prices of oil and gas relating to the Company's proved reserves to the year-end quantities of those reserves, with consideration given to the effect of existing trading and hedging contracts if any. The year-end weighted average oil price utilized in the computation of future cash inflows was approximately $17.64 per barrel.
  West Texas intermediate crude oil price in February 1996 was flat with the price at year-end 1995. The Company estimates that a $1.00 per barrel change in the average oil price from the year-end price would change discounted future net cash flows before income taxes by approximately $49 million.
  The year-end weighted average gas price utilized in the computation of future cash inflows was approximately $3.06 per MCF. Natural gas index prices at Henry Hub have decreased approximately $1.00 per MCF during February 1996 compared with the year-end index. The Company estimates that a $.10 per MCF change in the average gas price from the year-end price would change discounted future net cash flows before income taxes by approximately $52 million.
  Future production and development costs, which include dismantlement and restoration expense, are computed by estimating the expenditures to be incurred in developing and producing the Company's proved oil and gas reserves at the end of the year, based on year-end costs, and assuming continuation of existing economic conditions.
  Future income tax expenses are computed by applying the appropriate year-end statutory tax rates to the future pretax net cash flows relating to the Company's proved oil and gas reserves, less the tax bases of the properties involved. The future income tax expenses give effect to tax credits and allowances, but do not reflect the impact of general and administrative cost and exploration expenses of ongoing operations relating to the Company's proved oil and gas reserves.
  At December 31, 1995, the Company had estimated gas imbalance receivables of $12.3 million and estimated liabilities of $11.4 million; at year-end 1994, $11.7 million in receivables and $10.5 million in liabilities; and at year-end 1993, $12.9 million in receivables and $7.6 million in liabilities. Neither the gas imbalance receivables nor liabilities have been included in the standardized measure of discounted future net cash flows for the three years ended
December 31, 1995.
  Principal changes in the aggregate standardized measure of discounted future net cash flows attributable to the Company's proved oil and gas reserves at year end are shown below.


(IN MILLIONS OF DOLLARS)                           1995        1994        1993
--------------------------------------------------------------------------------
Standardized measure of discounted
  future net cash flows at the beginning
  of the year                                     $ 736        $675        $488
Extensions, discoveries and improved
  recovery, less related costs                      378         160          89
Revisions of previous quantity estimates            (53)         18         (19)
Changes in estimated future
  development costs                                 (29)        (31)        (23)
Purchases/sales of minerals in place                116           3         397
Net changes in prices and production costs          378         (90)        (40)
Accretion of discount                               103          95          66
Sales of oil and gas produced, net of
  Production costs                                 (241)       (228)       (200)
Development costs incurred during
  The period                                         67          44           8
Net change in income taxes                         (216)        (17)       (102)
Change in timing of estimated future
  production, and other                              35         107          11
--------------------------------------------------------------------------------
Standardized measure of discounted
  future net cash flows at the end
  of the year                                    $1,274        $736        $675
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


NOTE 11 - INTERIM FINANCIAL INFORMATION
(UNAUDITED)

  Interim financial information for the years ended
December 31, 1995 and 1994 are as follows:


                                                   Quarter Ended
--------------------------------------------------------------------------------
                                     Mar. 31,   June 30,   Sept. 30,    Dec. 31,
--------------------------------------------------------------------------------
1995
Revenues                             $91,854   $107,130    $110,290    $177,744
Gross profit
  from operations                    $ 5,266   $ 10,186    $  9,013    $  2,277
Net income (loss)                    $   440   $  3,357    $  2,729    $ (2,440)
Net income (loss) per share          $   .01   $    .07    $    .05    $   (.05)

1994
Revenues                             $83,541   $ 92,032    $ 97,441    $ 85,375
Gross profit (loss)
  from operations                    $16,351   $ 10,494    $  3,877    $(13,451)
Net income (loss)                    $ 8,417   $  4,377    $  2,051    $(11,679)
Net income (loss) per share          $   .17   $    .09    $    .04    $   (.23)



  During the fourth quarter of 1995, the Company recognized two non-recurring items. In November, $39 million was recorded as income from the settlement of a bankruptcy claim against Columbia Gas Transmission Corporation. In December, the Company recorded a pretax charge of $59.5 million relating to the adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed Of."
  During the fourth quarter of 1995 and 1994, DD&A expense decreased $3.1 million and increased $3.1 million, respectively, relating to the cumulative effect of oil and gas reserve revisions on the DD&A provision for the preceding three quarters.

CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR
LIBERTY BANK AND TRUST COMPANY OF OKLAHOMA CITY, N. A.
P. O. BOX 25848
OKLAHOMA CITY, OKLAHOMA 73125

INDEPENDENT ACCOUNTANTS
ARTHUR ANDERSEN LLP
OKLAHOMA CITY, OKLAHOMA

COMMON STOCK LISTED
NEW YORK STOCK EXCHANGE
SYMBOL - NBL


SHAREHOLDERS' PROFILE
December 31, 1995

                                      SHARES           SHAREHOLDERS
                                 OUTSTANDING              OF RECORD
-------------------------------------------------------------------
Individuals                          750,848                  1,145
Joint accounts                       104,073                    252
Fiduciaries                          223,585                    321
Institutions                       6,942,285                     48
Brokers                              101,500                      3
Nominees                          42,061,895                      4
Foreign                               13,561                     17
-------------------------------------------------------------------
  Total                           50,197,747                  1,790
-------------------------------------------------------------------
-------------------------------------------------------------------


ANNUAL MEETING
The Annual Meeting of Shareholders of Noble Affiliates, Inc. will be held on Tuesday, April 23, 1996, at 10:00 a.m. at the Charles B. Goddard Center located at "D" Street and First Avenue S.W. in Ardmore, Oklahoma. All shareholders are cordially invited to attend.

FORM 10-K
A copy of Form 10-K, as filed with the Securities and Exchange Commission, is available upon request by writing to Vice President - Finance and Treasurer, Noble Affiliates, Inc., P.O. Box 1967, Ardmore, Oklahoma 73402.


DIVIDENDS AND STOCK PRICES BY QUARTERS

                                         QUARTER ENDED                        YEAR
-------------------------------------------------------------------------      END
(DOLLARS)            3/31           6/30           9/30          12/31       TOTAL
----------------------------------------------------------------------------------
Dividends
1995                  .04            .04            .04            .04         .16
1994                  .04            .04            .04            .04         .16
Low-High
1995             21 1/4-27 1/2   25 1/2-29      23 5/8-29 1/8  22 5/8-30 1/2
1994             23 3/8-28 3/4   22 1/2-32 1/4  25 1/4-30 7/8  22 1/2-30 3/8



                                    GLOSSARY

          BBL                 Barrel

          BCF                 Billion Cubic Feet

          BOE                 Barrel of Oil Equivalent

          LPG                 Liquid Petroleum Gas

          MCF                 Thousand Cubic Feet

          MMBBL               Million Barrels

          MMBTU               Million British Thermal Units

          MMCF                Million Cubic Feet

                                   APPENDIX I

  The following describes graphs which were listed in the body of the Management's Discussion and Analysis on pages 15 through 20 of the Registrants 1995 annual report.

Page 15 - Costs Incurred For Acquisitions, Exploration and
          Development for three years
          1993:  $515 million
          1994:  $190 million
          1995:  $266 million

          Average Finding Cost Per BOE for three years
          1993:  $5.14
          1994:  $4.64
          1995:  $5.64
          3 Year Average:  $5.16

Page 16 - Gas Reserves Added for three years
          1993:  401.4 BCF'S
          1994:  176.2 BCF'S
          1995:  174.3 BCF'S

          Oil Reserves Added for three years
          1993:  33.3 million barrels
          1994:  11.5 million barrels
          1995:  18.2 million barrels

          Net Income for three years
          1993:  $12.6 million
          1994:  $3.2 million
          1995:  $4.1 million

Page 17 - Gas Revenues for three years
          1993:  $159.2 million - $2.10 Average price per mcf
          1994:  $174.5 million - $1.97 Average price per mcf
          1995:  $167.4 million - $1.72 Average price per mcf

          Oil Revenues for three years
          1993:  $111.3 million - $15.91 Average price per barrel
          1994:  $122.9 million - $14.90 Average price per barrel
          1995:  $153.5 million - $16.78 Average price per barrel

Page 18 - DD&A Expense Per BOE of
          Production for three years
          1993:  $5.37 per barrel
          1994:  $5.46 per barrel
          1995:  $7.75 per barrel ($5.46 without effect of FASB No. 121)

Page 19 - SG&A Expense Per BOE of
          Production for three years
          1993:  $1.59 per barrel
          1994:  $1.56 per barrel
          1995:  $1.41 per barrel

Page 20 - Average Production and Lifting
          Cost Per BOE
          1993:  $3.76
          1994:  $3.20
          1995:  $3.15