Form 10-K405, Exhibit 13
period 1996-12-31
NOBLE AFFILIATES INC
filed 1997-03-21
CIK 72207

                                                                     EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

SIGNIFICANT EVENTS IN 1996

o The Company once again set record levels of oil and gas production during 1996.

o The Company acquired Energy Development Corporation (EDC) on July 31, 1996 for $768 million.

o The Company expended $1,009 million on acquisition, exploration and development costs during 1996.

o The Company added 46.3 million barrels (BBLS) of oil and 528.1 billion cubic feet (BCF) of gas to its reserve base in 1996 through acquisitions and drilling.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATIONS

   Net cash provided by operating activities was $380.9 million for 1996, a 59 percent and 102 percent increase from the $238.9 million and $188.6 million in 1995 and 1994, respectively. Cash and short-term cash investments increased to $94.8 million at December 31, 1996, from $12.4 million at year-end 1995, primarily due to increased revenues from higher volumes of oil and gas sold coupled with higher oil and gas prices.

   During 1996, the Company utilized its beginning cash balance and cash flow from operations to fund its exploration and development expenditures. On July 31, 1996, Samedan Oil Corporation (Samedan) acquired all the outstanding common stock of EDC for $768 million. In connection with the acquisition, the Company entered into an $800 million bank credit agreement. Borrowings of $800 million under that agreement were used to fund the purchase of EDC and repay $48 million of outstanding indebtedness under the Company's then existing bank credit agreement.

   The Company's current ratio (current assets divided by current liabilities) was 1.13:1 at December 31, 1996, compared with 1.21:1 at December 31, 1995. Current liabilities at December 31, 1996 include $50 million in current installments of long-term debt.

 RESERVES ADDED AND COST OF FINDING

   During 1996, the Company spent $1,009 million on acquisitions, exploration and development of oil and gas properties. Total proved gas reserves increased from 850.3 BCF at year-end 1995 to 1.2 trillion cubic feet (TCF) at year-end 1996 and total proved oil reserves increased from 84 million BBLS at year-end 1995 to 115.7 million BBLS at year-end 1996.

   An accepted method of calculating cost of finding is to divide the Company's expenditures for oil and gas acquisition, exploration and development by the net barrels of oil equivalents (BOE's) added during the year. Using this method, the Company's cost of finding for 1996 was $7.51 per BOE. A three year summary of cost of finding follows:


                                                                       Three
(BOE's and Dollars stated in millions,                                 Year
except finding cost)                 1996        1995       1994       Total
-----------------------------------------------------------------------------

Oil reserves added                   46.3        18.2        11.5        76.0
Gas reserves added BOE (6:1)         88.0        29.0        29.4       146.4
-----------------------------------------------------------------------------
Total reserves added BOE            134.3        47.2        40.9       222.4
-----------------------------------------------------------------------------

Costs incurred in oil and gas
   acquisition, exploration
   and development activities   $   1,009   $     266   $     190   $   1,465

Average finding cost per BOE    $    7.51   $    5.64   $    4.64   $    6.59*

*Three year average

FINANCING

   Total long-term debt (including current portion) at December 31, 1996 was $848 million compared with $377 million at December 31, 1995, an increase of 125 percent. The ratio of debt to book capital (defined as the Company's debt plus its equity) was 54 percent at December 31,1996 compared with 48 percent at December 31, 1995.

(This page contained two graphs: Costs Incurred For Acquisitions, Exploration and Development For Three Years and Average Finding Cost Per BOE For Three Years. See Appendix I.)

   On November 1, 1996 all of the Company's $230 million in 4 1/4% Subordinated Convertible Notes due 2003 were converted into 6,275,510 shares of common stock.

   The Company has $749 million outstanding under its current $800 million bank credit agreement. Such borrowings were made to finance the acquisition of EDC. The bank credit agreement consists of a $400 million term loan, with certain scheduled prepayments aggregating $150 million and a final maturity of July 31, 2001, and a $400 million revolving credit facility with a final maturity of July 31, 2001. The interest rate is a variable rate based on a Eurodollar rate. The weighted average interest rate on the borrowings during 1996 was 6.1 percent.

   Also outstanding at December 31, 1996 was $100 million of 7 1/4% Notes due 2023. The Company may not redeem any portion of these notes prior to maturity.

   The Company's previous bank credit agreement provided for maximum unsecured borrowings of $100 million at variable rates. On July 31, 1996, the Company used proceeds from its current bank credit agreement to repay $48 million of outstanding indebtedness under the previous bank credit agreement. The bank credit agreement was canceled in connection with the repayment.

   During the next five years principal payments of $50 million in 1997, $49 million in 1998 and $650 million in 2001 are required under the Company's debt agreements.



OTHER

   The Company follows an entitlements method of accounting for its gas imbalances. The Company's estimated gas imbalance receivables were $19.3 million and $12.3 million at December 31, 1996 and 1995, respectively, and estimated gas imbalance liabilities were $21.7 million and $11.4 million at December 31, 1996 and 1995, respectively. These imbalances are valued at the amount that is expected to be received or paid to settle the imbalances. The settlement of the imbalances can occur either during, or at the end of, the life of a well on a volume basis or by cash settlement. The Company does not expect that a significant portion of the settlements will occur in any one year. Thus, the Company believes the periodic settlement of gas imbalances will have little impact on its liquidity.

   The Company has sold a number of non-strategic oil and gas properties over the past three years, recognizing gains of $1,895,000, $3,620,000 and $254,000 for 1996, 1995 and 1994, respectively. Total amounts of oil and gas reserves associated with these disposals during the last three years were 1,871,000 BBLS of oil and 61.0 BCF of gas. The Company believes the disposal of non-strategic properties furthers the goal of concentrating its efforts on its strategic properties.

   The Company has paid quarterly cash dividends of $.04 per share since 1989, and currently anticipates it will continue to pay quarterly dividends of $.04 per share.

   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." The Company adopted SFAS No. 123 during 1996 and has presented in the footnotes to its financial statements pro forma disclosure as if the provisions of SFAS No. 123 had been adopted.

RESULTS OF OPERATIONS

NET INCOME AND REVENUES

   1996 VERSUS 1995. Net income for 1996 was $83.9 million, or $1.63 per share, compared with $4.1 million, or $.08 per share in 1995. The increase in net income was achieved through record oil and gas production and substantially higher oil and gas prices. Total revenues were $887.2 million in 1996 and $487.0 million in 1995.

   Oil and gas revenues were $604.6 million in 1996, an increase of $276.5 million, or 84 percent, over 1995. The Company received an average oil price for 1996 of $18.28 per BBL, a 9 percent increase from the average 1995 price of $16.78 per BBL. The average gas price increased 26 percent in 1996 to $2.17 per thousand cubic feet (MCF) from the 1995 average of $1.72 per MCF. The increase in gas price was due primarily to higher demand and lower levels of gas storage than in the previous year.

   Gathering, marketing and processing revenues were $273.7 million, an increase of 143 percent from the $112.7 million in 1995. The increase reflects a full year of operations for Noble

(This page contained three graphs: Gas Reserves Added For Three Years, Oil Reserves Added For Three Years and Net Income For Three Years. See Appendix I.)

Trading, Inc. (NTI), as well as, Noble Gas Marketing, Inc. (NGM), both wholly owned subsidiaries of the Company.

   Other income in 1996 was $8.9 million, compared with $46.2 million in 1995. Other income in 1995 included non-recurring income of $39.0 million resulting from the settlement of a Columbia Gas Transmission Corporation bankruptcy claim with Samedan.

   1995 VERSUS 1994. Net income for 1995 was $4.1 million, or $.08 per share, compared with $3.2 million, or $.06 per share, in 1994. The change in net income was achieved primarily through increases in oil and gas production and higher oil prices.

   Oil and gas revenues were $328.1 million in 1995, an increase of $21.9 million or 7 percent, compared with 1994. Average oil price in 1995 was $16.78 per BBL, a 13 percent increase from the 1994 average of $14.90 per BBL. Average gas price declined 13 percent in 1995 to $1.72 per MCF from the 1994 average of $1.97 per MCF. The decline was a reflection of weaker pricing as a result of milder weather and excess gas in storage.

   Gathering, marketing and processing revenues increased 157 percent, or $68.8 million, to $112.7 million in 1995 from 1994 levels. This increase reflects a full year of operations for NGM as well as operations for NTI, which began operations in May 1995.

   Other income in 1995 was $46.2 million, compared with $8.3 million in 1994, which reflected the above mentioned settlement with Columbia Gas Transmission Corporation.

NATURAL GAS INFORMATION

   1996 VERSUS 1995. Gas sales for 1996 increased 118 percent to $365.4 million from $167.4 million in 1995. Average daily production in 1996 increased 72 percent to 469.4 million cubic feet (MMCF) from 272.2 MMCF in 1995.

   The average gas price in 1996 increased 26 percent to $2.17 per MCF from $1.72 per MCF in 1995. During 1996, the Company's average gas prices ranged from a low of $1.82 in April and October, to a high of $3.15 in December.

   1995 VERSUS 1994. Gas sales for 1995 decreased 4 percent to $167.4 million from $174.5 million in 1994. Average daily production in 1995 increased 10 percent to 272.2 MMCF from 247.6 MMCF in 1994.

   Average gas price in 1995 decreased 13 percent to $1.72 per MCF, from $1.97 per MCF in 1994. In 1995, the Company's average gas prices ranged from a low of $1.50 in February and August, to a high of $2.33 in December.

   A three-year summary of gas related information follows:

                                            1996           1995         1994
------------------------------------------------------------------------------

Proved reserves at year end (MMCF)       1,156,250       850,339       778,950
Gas revenues (millions)                 $    365.4    $    167.4    $    174.5
Average price per MCF*                  $     2.17    $     1.72    $     1.97
Average daily production (MMCF)              469.4         272.2         247.6
Gas sales as a % of oil and gas sales           62%           52%           59%

*The average price reflects a reduction of $.33 per MCF in 1996 and $.004 per MCF in 1995 from hedging.

CRUDE OIL INFORMATION

   1996 VERSUS 1995. Oil sales for 1996 increased 47 percent to $225.2 million from $153.5 million in 1995. Average daily production in 1996 increased 35 percent to 34,520 BBLS from 25,617 BBLS in 1995.

   Average oil price for 1996 was $18.28 per BBL, a 9 percent increase from the 1995 average of $16.78 per BBL. The Company's average oil prices ranged from a low of $17.11 per BBL in January to a high of $19.74 per BBL in September.

   International sales accounted for 20 percent of 1996 oil sales compared with 15 percent in 1995. Average daily oil production outside the United States was 6,230 BBLS in 1996 and 3,777 BBLS in 1995.

   1995 VERSUS 1994. Oil sales for 1995 increased 25 percent to $153.5 million from $122.9 million in 1994. Average daily production in 1995 increased 13 percent to 25,617 BBLS from 22,751 BBLS in 1994.

   Average oil price for 1995 was $16.78 per BBL, a 13 percent increase from the 1994 average of $14.90 per BBL.

   International sales accounted for 15 percent of 1995 oil sales compared with 16 percent of oil sales in 1994. Average daily oil production from properties outside the United States was 3,777 BBLS in 1995 and 3,329 BBLS in 1994.

   A three-year summary of oil related information follows:

                                  1996       1995       1994
----------------------------------------------------------------

Proved reserves at year end
(thousands of BBLS)            115,747     84,008     75,527
Oil revenues (millions)         $225.2     $153.5     $122.9
Average price per BBL*          $18.28     $16.78     $14.90
Average daily production (BBLS) 34,520     25,617     22,751
Oil sales as a % of
  oil and gas sales                38%        48%        41%

 *The average price reflects a reduction of $2.35 per BBL in 1996 and includes an increase of $.16 per BBL in 1995 from hedging.

(This page contained two graphs:  Gas Revenues For Three Years and Oil Revenues
 For Three Years. See Appendix I.)

HEDGING ACTIVITY

   The Company, through its subsidiaries, from time to time, uses various hedging arrangements in connection with anticipated crude oil and natural gas sales of its production to minimize the impact of product price fluctuations. Such arrangements include fixed price hedges, costless collars and other contractual arrangements.

   During 1996, the Company had natural gas hedging contracts that ranged from 39 percent to 86 percent of its average daily natural gas production. Natural gas hedges were in the price range of $1.60 to $3.59 per MMBTU. The net effect of these 1996 hedges was a $.33 per MCF reduction in the average natural gas price. At December 31, 1996, the Company was a party to natural gas hedging contracts to hedge approximately 21 percent of its estimated 1997 average daily natural gas production at an average price per MMBTU of $2.20.

   The Company also had crude oil hedging contracts that ranged from 48 percent to 55 percent of its average daily oil production for January through July 1996 and 62 percent to 100 percent of its average daily oil production for August through December 1996. Crude oil hedges were in the price range of $16.50 to $24.27 per BBL. The net effect of these 1996 hedges was a $2.35 per BBL reduction in the average crude oil price. At December 31, 1996, the Company was a party to crude oil hedging contracts to hedge approximately 26 percent of its estimated 1997 annual crude oil production at an average price per BBL of $20.48.

   Hedging gains and losses related to the Company's oil and gas production are recorded in oil and gas sales and royalties.

   In addition to the hedging arrangements pertaining to the Company's production as described above, NGM employs various hedging arrangements in connection with its purchases and sales of third party production to lock in profits or limit exposure to gas price risk. Most of the purchases made by NGM are on an index basis; however, purchasers in the markets in which NGM sells often require fixed or NYMEX related pricing. NGM may use a hedge to convert the fixed or NYMEX sale to an index basis thereby determining the margin and minimizing the risk of price volatility. During 1996, NGM had hedging transactions with broker-dealers that ranged from 158,696 MMBTU's to 429,377 MMBTU's of gas per day.

   At December 31, 1996, NGM had in place hedges ranging from approximately 7,475 MMBTU's to 551,126 MMBTU's of gas per day for January 1997 to March 1998 for future physical transactions. NGM records hedging gains or losses relating to fixed term sales as gathering, marketing and processing revenues in the periods in which the related contract is completed.

   Although these hedging arrangements expose the Company to credit risk, the Company monitors the creditworthiness of its counterparties, which generally are major institutions, and believes that losses from nonperformance are unlikely to occur.

   During 1995, NGM had hedging transactions with large financial institutions that averaged approximately 126,000 MMBTU's of gas per day at prices linked to certain indices. Samedan had natural gas hedging contracts for November and December 1995 to hedge from 20 percent to 46 percent of its average daily natural gas production. For May to December 1995, Samedan had hedged approximately 20 percent of its daily crude oil production. Natural gas hedges were in the range of $1.60 to $1.96 per MMBTU and crude oil hedges were in the range of $18.56 to $20.27 per BBL. The net effect of these 1995 hedges was a $.004 per MCF reduction in the average natural gas price and a $.16 per BBL increase in the average crude oil price for the year.

   During 1994, all gas hedging activity related to NGM sales, which hedged an average of approximately 32,000 MMBTU's of gas per day at prices ranging from $.01 per MMBTU above index to $.58 per MMBTU above index. The Company did not hedge any of its oil production during 1994.

COSTS AND EXPENSES

   1996 VERSUS 1995. Oil and gas exploration expense increased in 1996 by $16.6 million from 1995 to $49.9 million. The increase resulted primarily from a $15.2 million increase in dry hole expense for 1996.

   Oil and gas operations expense in 1996 increased $44.3 million from 1995 to $126 million. Lease operating expense increased $37.7 million in 1996 due to higher oil and gas production from a greater number of properties and the acquisition of EDC. Production taxes increased $6.7 million in 1996 due to record production levels and higher oil and gas prices.

   In 1996, depreciation, depletion and amortization (DD&A) expense increased $32.7 million over 1995 due to the record production levels and the EDC acquisition. The unit rate of DD&A expense per BOE, converting gas to oil on a 6:1 basis, was $5.66 for 1996, compared with $7.75 for 1995. The 1995 rate included $59.5 million of additional impairment for the writedown of certain long lived assets in accordance with provisions of SFAS No. 121.

   The Company provides for the cost of future liabilities related to restoration and dismantlement costs for offshore facilities. This provision is based on the Company's best estimate of such costs to be incurred in future years based on information from the Company's engineers. These estimated costs are provided

(This page contained one graph:  DD&A Expense Per BOE of Production For Three
 Years. See Appendix I.)

through charging DD&A expense using a ratio of production divided by reserves multiplied by the estimated costs to dismantle and restore. The Company has provided $51.6 million for such future costs which are classified in accumulated DD&A on the balance sheet at December 31, 1996. Total estimated future dismantlement and restoration costs of $130.2 million are included in future production and development costs for purposes of estimating the future net revenues relating to the Company's proved reserves.

   In 1996, selling, general and administrative (SG&A) expense increased $15.1 million over 1995 to $51.6 million. Administrative costs increased $11.1 million in 1996 due to the acquisition of EDC and the hiring of additional personnel to oversee increased operations. The Company estimates that approximately 32 percent of the EDC increase is due to non-recurring costs.

   1995 VERSUS 1994. Oil and gas exploration expense in 1995 decreased $21.1 million from 1994 to $33.2 million. The decrease resulted primarily from a $17.7 million decrease in dry hole expense in 1995, a $2.5 million decrease in abandoned assets, and a $1.3 million decrease in undeveloped lease amortization.

   Oil and gas operations expense in 1995 increased $7.0 million over 1994 to $81.7 million. Lease operating expense increased $9.3 million in 1995 primarily due to higher oil and gas production from a greater number of properties. This increase was partially offset by a $2.5 million decrease in production taxes paid, resulting from a contractual tax reimbursement from a purchaser.

   In 1995, DD&A expense increased $73.4 million over 1994 to $200.9 million. This increase resulted principally as a result of adoption of SFAS No. 121 in the fourth quarter of 1995, in which a pretax charge of $59.5 million was recorded to DD&A expense. The charge reduced 1995 net income by $38.7 million, or $.77 per share. The pretax charge included $4.1 million and $3.2 million related to Samedan Oil of Canada, Inc. and Samedan of Tunisia, Inc., respectively, both wholly owned indirect subsidiaries of the Company. The unit rate of DD&A expense per BOE was $7.75 for 1995, compared with $5.46 for 1994. The DD&A unit rate without the effect of SFAS No. 121 would also have been $5.46 in 1995. Higher oil and gas volumes also contributed to the higher DD&A expense in 1995.

INTEREST EXPENSE

   1996 VERSUS 1995. In 1996, interest expense increased $16.6 million from 1995 to $38.5 million. This increase was due primarily to the financing of the EDC acquisition offset in part by the conversion into common stock on November 1, 1996 of the $230,000,000 4 1/4% Convertible Subordinated Notes due 2003.

   1995 VERSUS 1994. In 1995, interest expense decreased $2.8 million from 1994 to $21.9 million. This decrease was due primarily to the redemption in June 1994 of the Company's $125,000,000 10 1/8% Notes due June 1, 1997.

   Capitalized interest in 1995 decreased $4.1 million from 1994 to $3.1 million. This decrease resulted primarily from the completion of the East Cameron blocks 320, 331 and 332 construction program.

 MARKETING SUBSIDIARIES

   NGM markets the Company's natural gas, as well as, certain third-party gas. NGM sells gas directly to end-users, gas marketers, industrial users, interstate and intrastate pipelines, and local distribution companies. The Company records all of NGM's sales as gathering, marketing and processing revenues. All intercompany sales and expenses have been eliminated.

   During 1996, NGM recorded $197.4 million in gathering, marketing and processing revenues and $184.6 million in gathering, marketing and processing expenses, generating a gross margin of $12.8 million for the year. The gross margin was offset by administrative expenses of $1.7 million, resulting in pretax income of $11.1 million for its third year of operations.

   In 1995, NGM recorded $104.6 million in gathering, marketing and processing revenues and $100.6 million in gathering, marketing and processing expenses, generating a gross margin of $4.0 million for the year. The gross margin was offset by administrative expenses of $1.6 million, resulting in pretax income of $2.4 million for its second year of operations.

   In 1995, NTI began marketing a portion of the Company's oil, as well as, certain third-party oil. The Company records all of NTI's sales as gathering, marketing and processing revenues. All intercompany sales and expenses have been eliminated.

   During 1996, NTI recorded $76.3 million in gathering, marketing and processing revenues and $68.9 million in gathering, marketing and processing expenses, generating a gross margin of $7.4 million for its second year of operations. The gross margin was offset by administrative expenses of $100,000, resulting in pretax income of $7.3 million for its second year of operations.

   In 1995, NTI recorded $8.1 million in gathering, marketing and processing revenues and $7.3 million in gathering, marketing and processing expenses, generating a gross margin of $791,000 for the year. The gross margin was offset by administrative expenses of $52,000, resulting in pretax income of $739,000 for NTI's initial year of operation.

(This page contained one graph:  SG&A Expense Per BOE of Production For Three
 Years. See Appendix I.)

FUTURE TRENDS

   The Company expects higher revenues in 1997 compared with 1996 levels. The increases in revenues are expected primarily due to projected higher production levels. The Company ended 1996 producing approximately 40,714 BBLs of oil and
609.4 MMCF of gas per day. Those rates were 18 and 30 percent higher, respectively, than the 1996 average rates.

   The projected increases in revenues should have a positive impact on net income and cash flows in 1997 compared to 1996.

   The Company recently set its 1997 exploration and development budget at $393 million. Such expenditures are planned to be funded through internally generated cash flows. The Company plans an active exploration and development program in its domestic onshore and offshore divisions along with its international operations.

   Over the past several years, Samedan has settled various claims which it had against parties who had contracted to purchase gas at fixed prices which were greater than market, or who had take-or-pay contracts with Samedan in which such obligations to take-or-pay for quantities of gas were not fulfilled. It is the Company's policy, which is consistent with general industry practice, that such payments do not represent payment for gas produced and, therefore, are not subject to royalty payments. The federal government, with respect to leases on both onshore and offshore federal lands, certain other governmental bodies, and some private landowners have begun to assert claims in recent years against oil and gas companies for royalties on some or all of such settlement amounts.

   The Company participated in a joint effort with the Independent Petroleum Association of America wherein Samedan was a party to a test case involving such a claim made with respect to a lease on Indian lands. In the U.S. District Court for the District of Columbia, Samedan and other plaintiffs challenged the determination by the U.S. Minerals Management Service (MMS) that royalties were payable to the government on certain proceeds received by Samedan (and the other plaintiffs) with respect to a contract settlement. The district court ruled in favor of the MMS, and a judgment in the amount of $20,000 was awarded against Samedan. Samedan appealed this judgment, and on August 27, 1996, the U.S. Court of Appeals for the District of Columbia overturned the U.S. District Court's decision. The appeals court decision ordered the MMS to cease its efforts to collect royalty from Samedan for any contract settlement that was not recoupable and in February 1997 the U.S. Department of Justice announced that it would not seek Supreme Court action to overturn the decision.

   Management believes that the Company is well positioned with its balanced reserves of oil and gas to take advantage of future price increases that may occur. However, the uncertainty of oil and gas prices continues to impact the domestic oil and gas industry. Due to the volatility of oil and gas prices, the Company, from time to time, has used hedging and plans to do so in the future as a means of controlling its exposure to price changes. The Company cannot predict the extent to which its operations will be impacted by inflation, government regulation or changing prices.

(This page contained one graph: Average Production and Lifting Cost Per BOE For Three Years. See Appendix I.)

SELECTED FINANCIAL DATA                NOBLE AFFILIATES, INC. AND SUBSIDIARIES

                                                              Year ended December 31,
-------------------------------------------------------------------------------------------------------------------

(In thousands, except per share amounts and ratios)     1996         1995         1994         1993       1992
-------------------------------------------------------------------------------------------------------------------

REVENUES AND INCOME

   Revenues.......................................$    887,203    $ 487,018    $ 358,389  $   286,583  $ 303,782
   Net cash provided by operating activities......     380,945      238,920      188,621      139,381    125,107
   Net income.....................................      83,880        4,086        3,166       12,625     41,240

PER SHARE DATA
   Net income.....................................$       1.63    $     .08    $     .06  $       .26  $     .93
   Cash dividends.................................         .16          .16          .16          .16        .16
   Year end stock price...........................       47.88        29.88        24.75        26.50      17.63
   Average shares outstanding.....................      51,414       50,046       49,970       48,098     44,341

FINANCIAL POSITION
   Property, plant and equipment, net:
     Oil and gas mineral interests,
       equipment and facilities...................$  1,559,691    $ 831,827    $ 804,009  $   784,235  $ 409,740
   Total assets...................................   1,956,938      989,176      933,516    1,067,996    625,621
   Long-term obligations:
     Long-term debt, net of current portion.......     798,028      376,992      376,956      453,760    224,793
     Deferred income taxes........................     108,434       69,445       61,802       45,108     33,378
     Other........................................      50,603       33,650       19,455        7,158      7,010
   Shareholders' equity...........................     720,067      411,911      412,066      415,432    304,779
   Ratio of debt to book capital..................         .54          .48          .48          .52        .42

CAPITAL EXPENDITURES
   Oil and gas mineral interests,
     equipment and facilities.....................$    982,499    $ 252,977    $ 158,973  $   508,506  $  64,066
   Other..........................................       3,485        6,265        2,371        1,607      1,744
-------------------------------------------------------------------------------------------------------------------
   Total capital expenditures.....................$    985,984    $ 259,242    $ 161,344  $   510,113  $  65,810
-------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

OPERATING STATISTICS

                                                                           Year ended December 31,
-------------------------------------------------------------------------------------------------------------------
                                                          1996         1995         1994         1993       1992
-------------------------------------------------------------------------------------------------------------------
GAS
Sales (in millions)................................   $  365.4      $ 167.4      $ 174.5     $  159.2    $ 134.2
Production (MMCF per day)..........................      469.4        272.2        247.6        211.1      204.6
Average price (per MCF)............................   $   2.17      $  1.72      $  1.97     $   2.10    $  1.81

OIL
Sales (in millions)................................   $  225.2      $ 153.5      $ 122.9     $  111.3    $ 120.2
Production (BBLS per day)..........................     34,520       25,617       22,751       19,496     17,826
Average price (per BBL)............................   $  18.28      $ 16.78      $ 14.90     $  15.91    $ 18.68

Royalty sales (in millions)........................   $   13.9      $   7.2      $   8.8     $    7.5    $   5.4

CONSOLIDATED BALANCE SHEET             NOBLE AFFILIATES, INC. AND SUBSIDIARIES

                                                                                         December 31,
---------------------------------------------------------------------------------------------------------
(In thousands, except share amounts)                                                 1996            1995
---------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and short-term cash investments                                        $    94,768    $    12,429
   Accounts receivable - trade                                                     206,151         79,478
   Materials and supplies inventories                                                4,489          2,855
   Other current assets                                                             11,395         22,750
---------------------------------------------------------------------------------------------------------
       Total current assets                                                        316,803        117,512
---------------------------------------------------------------------------------------------------------


PROPERTY, PLANT AND EQUIPMENT, AT COST:
   Oil and gas mineral interests, equipment and facilities
     (successful efforts method of accounting)                                   2,536,524      1,658,157
   Other                                                                            35,440         33,328
---------------------------------------------------------------------------------------------------------
                                                                                 2,571,964      1,691,485
   Accumulated depreciation, depletion and amortization                         (1,000,200)      (847,540)
---------------------------------------------------------------------------------------------------------
       Total property, plant and equipment, net                                  1,571,764        843,945
---------------------------------------------------------------------------------------------------------
OTHER ASSETS                                                                        68,371         27,719
---------------------------------------------------------------------------------------------------------

                                                                               $ 1,956,938    $   989,176
---------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

   Accounts payable - trade                                                    $   143,408    $    73,536
   Other current liabilities                                                        75,736         20,206
   Current installments of long-term debt                                           50,000
   Income taxes - current                                                           10,662          3,436
---------------------------------------------------------------------------------------------------------
       Total current liabilities                                                   279,806         97,178
---------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                              108,434         69,445
---------------------------------------------------------------------------------------------------------
OTHER DEFERRED CREDITS AND NONCURRENT LIABILITIES                                   50,603         33,650
---------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                     798,028        376,992
---------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:

   Preferred stock - par value $1;  4,000,000 shares authorized, none issued
   Common stock - par value $3.33 1/3; 100,000,000 shares authorized;
     58,321,297 and 51,722,647 shares issued in 1996 and 1995, respectively        194,402        172,407
   Capital in excess of par value                                                  355,651        145,059
   Retained earnings                                                               185,432        109,863
---------------------------------------------------------------------------------------------------------
                                                                                   735,485        427,329
   Less common stock in treasury, at cost (1996 and 1995, 1,524,900 shares)        (15,418)       (15,418)
---------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                  720,067        411,911
---------------------------------------------------------------------------------------------------------
                                                                               $ 1,956,938    $   989,176
---------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF OPERATIONS NOBLE AFFILIATES, INC. AND SUBSIDIARIES

                                                       Year ended December 31,
-------------------------------------------------------------------------------
(In thousands, except per share amounts)         1996         1995         1994
-------------------------------------------------------------------------------

REVENUES:
   Oil and gas sales and royalties         $ 604,588    $ 328,134    $ 306,169
   Gathering, marketing and processing       273,690      112,702       43,921
   Other income                                8,925       46,182        8,299
-------------------------------------------------------------------------------
                                             887,203      487,018      358,389
-------------------------------------------------------------------------------
COSTS AND EXPENSES:
   Oil and gas exploration                    49,861       33,246       54,321
   Oil and gas operations                    126,044       81,735       74,661
   Gathering, marketing and processing       253,529      107,867       42,758
   Depreciation, depletion and amortization  233,604      200,914      127,470
   Selling, general and administrative        51,567       36,514       36,408
   Interest                                   38,474       21,871       24,729
   Interest capitalized                       (2,165)      (3,127)      (7,183)
-------------------------------------------------------------------------------
                                             750,914      479,020      353,164
-------------------------------------------------------------------------------
INCOME BEFORE TAXES                          136,289        7,998        5,225
-------------------------------------------------------------------------------
INCOME TAX PROVISIONS:
   Current                                    31,376       (9,123)     (10,462)
   Deferred                                   21,033       13,035       12,521
-------------------------------------------------------------------------------
                                              52,409        3,912        2,059
-------------------------------------------------------------------------------
NET INCOME                                 $  83,880    $   4,086    $   3,166
-------------------------------------------------------------------------------
NET INCOME PER SHARE                       $    1.63    $     .08    $     .06
-------------------------------------------------------------------------------
AVERAGE NUMBER SHARES OUTSTANDING             51,414       50,046       49,970
-------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS NOBLE AFFILIATES, INC. AND SUBSIDIARIES

                                                                                       Year ended December 31,
---------------------------------------------------------------------------------------------------------------
(In thousands)                                                                     1996        1995        1994
---------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income                                                               $  83,880    $   4,086    $   3,166
   Adjustments to reconcile net income to net cash
       provided by operating activities:
     Depreciation, depletion and amortization                                 233,604      200,914      127,470
     Amortization of undeveloped lease costs, net                               5,827        6,465        7,813
     (Gain) loss on disposal of assets                                         (3,335)      (3,289)       2,213
     Noncurrent deferred income taxes                                          38,989        7,642       16,694
     Increase in other deferred credits                                        14,409       14,194       12,297
     (Increase) decrease in other                                             (16,296)        (399)       8,232
   Changes in working capital, not including cash:
     (Increase) decrease in accounts receivable                               (89,141)     (29,786)      16,622
     (Increase) decrease in other current assets                               10,608        5,151      (18,185)
     Increase (decrease) in accounts payable                                   37,536       27,063       17,119
     Increase (decrease) in other current liabilities                          64,864        6,879       (4,820)
---------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                     380,945      238,920      188,621
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                      (257,719)    (255,188)    (166,121)
   Acquisition of Energy Development Corporation                             (768,185)
   Proceeds from sale of property, plant and equipment                         26,758       10,745        2,392
---------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                        (999,146)    (244,443)    (163,729)
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Exercise of stock options                                                    7,851        3,766        1,463
   Cash dividends paid                                                         (8,311)      (8,006)      (7,995)
   Proceeds from bank borrowings                                              800,000       30,000       48,000
   Repayment of bank debt                                                     (99,000)     (30,000)
   (Retirement of) proceeds from issuance of long-term debt                                            (125,000)
   (Retirement of) proceeds from short-term debt for property acquisition                               (95,600)
---------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                           700,540       (4,240)    (179,132)
---------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND SHORT-TERM CASH INVESTMENTS                    82,339       (9,763)    (154,240)
CASH AND SHORT-TERM CASH INVESTMENTS AT BEGINNING OF YEAR                      12,429       22,192      176,432
---------------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM CASH INVESTMENTS AT END OF YEAR                         $  94,768    $  12,429    $  22,192
---------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
   Interest (net of amount capitalized)                                     $  28,652    $  17,659    $  18,603
   Income taxes                                                             $  11,500    $            $     660

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY NOBLE AFFILIATES, INC. AND SUBSIDIARIES


                                                    Common Stock          Capital in      Treasury
                                            --------------------------    Excess of       Stock at     Retained
(In thousands, except shares issued)        Shares Issued       Amount    Par Value        Cost        Earnings
---------------------------------------------------------------------------------------------------------------
JANUARY 1, 1994                             51,461,122       $  171,535   $  140,703   $  (15,418)   $  118,612
---------------------------------------------------------------------------------------------------------------

Net Income                                                                                                3,166
Exercise of stock options                       76,333              255        1,208
Cash dividends ($ .16 per share)                                                                         (7,995)
---------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1994                           51,537,455       $  171,790   $  141,911   $  (15,418)   $  113,783
---------------------------------------------------------------------------------------------------------------
Net Income                                                                                                4,086
Exercise of stock options                      185,192              617        3,148
Cash dividends ($ .16 per share)                                                                         (8,006)
---------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1995                           51,722,647       $  172,407   $  145,059   $  (15,418)   $  109,863
---------------------------------------------------------------------------------------------------------------
Net Income                                                                                               83,880
Exercise of stock options                      323,140            1,077        6,774
Redemption of convertible notes              6,275,510           20,918      203,818
Cash dividends ($ .16 per share)                                                                         (8,311)
---------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1996                           58,321,297       $  194,402   $  355,651   $  (15,418)   $  185,432
---------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in tables, unless otherwise indicated, are in thousands, except per share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

   The consolidated accounts include Noble Affiliates, Inc. (the Company) and the consolidated accounts of its wholly owned subsidiaries: Noble Gas Marketing, Inc. (NGM); Noble Trading, Inc. (NTI); NPM, Inc.; and Samedan Oil Corporation (Samedan). Listed below are consolidated entities at December 31, 1996.

     NOBLE AFFILIATES, INC.
         Noble Gas Marketing, Inc.
              Noble Gas Pipeline, Inc.
         Noble Trading, Inc.
         NPM, Inc.
         Samedan Oil Corporation
              Samedan Oil of Canada, Inc.
              Samedan Oil of Indonesia, Inc.
              Samedan of North Africa, Inc.
                  Samedan LPG
              Samedan Pipe Line Corporation
              Samedan Royalty Corporation
              Samedan of Tunisia, Inc.
              Energy Development Corporation
                  Brabant Petroleum, Ltd.
                  EDC Argentina, Inc.
                  EDC Australia, Ltd.
                  EDC China, Inc.
                  EDC Ecuador Ltd.
                  EDC Portugal Ltd.
                  EDC Senegal Ltd.
                  Gasdel Pipeline System Incorporated
                  HGC, Inc.
                  HIPS, Inc.
                  Producers Service, Inc.

NATURE OF OPERATIONS

   The Company is principally engaged, through its subsidiaries, in the exploration, development, production and marketing of oil and gas. Samedan operates throughout the major basins in the United States, including the Gulf of Mexico, as well as international operations with production in the U.K. Sector of the North Sea, Equatorial Guinea, Argentina and Canada. The Company markets its oil and gas production through NGM, NTI and Samedan.

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

FOREIGN CURRENCY TRANSLATION

   The U.S. dollar is considered the functional currency for each of the Company's international operations with the exception of Canada and the United Kingdom. The functional currency for Canada is the Canadian dollar and for the United Kingdom is the British pound, both of which have been translated into U.S. dollars for the financial statements. Translation gains or losses were not material in any of the periods presented.

INVENTORIES

   Materials and supplies inventories consisting principally of tubular goods and production equipment are stated at the lower of cost or market, with cost being determined by the first-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT

   The Company accounts for its oil and gas properties under the successful efforts method of accounting. Under this method, costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves and to drill and equip development wells are capitalized. Capitalized costs of producing oil and gas properties are amortized to operations by the unit-of-production method based on proved developed oil and gas reserves on a property by property basis as estimated by Company engineers. Estimated future restoration and abandonment costs are recorded by charges to depreciation, depletion and amortization expense over the productive lives of the related properties. The Company has provided $51.6 million for such future costs classified with accumulated DD&A in the balance sheet. The total estimated future dismantlement and restoration costs of $130.2 million are included in future production and development costs for purposes of estimating the future net revenues relating to the Company's proved reserves. Upon sale or retirement of depreciable or depletable property, the cost and related accumulated DD&A are eliminated from the accounts and the resulting gain or loss is recognized.

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

NET INCOME PER SHARE

   Net income per share of common stock has been computed on the basis of the weighted average number of shares outstanding during each period. The effect of shares issuable upon the exercise of stock options is immaterial. The convertible subordinated notes, which were converted on November 1, 1996, were not common stock equivalents and have not been included in computing fully diluted earnings per share for 1995 and 1994 since their inclusion would be antidilutive.

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

   The Company follows an entitlements method of accounting for its gas imbalances. Gas imbalances occur when the Company sells more or less gas than its entitled ownership percentage of total gas production. Any excess amount received above the Company's share is treated as a liability. If less than the Company's entitlement is received, the underproduction is recorded as a receivable. The Company records the noncurrent liability in Other Deferred Credits and Noncurrent Liabilities, and the current liability in Other Current Liabilities. The Company's gas imbalance liabilities were $21.7 million and $11.4 million for 1996 and 1995, respectively. The Company records the noncurrent receivable in Other Assets, and the current receivable in Other Current Assets. The Company's gas imbalance receivables were $19.3 million and $12.3 million for 1996 and 1995, respectively, and are valued at the amount which is expected to be received.

TAKE-OR-PAY SETTLEMENTS

   The Company records gas contract settlements which are not subject to recoupment in Other Income when the settlement is received.

TRADING AND HEDGING ACTIVITIES

   The Company, through its subsidiaries, from time to time, uses various hedging arrangements in connection with anticipated crude oil and natural gas sales of its production to minimize the impact of product price fluctuations. Such arrangements include fixed price hedges, costless collars and other contractual arrangements.

   During 1996, the Company had natural gas hedging contracts that ranged from 39 percent to 86 percent of its average daily natural gas production. Natural gas hedges were in the price range of $1.60 to $3.59 per MMBTU. The net effect of these 1996 hedges was a $.33 per MCF reduction in the average natural gas price. At December 31, 1996, the Company was a party to natural gas hedging contracts to hedge approximately 21 percent of its estimated 1997 average daily natural gas production at an average price per MMBTU of $2.20.

   The Company also had crude oil hedging contracts that ranged from 48 percent to 55 percent of its average daily oil production for January through July 1996 and 62 percent to 100 percent of its average daily oil production for August through December 1996. Crude oil hedges were in the price range of $16.50 to $24.27 per BBL. The net effect of these 1996 hedges was a $2.35 per BBL reduction in the average crude oil price. At December 31, 1996, the Company was a party to crude oil hedging contracts to hedge approximately 26 percent of its estimated 1997 annual crude oil production at an average price per BBL of $20.48.

   Hedging gains and losses related to the Company's oil and gas production are recorded in oil and gas sales and royalties.

   In addition to the hedging arrangements pertaining to the Company's production as described above, NGM employs various hedging arrangements in connection with its purchases and sales of third party production to lock in profits or limit exposure to gas price risk. Most of the purchases made by NGM are on an index basis; however, purchasers in the markets in which NGM sells often require fixed or NYMEX related pricing. NGM may use a hedge to convert the fixed or NYMEX sale to an index basis thereby determining the margin and minimizing the risk of price volatility. During 1996, NGM had hedging transactions with broker-dealers that ranged from 158,696 MMBTU's to 429,377 MMBTU's of gas per day.

   At December 31, 1996, NGM had in place hedges ranging from approximately 7,475 MMBTU's to 551,126 MMBTU's of gas per day for January 1997 to March 1998 for future physical transactions. NGM records hedging gains or losses relating to fixed term sales as gathering, marketing and processing revenues in the periods in which the related contract is completed.

   Although these hedging arrangements expose the Company to credit risk, the Company monitors the creditworthiness of its counterparties, which generally are major institutions, and believes that losses from nonperformance are unlikely to occur.

SELF-INSURANCE

   The Company self-insures the medical and dental coverage provided to certain of its employees, certain workers compensation and the first $100,000 of its general liability coverage.

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

   The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                     1996                    1995
                            -------------------      ---------------------

                             Carrying      Fair       Carrying      Fair
                             Amount       Value       Amount       Value
---------------------------------------------------------------------------

Cash and short-term
  cash investments          $  94,768   $  94,768    $  12,429    $  12,429
Oil and gas hedge
  agreements                $   5,180   $ (26,869)                $  (7,867)
Long-term debt
  (including current
  portion)                  $ 848,028   $ 854,000    $ 376,992    $ 379,812


NOTE 3 - DEBT
   A summary of debt at December 31 follows:

                                               1996      1995
---------------------------------------------------------------

$800 million Credit Agreement              $749,000   $
4 1/4% Convertible Subordinated
  Notes Due 2003                                       230,000
7 1/4% Notes Due 2023                       100,000    100,000
Bank Credit Agreement                                   48,000
---------------------------------------------------------------
Outstanding debt                            849,000    378,000
---------------------------------------------------------------
Less: current portion                        50,000
Less: unamortized discount                      972      1,008
---------------------------------------------------------------
Long-term debt                             $798,028   $376,992
---------------------------------------------------------------

   The Company has $749 million outstanding under its current $800 million bank credit agreement. Such borrowings were made to finance the acquisition of EDC. The bank credit agreement consists of a $400 million term loan, with certain scheduled prepayments aggregating $150 million and a final maturity of July 31, 2001, and a $400 million revolving credit facility with a final maturity of July 31, 2001. The interest rate is a variable rate based on a Eurodollar rate. The weighted average interest rate on the borrowings during 1996 was 6.1 percent.

   On November 1, 1996 all of the Company's $230 million in 4 1/4% Subordinated Convertible Notes due 2003 were converted into 6,275,510 shares of common stock.

   Also outstanding are $100 million of 7 1/4% Notes due 2023. The Company may not redeem any portion of these notes prior to maturity.

   The Company's previous bank credit agreement provided for maximum unsecured borrowings of $100 million at variable rates. On July 31, 1996 the Company used proceeds from its current bank credit agreement to repay $48 million of outstanding indebtedness under its previous bank credit agreement. The bank credit agreement was canceled in connection with the repayment.

   During the next five years principal payments of $50 million in 1997, $49 million in 1998 and $650 million in 2001 are required under the Company's debt agreements.

NOTE 4 - INCOME TAXES

   The components of income from operations before income taxes for each year are as follows:

                                             1996           1995        1994
------------------------------------------------------------------------------

Domestic                                   $ 137,462    $  18,368    $  12,148
Foreign                                       (1,173)     (10,370)      (6,923)

------------------------------------------------------------------------------
                                           $ 136,289    $   7,998    $   5,225
------------------------------------------------------------------------------

   The income tax provisions relating to operations for each year consist of the following:

                                             1996           1995        1994
------------------------------------------------------------------------------
U.S. current                               $ 26,425   $ (9,309)   $(10,462)
U.S. deferred                                17,918     11,327      13,140
State current                                   844         65
State deferred                                  644        258         (31)
Foreign current                               4,107        121
Foreign deferred                              2,471      1,450        (588)
------------------------------------------------------------------------------
                                           $ 52,409   $  3,912    $  2,059
------------------------------------------------------------------------------

   The net current deferred tax asset (liability) in the following table is classified as Other Current Assets (Liabilities) in the Consolidated Balance Sheet at December 31, 1996 and 1995. The tax effects of temporary differences which gave rise to deferred tax assets and liabilities as of December 31 were:


                                                         1996          1995
------------------------------------------------------------------------------
U.S. and State Current Deferred Tax Assets (Liabilities):
   Accrued expenses                                    $    (197)   $    (513)
   Deferred income                                           255          525
   Deferred hedge                                           (219)      (2,281)
   Minimum tax                                               286        1,460
   Allowance for doubtful accounts                         1,186          181
   Other                                                    (111)         335
------------------------------------------------------------------------------
   Net current deferred tax asset (liability)              1,200         (293)
------------------------------------------------------------------------------
U.S. and State Non-current Deferred Tax Liabilities:
   Property, plant and equipment, principally due to
    differences in depreciation, amortization, lease
    impairment and abandonments                         (100,983)     (71,789)
    Accrued expenses                                       3,454        2,824
   Deferred income                                         6,629
   Income tax accruals                                    11,215        1,287
   Other                                                     423         (317)
------------------------------------------------------------------------------
   Net non-current deferred liability                    (79,262)     (67,995)
------------------------------------------------------------------------------
   U.S. and state net deferred tax liability             (78,062)     (68,288)
------------------------------------------------------------------------------
Foreign Deferred Tax Liabilities:
   Property, plant and equipment of
    foreign operations                                   (25,226)      12,836
   Valuation allowance                                    (3,946)     (14,286)
------------------------------------------------------------------------------
   Deferred tax liability                                (29,172)      (1,450)
------------------------------------------------------------------------------
Total deferred taxes                                   $(107,234)   $ (69,738)
------------------------------------------------------------------------------

   A valuation allowance of $3.9 million and $14.3 million for 1996 and 1995, respectively, related to the Company's foreign operations, was established for the portion of the deferred tax assets which management believes is unlikely to have a tax benefit realized.

   The following table details the difference between the federal statutory tax rate and the effective tax rate for the years ended December 31:

(Amounts expressed in percentages)      1996       1995      1994
------------------------------------------------------------------
Statutory rate                           35.0      35.0      35.0
Effect of:
  Percentage depletion                    (.1)     (1.4)     (2.2)
  State taxes                              .7       2.6        .1
  Foreign taxes                           3.1      12.8
  Net operating loss carryback                                7.9
  Other, net                              (.2)      (.1)     (1.4)
------------------------------------------------------------------
Effective rate                           38.5      48.9      39.4
------------------------------------------------------------------



NOTE 5 - COMMON STOCK AND STOCK OPTIONS

   The Company has two stock option plans, the 1992 Stock Option and Restricted Stock Plan (1992 Plan) and the 1988 Non-Employee Director Stock Option Plan (1988 Plan). The Company accounts for these plans under APB Opinion 25, under which no compensation cost has been recognized in the accompanying financial statements.

   The following schedule shows the Company's net income and net income per share for each of the years ended December 31, had compensation costs been determined consistent with SFAS No. 123.




                              1996          1995
--------------------------------------------------

Net Income:
   As Reported            $   83,880     $   4,086
   Pro Forma              $   82,447     $   3,651
Net Income Per Share:
   As Reported            $     1.63     $     .08
   Pro Forma              $     1.60     $     .07

   The SFAS No. 123 method of accounting has not been applied to options granted prior to 1995. The pro forma information presented above is based on several assumptions and should not be viewed as indicative of the operations of the Company in future periods.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 6.62 and 6.33 percent; dividend yield of .40 and .66 percent; expected lives of options of 7 years for both grants and; expected volatility of 32.89 and 33.33 percent.

   Under the Company's 1992 Plan the Board of Directors may grant stock options and award restricted stock. No restricted stock has been issued under the 1992 Plan. Since the 1992 Plan's adoption stock options have been issued at the market price on the date of grant. The earliest the granted options may be exercised is over a three year period at the rate of 33 1/3% each year commencing on the first anniversary of the grant date. The options expire ten years from the grant date. The Plan covers a maximum of 2,000,000 shares of the Company's authorized but unissued common stock. At December 31, 1996, the Company had reserved 1,735,739 shares of its common stock for issuance, including 525,660 shares available for grant under its 1992 Plan.

   The Company's 1988 Plan allows stock options to be issued to certain non-employee directors at the market price on the date of grant. The options may be exercised one year after issue and expire ten years from the grant date. The 1988 Plan originally provided for the grant of options to purchase a maximum of 250,000 shares of the Company's authorized but unissued common stock. The 1988 Plan was amended with a vote of the shareholders during 1996 to increase by 300,000 shares to 550,000 shares the aggregate number of shares of common stock that may be issued under the 1988 Plan. At December 31, 1996, the Company had reserved 434,500 shares of its common stock for issuance, including 304,000 shares available for grant under its 1988 Plan.

   Stock options outstanding under the plans mentioned above and two previously terminated plans are presented for the periods indicated.

                                      Number        Option
                                     of Shares    Price Range
---------------------------------------------------------------
OUTSTANDING DECEMBER 31, 1993      1,203,948     $10.63-$24.88
---------------------------------------------------------------

  Granted                            303,243     $27.25-$30.00
  Exercised                          (76,333)    $10.63-$24.88
  Cancelled                           (1,476)    $13.75-$16.88
--------------------------------------------------------------
OUTSTANDING DECEMBER 31, 1994      1,429,382     $10.63-$30.00
---------------------------------------------------------------
  Granted                            357,663     $24.25-$25.50
  Exercised                         (185,192)    $10.63-$27.25
  Cancelled                          (18,144)    $16.88-$27.25
--------------------------------------------------------------
OUTSTANDING DECEMBER 31, 1995      1,583,709     $10.63-$30.00
---------------------------------------------------------------
  Granted                            376,368     $37.63-$40.38
  Exercised                         (323,140)    $10.63-$27.25
  Cancelled                          (34,839)    $16.88-$27.25
--------------------------------------------------------------
OUTSTANDING DECEMBER 31, 1996      1,602,098     $10.63-$40.38
---------------------------------------------------------------
EXERCISABLE AT DECEMBER 31, 1996     916,207     $10.63-$40.38
---------------------------------------------------------------

   The weighted average fair value of options granted using the Black-Scholes option pricing model was $18.95 for 1996 and $11.05 for 1995.

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

   The periodic pension expense included the following components for the years ended December 31:

                                                     1996        1995        1994
-------------------------------------------------------------------------------------
Service cost-benefits earned in the period        $ 2,212      $ 1,781      $ 1,814
Interest cost on projected benefit obligation       3,382        3,298        2,876
Actual return on plan assets                       (6,734)      (8,611)       1,346
Net amortization and deferral                       3,621        5,461       (4,200)
-------------------------------------------------------------------------------------
Net pension expense                               $ 2,481      $ 1,929      $ 1,836
-------------------------------------------------------------------------------------


   The funded status of the plans at December 31 was as follows:

                                                         1996                           1995
                                                 -----------------------        -----------------------
                                                 Funded         Unfunded        Funded        Unfunded
--------------------------------------------------------------------------------------------------------
Actuarial present value of:

  Vested benefit obligation                  $   27,694      $    3,473      $   27,445      $    2,934
  Accumulated benefit obligation                 31,476           3,623          31,009           3,069
--------------------------------------------------------------------------------------------------------
Projected benefit obligation                     42,506           5,074          42,946           5,055
Plan assets at fair value                        47,921                          42,070
--------------------------------------------------------------------------------------------------------
Plan assets in excess of
  (less than) projected
  benefit obligation                              5,415          (5,074)           (876)         (5,055)
Unrecognized net (gain) loss                    (11,775)             32          (4,711)            536
Unrecognized net (asset)
  liability at transition                        (1,936)          3,248          (2,152)          3,488
Unrecognized prior
  service cost                                    2,579             451           2,325             155
--------------------------------------------------------------------------------------------------------
Accrued pension cost                         $   (5,717)     $   (1,343)     $   (5,414)     $     (876)
--------------------------------------------------------------------------------------------------------

   The Company's assumptions as of December 31 in determining the pension cost and liability for the three years were as follows:

(Amounts expressed in percentages)       1996      1995    1994
----------------------------------------------------------------

Discount rate                             7.75     7.25     8.50
Rates of increase in compensation         5.50     5.50     6.00
Long-term rate of return on plan assets   8.50     8.50     8.50



EMPLOYEE SAVINGS PLAN

   The Company has an employee savings plan (ESP) which is a defined contribution plan. Participation in the ESP is voluntary and all regular employees of the Company are eligible to participate. Subject to certain limitations, the Company may contribute up to 100 percent of the participant's contribution. Plan contributions of $1,053,000, $895,000 and $775,000 for 1996, 1995 and 1994, respectively, were charged to expense.

OTHER EMPLOYEE PLANS

   The Company sponsors other plans for the benefit of its employees and retirees. These plans include health care and life insurance benefits. The accumulated postretirement benefit obligation of these plans was computed using an assumed discount rate of 7.75, 7.25 and 8.5 percent in 1996, 1995 and 1994, respectively. The health care cost trend rate was assumed to be 10 percent for 1996, declining by one percent for four successive years to 6 percent in 2000 and 2001, decreasing to 5.5 percent for 2002 and remaining at that rate thereafter.

   If the health care cost trend rate was increased one percent for all future years, the accumulated postretirement benefit obligation as of December 31, 1996, would have increased approximately $288,000. The effect of this change on the aggregate of service and interest cost for 1996 would have been an increase of approximately $52,000.

   Net postretirement benefit cost for the years ended December 31, includes the following components:

                                                 1996     1995     1994
----------------------------------------------------------------------------

Service cost-benefits earned in the period       $180     $140     $136
Interest cost-accumulated benefit obligation      143      123       93
Net loss amortization                              27       12       24
----------------------------------------------------------------------------
Net postretirement benefit cost                  $350     $275     $253
----------------------------------------------------------------------------



   The plan's postretirement benefit obligation at December 31 was as follows:

                                                       1996            1995
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                         $     (357)     $     (173)
  Fully eligible active employees                        (377)           (363)
  Active employees, not fully eligible                 (1,418)         (1,471)
-------------------------------------------------------------------------------
Total participants                                     (2,152)         (2,007)
Plan Assets
-------------------------------------------------------------------------------
Funded status                                          (2,152)         (2,007)
Unrecognized net loss                                     554             656
-------------------------------------------------------------------------------
Accrued postretirement benefit obligation          $   (1,598)     $   (1,351)
-------------------------------------------------------------------------------


NOTE 7 - EDC ACQUISITION

   On July 31, 1996, Samedan acquired all the outstanding common stock of EDC for $768 million. In connection with the acquisition, the Company entered into a $800 million bank credit facility. Borrowings of $800 million under that agreement and existing cash balances were used to fund the purchase of EDC and repay $48.0 million of outstanding indebtedness under the Company's then existing bank credit agreement.

   The acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to EDC's assets and liabilities based on fair values at the date of the acquisition.

   The operating results of EDC have been included in the Consolidated Statement of Operations from the date of the acquisition. The pro forma information includes adjustments for interest expense that would have been incurred to finance the acquisition, additional depreciation, depletion and amortization based on the fair value of EDC's property, plant and equipment and expected savings from the termination of certain EDC employees and facilities consolidation. The following pro forma information has been prepared assuming the acquisition had taken place at the beginning of each of the following years.


                            1996           1995
                         ----------     ----------
                                 (unaudited)
--------------------------------------------------
Revenues                 $1,103,334     $  842,757
Net income               $   74,082     $       73
Net income per share     $     1.44     $     0.00



   The pro forma information presented above is based on several assumptions and should not be viewed as indicative of the operations of the Company in future periods.

NOTE 8 - ADDITIONAL BALANCE SHEET AND STATEMENT OF OPERATIONS INFORMATION

   Included in accounts receivable-trade is an allowance for doubtful accounts at December 31 of the following:

                                          1996         1995
--------------------------------------------------------------
Allowance for doubtful accounts     $    3,083     $      500

   Other current assets at December 31 include the following:

                                          1996         1995
--------------------------------------------------------------
Deferred hedges                     $    1,684     $    7,632
Deferred tax asset                  $    1,200
Income tax receivable                              $    9,329

   Other current liabilities at December 31 include the following:

                                          1996         1995
--------------------------------------------------------------
Gas imbalance liabilities           $    3,583     $    5,173


   Oil and gas operations expense included the following for the years ended December 31:

                                        1996            1995          1994
------------------------------------------------------------------------------
Lease operating expense             $  116,692     $   78,959     $   69,613
Production taxes                    $   10,108     $    3,426     $    5,927

   Oil and gas exploration expense included the following for the years ended December 31:

                                        1996            1995          1994
------------------------------------------------------------------------------
Dry hole expense                    $   32,762     $   17,608     $   35,275
Undeveloped lease amortization      $    5,827     $    6,465     $    7,813
Abandoned assets                    $      545     $      483     $    2,945
Seismic                             $   11,885     $    8,358     $    8,254

   Listed below is the only purchaser who accounted for more than ten percent of total oil and gas sales and royalties in the past three years.

                                        1996            1995          1994
------------------------------------------------------------------------------
Natural Gas Clearinghouse                *                *            16%
*Less than ten percent

NOTE 9 - IMPAIRMENT OF LONG-LIVED ASSETS

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company adopted SFAS No. 121 during the fourth quarter of 1995.

     The assets impaired under SFAS No. 121 are oil and gas properties maintained under the successful efforts method of accounting. The excess of the net book value over the projected discounted future net revenue of the impaired properties was charged to DD&A expense. The Company recognized a $59.5 million SFAS No. 121 impairment for 1995. This impairment included $3.2 million in Tunisia, $4.1 million in Canada, $18.4 million onshore U.S., and $33.8 million in offshore Gulf of Mexico properties.

   The Company recorded no asset impairment for its properties during 1996.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Noble Affiliates, Inc.:

   We have audited the accompanying consolidated balance sheet of Noble Affiliates, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Noble Affiliates, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

   As explained in Note 9 to the financial statements, in 1995 the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

Oklahoma City, Oklahoma                          ARTHUR ANDERSEN LLP
January 24, 1997

NOTE 10 - SUPPLEMENTAL OIL AND GAS INFORMATION

(Unaudited)

   The following reserve schedules were developed by the Company's reserve engineers and set forth the changes in estimated quantities of proved oil and gas reserves of the Company during each of the three years presented, and the proved developed oil and gas reserves as of the beginning of each year.

                                                      Natural Gas and                        Crude Oil & Condensate
                                                    Casinghead Gas (MMCF)                    (barrels in thousands)
-----------------------------------------------------------------------------------------------------------------------
PROVED  DEVELOPED AND UNDEVELOPED RESERVES:United States International    TOTAL    United States  International   TOTAL
-----------------------------------------------------------------------------------------------------------------------
PROVED RESERVES AS OF DECEMBER 31, 1993       664,399       27,131       691,530       65,523        7,432       72,955
-----------------------------------------------------------------------------------------------------------------------
Revisions of previous estimates                15,409        2,418        17,827       (1,052)       1,711          659
Extensions, discoveries and other additions   148,008        6,773       154,781        8,160        1,851       10,011
Production                                    (84,504)      (3,225)      (87,729)      (7,434)      (1,237)      (8,671)
Sale of minerals in place                        (854)        (167)       (1,021)        (276)         (19)        (295)
Purchase of minerals in place                   1,787        1,775         3,562          615          253          868
-----------------------------------------------------------------------------------------------------------------------
PROVED RESERVES AS OF DECEMBER 31, 1994       744,245       34,705       778,950       65,536        9,991       75,527
-----------------------------------------------------------------------------------------------------------------------
Revisions of previous estimates               (35,728)      (4,776)      (40,504)         247         (517)        (270)
Extensions, discoveries and other additions   143,589        6,558       150,147       12,270        3,658       15,928
Production                                    (94,038)      (2,946)      (96,984)      (8,175)      (1,405)      (9,580)
Sale of minerals in place                      (2,424)      (3,489)       (5,913)        (115)          (6)        (121)
Purchase of minerals in place                  62,657        1,986        64,643        1,144        1,380        2,524
-----------------------------------------------------------------------------------------------------------------------
PROVED RESERVES AS OF DECEMBER 31, 1995       818,301       32,038       850,339       70,907       13,101       84,008
-----------------------------------------------------------------------------------------------------------------------
Revisions of previous estimates               (30,618)      (2,792)      (33,410)        (187)         731          544
Extensions, discoveries and other additions   127,399        9,825       137,224        7,701        2,507       10,208
Production                                   (162,996)      (5,104)     (168,100)     (10,785)      (2,287)     (13,072)
Sale of minerals in place                     (49,851)      (4,286)      (54,137)      (1,239)        (216)      (1,455)
Purchase of minerals in place                 377,372       46,962       424,334       15,920       19,594       35,514
-----------------------------------------------------------------------------------------------------------------------
PROVED RESERVES AS OF DECEMBER 31, 1996     1,079,607       76,643     1,156,250       82,317       33,430      115,747
-----------------------------------------------------------------------------------------------------------------------

PROVED DEVELOPED RESERVES:

   January 1, 1994                            570,462       27,131       597,593       64,284        6,885       71,169
   January 1, 1995                            658,228       34,705       692,933       63,013        8,305       71,318
   January 1, 1996                            750,753       32,036       782,789       67,368       11,667       79,035
   January 1, 1997                          1,010,837       50,258     1,061,095       78,564       29,334      107,898


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

                                      1996                              1995                              1994
                      ---------------------------------  ---------------------------------  ----------------------------------
                      United States International TOTAL  United States International TOTAL  United States International  TOTAL
------------------------------------------------------------------------------------------------------------------------------
Property acquisition
  costs:
  Proved                  $541,363    $146,052   $687,415    $36,728     $6,932    $43,660      $ 3,742     $2,375    $  6,117
  Unproved                  24,672      21,737     46,409      8,209      1,096      9,305        8,695      1,773      10,468
------------------------------------------------------------------------------------------------------------------------------
Total                     $566,035    $167,789   $733,824    $44,937     $8,028    $52,965      $12,437     $4,148    $ 16,585
------------------------------------------------------------------------------------------------------------------------------
Exploration costs         $ 81,018    $  9,981   $ 90,999    $39,008    $11,586    $50,594      $48,151    $14,656    $ 62,807
------------------------------------------------------------------------------------------------------------------------------
Development costs         $176,419    $  7,886   $184,305   $159,405     $2,981   $162,386     $105,993     $4,345    $110,338
------------------------------------------------------------------------------------------------------------------------------

AGGREGATE CAPITALIZED COSTS

   Aggregate capitalized costs relating to the Company's oil and gas producing activities, and related accumulated DD&A as of the end of the year are shown below.

                                                   1996                                                   1995
                                  --------------------------------------------       ----------------------------------------------
                                  United States     International        TOTAL       United States    International         TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Unproved oil and gas properties    $    49,380      $    26,591      $    75,971      $    31,124      $     5,784      $    36,908
Proved oil and gas properties        2,242,325          218,228        2,460,553        1,558,009           63,239        1,621,248
-----------------------------------------------------------------------------------------------------------------------------------
                                     2,291,705          244,819        2,536,524        1,589,133           69,023        1,658,156
Accumulated DD&A                      (943,055)         (33,778)        (976,833)        (794,622)         (31,707)        (826,329)
-----------------------------------------------------------------------------------------------------------------------------------
Net capitalized costs              $ 1,348,650      $   211,041      $ 1,559,691      $   794,511      $    37,316      $   831,827
-----------------------------------------------------------------------------------------------------------------------------------

OIL AND GAS OPERATIONS

   Aggregate results of operations in connection with the Company's oil and gas producing activities are shown below.

                                            1996                             1995                               1994
                           ---------------------------------  ---------------------------------  ----------------------------------
                           United States International TOTAL  United States International TOTAL  United States International  TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                       $548,488   $ 56,100   $604,588   $301,710    $ 26,424    $328,134    $277,467   $ 28,702    $306,169

Production costs                118,387     20,737    139,124     74,911       7,473      82,384      68,340      7,200      75,540

Exploration expenses             43,844     15,473     59,317     40,971      12,262      53,233      49,991     18,247      68,238

DD&A and valuation provision    222,426     13,767    236,193    191,227      13,115     204,342*    125,880      6,526     132,406
-----------------------------------------------------------------------------------------------------------------------------------

Income (loss)                   163,831      6,123    169,954     (5,399)     (6,426)    (11,825)     33,256     (3,271)     29,985

Income tax expense (benefit)     57,873      4,850     62,723     (2,046)     (2,296)     (4,342)     11,503        (33)     11,470
-----------------------------------------------------------------------------------------------------------------------------------

  Results of operations
   from producing
   activities (excluding
   corporate overhead
   and interest costs)         $105,958   $  1,273   $107,231   $ (3,353)   $ (4,130)   $ (7,483)   $ 21,753   $ (3,238)   $ 18,515
-----------------------------------------------------------------------------------------------------------------------------------

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

                                          1996                              1995                               1994
                          ---------------------------------  ---------------------------------  -----------------------------------
                          United States International TOTAL  United States International TOTAL  United States International  TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
  Future cash inflows        $  6,013   $    878   $  6,891   $  3,610   $    277     $  3,887   $  2,439     $    224   $  2,663

  Future production and
   development costs            2,078        361      2,439      1,055         58        1,113        870           62        932

  Future income tax expenses    1,078        147      1,225        709         61          770        423           44        467
-----------------------------------------------------------------------------------------------------------------------------------

  Future  net cash flows        2,857        370      3,227      1,846        158        2,004      1,146          118      1,264

  10% annual discount for
  estimated timing of
  cash flows                      890        115      1,005        673         57          730        479           49        528
-----------------------------------------------------------------------------------------------------------------------------------



  Standardized measure of
   discounted future net
  cash flows                 $  1,967   $    255   $  2,222   $  1,173   $    101     $  1,274   $    667     $     69   $    736
-----------------------------------------------------------------------------------------------------------------------------------


   Future cash inflows are computed by applying year-end prices of oil and gas relating to the Company's proved reserves to the year-end quantities of those reserves, with consideration given to the effect of existing trading and hedging contracts if any. The year-end weighted average oil price utilized in the computation of future cash inflows was approximately $22.63 per BBL.

   West Texas intermediate crude oil price in mid February 1997 was approximately $2.10 lower than year-end 1996. The Company estimates that a $1.00 per BBL change in the average oil price from the year-end price would change discounted future net cash flows before income taxes by approximately $67 million.

   The year-end weighted average gas price utilized in the computation of future cash inflows was approximately $3.83 per MCF. Natural gas index prices at Henry Hub have decreased approximately $1.10 per MCF in mid February 1997 compared with the year-end index. The Company estimates that a $.10 per MCF change in the average gas price from the year-end price would change discounted future net cash flows before income taxes by approximately $72 million.

   Future production and development costs, which include dismantlement and restoration expense, are computed by estimating the expenditures to be incurred in developing and producing the Company's proved oil and gas reserves at the end of the year, based on year-end costs, and assuming continuation of existing economic conditions.

   Future income tax expenses are computed by applying the appropriate year-end statutory tax rates to the future pretax net cash flows relating to the Company's proved oil and gas reserves, less the tax bases of the properties involved. The future income tax expenses give effect to tax credits and allowances, but do not reflect the impact of general and administrative costs and exploration expenses of ongoing operations relating to the Company's proved oil and gas reserves.

   At December 31, 1996, the Company had estimated gas imbalance receivables of $19.3 million and estimated liabilities of $21.7 million; at year-end 1995, $12.3 million in receivables and $11.4 million in liabilities; and at year-end 1994, $11.7 million in receivables and $10.5 million in liabilities. Neither the gas imbalance receivables nor liabilities have been included in the standardized measure of discounted future net cash flows for the three years ended December 31, 1996.

   Principal changes in the aggregate standardized measure of discounted future net cash flows attributable to the Company's proved oil and gas reserves at year end are shown below.

(In millions of dollars)                           1996       1995       1994
--------------------------------------------------------------------------------
Standardized measure of discounted
  future net cash flows at the beginning
  of the year                                   $  1,274    $    736    $    675
Extensions, discoveries and improved
  recovery, less related costs                       256         378         160
Revisions of previous quantity estimates             (76)        (53)         18
Changes in estimated future
  development costs                                  (21)        (29)        (31)
Purchases/sales of minerals in place               1,043         116           3
Net changes in prices and production costs           212         378         (90)
Accretion of discount                                178         103          95
Sales of oil and gas produced, net of
  production costs                                  (475)       (241)       (228)
Development costs incurred during
  the period                                          74          67          44
Net change in income taxes                          (368)       (216)        (17)
Change in timing of estimated future
  production, and other                              125          35         107
--------------------------------------------------------------------------------
Standardized measure of discounted
  future net cash flows at the end
  of the year                                   $  2,222    $  1,274    $    736
--------------------------------------------------------------------------------

NOTE 11 - INTERIM FINANCIAL INFORMATION

(Unaudited)

   Interim financial information for the years ended December 31, 1996 and 1995 are as follows:

                                      Quarter Ended
------------------------------------------------------------------------------
                               Mar. 31,     June 30,   Sept. 30,    Dec. 31,
------------------------------------------------------------------------------
1996

Revenues                      $ 170,423   $ 183,572   $ 257,232   $ 275,976
Gross profit
  from operations             $  40,410   $  31,066   $  37,333   $  63,789
Net income                    $  22,679   $  16,859   $  15,306   $  29,036
Net income per share          $     .45   $     .33   $     .31   $     .53


1995

Revenues                      $  91,854   $ 107,130   $ 110,290   $ 177,744
Gross profit
  from operations             $   5,266   $  10,186   $   9,013   $   2,277
Net income (loss)             $     440   $   3,357   $   2,729   $  (2,440)
Net income (loss) per share   $     .01   $     .07   $     .05   $    (.05)

   During the fourth quarter of 1996 and 1995, DD&A expense increased $.8 million and decreased $3.1 million, respectively, relating to the cumulative effect of oil and gas reserve revisions on the DD&A provision for the preceding three quarters.

   During the fourth quarter of 1995, the Company recognized two non-recurring items. In November, $39.0 million was recorded as income from the settlement of a bankruptcy claim against Columbia Gas Transmission Corporation. In December, the Company recorded a pretax charge of $59.5 million relating to the adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed Of."

CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR
Liberty Bank and Trust Company
   of Oklahoma City, N. A.
P. O. Box 25848
Oklahoma City, Oklahoma 73125

INDEPENDENT ACCOUNTANTS
Arthur Andersen LLP
Oklahoma City, Oklahoma

COMMON STOCK LISTED
New York Stock Exchange
Symbol - NBL

ANNUAL MEETING

The Annual Meeting of Shareholders of Noble Affiliates, Inc. will be held on Tuesday, April 22, 1997, at 10:00 a.m. at the Charles B. Goddard Center located at "D" Street and First Avenue S.W. in Ardmore, Oklahoma. All shareholders are cordially invited to attend.

FORM 10-K

A copy of Form 10-K, as filed with the Securities and Exchange Commission, is available upon request by writing to Vice President - Finance and Treasurer, Noble Affiliates, Inc., P.O. Box 1967, Ardmore, Oklahoma 73402.

GLOSSARY

BBL             Barrel

BCF             Billion Cubic Feet

BOE             Barrel of Oil Equivalent

LPG             Liquid Petroleum Gas

MCF             Thousand Cubic Feet

MMBBL           Million Barrels

MMBTU           Million British Thermal Units

MMCF            Million Cubic Feet

TCF             Trillion Cubic Feet

SHAREHOLDERS' PROFILE
December 31, 1996

                                    Shares      Shareholders
                               Outstanding         of Record
--------------------------------------------------------------
Individuals                        565,033             1,022
Joint accounts                      86,662               228
Fiduciaries                        191,497               294
Institutions                     6,420,363                38
Nominees                        49,520,088                 4
Foreign                             12,754                14
------------------------------------------------------------
   Total                        56,796,397             1,600
------------------------------------------------------------

STOCK PRICES AND DIVIDENDS BY QUARTERS

                                                  DIVIDEND
                           HIGH         LOW      PER SHARE
-------------------------------------------------------------
1996
First quarter             $33 3/8     $26 7/8         $.04
Second quarter             38 3/8      32 1/8          .04
Third quarter              42 1/2      37 3/8          .04
Fourth quarter             49          41 5/8          .04


-------------------------------------------------------------
1995
First quarter             $27 1/2     $21 1/4         $.04
Second quarter             29          25 1/2          .04
Third quarter              29 1/8      23 5/8          .04
Fourth quarter             30 1/2      22 5/8          .04

                                  APPENDIX I.

The following describes graphs which were included in the Management's Discussion and Analysis on pages 15 through 20 of the Registrant's 1996 annual report.

Page 15 - Three Years of Costs Incurred for Acquisitions, Exploration and
          Development
                1994:  $190 million
                1995:  $266 million
                1996:  $1,009 million

           Average Finding Cost Per BOE for Three Years
                1994:  $4.64 per barrel
                1995:  $5.64 per barrel
                1996:  $7.51 per barrel
                Three Year Average:  $6.59
           Gas converted 6:1

Page 16 -  Gas Reserves Added for Three Years
                1994:  176.2 BCF's
                1995:  174.3 BCF's
                1996:  528.1 BCF's

           Oil Reserves Added for Three Years
                1994:  11.5 million barrels
                1995:  18.2 million barrels
                1996:  46.3 million barrels

           Net Income for Three Years
                1994:  $3.2 million
                1995:  $4.1 million
                1996:  $83.9 million

Page 17 -  Gas Revenues for Three Years
                1994: $174.5 million - $1.97 Average price per mcf 1995: $167.4 million - $1.72 Average price per mcf 1996: $365.4 million - $2.17 Average price per mcf

           Oil Revenues For Three Years
                1994: $122.9 million - $14.90 Average price per barrel 1995: $153.5 million - $16.78 Average price per barrel 1996: $225.2 million - $18.28 Average price per barrel

Page 18 -  DD&A Expense Per BOE of Production for Three Years
                1994:  $5.46 per barrel
                1995: $7.75 per barrel (includes $59.5 million impairment - SFAS 121)
                1996:  $5.66 per barrel
           Gas converted 6:1

Page 19 -  SG&A Expense Per BOE of Production for Three Years
                1994:  $1.56 per barrel
                1995:  $1.41 per barrel
                1996:  $1.25 per barrel
           Gas converted 6:1

Page 20 -  Average Production and Lifting Cost per BOE for Three Years
                1994:  $3.20 per barrel
                1995:  $3.15 per barrel
                1996:  $3.05 per barrel
         Gas converted 6:1